UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

AUGUSTA ENTERTAINMENT, LLC
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

3480 Wrightsboro Road
Augusta, Georgia 30909
(706) 738-8000
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Frank J. Lawrence, Chief Executive Officer
3480 Wrightsboro Road
Augusta, Georgia 30909
(706) 738-8000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
Douglas D. Batchelor, Jr.
Hull, Towill, Norman, Barrett & Salley, P.C.
801 Broad Street, 7th Floor
Augusta, Georgia 30901
(706) 722-4481

7941	20-0229550
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I —NOTIFICATION

ITEM 1. Significant Parties

(a) Directors. As a manager-managed limited liability company organized under Georgia law, the issuer does not have directors, but management authority is vested in its managers. Currently, the issuer, Augusta Entertainment, LLC, is managed by its sole manager, whose name and business address is as follows:

Frank J. Lawrence
Bobby Jones Ford
3480 Wrightsboro Road
Augusta, Georgia 30909
(706) 738-8000

Upon consummation of the offering, the number of managers will be increased to six. Mr. Lawrence will continue as a manager, and the following five individuals are expected to become managers:

William S. Morris III
Morris Communications Company, LLC
725 Broad Street
Augusta, Georgia 30901
(706) 724-0851

Carl Scheer
ScheerGame Sports Development, LLC
2215 S. Third Street, Suite 203
Jacksonville Beach, Florida 32250
(904) 242-7206

Paul S. Simon
Augusta Riverfront Center - Suite 340
One Tenth Street
Augusta, Georgia 30901
(706) 823-3302

Larry E. Sconyers
2250 Sconyers Way
Augusta, Georgia 30906
(706) 790-5411

James L. Kendrick
512 Reynolds Street
Augusta, Georgia 30901
(706) 722-6940

Upon the expiration of the terms of these managers, their replacements will be elected for three year terms by vote of the members. The terms of two of these managers expire on December 31 of each of 2005, 2006 and 2007.

(b) Officers. The issuer's chief executive officer is Mr. Lawrence, the manager listed above.

While they do not currently have official titles with the issuer, William S. Morris III and Paul S. Simon (both listed above in paragraph (a) as proposed managers) perform supervisory management and business planning services for the issuer.

(c) General Partners. The issuer is a limited liability company and has no general partners. The issuer has two members, as listed in paragraph (d) below.

(d) Record Owners. Currently, the issuer has two members, each of which are record and beneficial owners of 50% of the membership interests, as listed below:

Frank J. Lawrence
Bobby Jones Ford
3480 Wrightsboro Road
Augusta, Georgia 30909
(706) 738-8000

Shivers Hockey Investment, LLC
c/o William S. Morris III, Chairman
725 Broad Street
Augusta, Georgia 30901
(706) 724-0851

The issuer has committed to issue membership interests equal to 5% of the equity of the issuer (which may increase to 10% under certain circumstances) to the following:

ScheerGame Sports Development, LLC
2215 S. Third Street, Suite 203
Jacksonville Beach, Florida 32250
(904) 242-7206

The interests of Mr. Lawrence and Shivers Hockey Investment, LLC will be diluted by the membership interests issued to ScheerGame and by the issuance of the membership units offered in this Offering Statement. The 5% (or up to 10%) interest to be issued ScheerGame will not be diluted by the issuance of the membership units offered in this Offering Statement. If all membership units offered in this Offering Statement are issued and if ScheerGame qualifies to receive a 10% interest, then the interests currently held by Mr. Lawrence and Shivers Hockey Investment, LLC will each represent a 5% ownership interest.

(e) Beneficial Owners. The owners listed above in paragraph (d) are both the record and beneficial owners.

(f) Promoters of the issuer. The issuer has no promoters.

(g) Affiliates of the issuer. The issuer has no subsidiaries and does not possess any significant equity ownership interest in any other entity.

(I) Frank J. Lawrence. Affiliates of the issuer include its manager, Frank J. Lawrence (address listed in paragraph (a) above), and the following entities controlled by Mr. Lawrence:

Entity	State / Country of Formation or Organization
Bobby Jones Ford, Inc.	Georgia
Augusta Auto Auction, Inc.	Georgia
FJL LLC	Georgia
Lawrence Sports, Inc.	Georgia
Frank Lawrence Enterprises, Inc.	Georgia
Garden City Motors, LLC	Georgia

The business address for each of the above entities is:

P.O. Box 15398
Augusta, Georgia 30919
(706) 738-8000

(II) Shivers Hockey Investment, LLC ("Shivers Hockey" - address listed in paragraph (d) above) is one of two unrelated 50% owners of the issuer, but is not related to the sole manager. As such, Shivers Hockey does not believe it controls the issuer or that Shivers Hockey and its affiliates are affiliates of the issuer. The following is a description of Shivers Hockey and its affiliates, but this does not constitute a statement that Shivers Hockey or its affiliates are affiliates of the issuer. Shivers Hockey is a wholly owned subsidiary of Shivers Lending, LLC, which is a wholly owned subsidiary of Shivers Trading & Operating Company, a Georgia corporation ("Shivers"). Shivers is controlled by William S. Morris III and his spouse, Mary E. Morris, by virtue of their ownership of a majority of the voting stock of Shivers. Shivers controls and is the ultimate corporate parent of a large group of subsidiary entities, which have investments and are engaged in a variety of businesses, primarily newspaper publishing, outdoor advertising, magazines and specialized publications, book publishing and distribution, radio broadcasting, event management, online services, farming, hotels and other real estate. The following entities are Shivers primary operating subsidiaries (none of which are parent or subsidiary entities of Shivers Hockey):

Entity	State / Country of Formation or Organization
Morris Communications Company, LLC	Georgia
Morris Publishing Group, LLC	Georgia
Best Read Guides, LLC	Georgia
Morris Book Publishing, LLC	Georgia
Southwestern Newspapers Company, L.P.	Texas

Athens Newspapers, LLC	Georgia
Southeastern Newspapers Company, LLC	Georgia
MCC Outdoor, LLC	Georgia
MCC Magazines, LLC	Georgia
MCC Radio, LLC	Georgia

The business address for William S. Morris III, Mary E. Morris, Shivers and each of their entities listed above is:

725 Broad Street
Augusta, Georgia 30901
(706) 724-0851

(III) ScheerGame Sports Development, LLC ("ScheerGame" - address listed in paragraph (d) above) will become a 5% equity owner. In addition, ScheerGame's ownership interest may be increased to 10% under certain circumstances. ScheerGame currently has no rights to manage or control the issuer. Following this offering, Carl Scheer, one of the principal owners and officers of ScheerGame will become one of six managers of the issuer. As such, neither ScheerGame nor Carl Scheer believes it controls the issuer. The following is a listing of the affiliates of Carl Scheer, but this does not constitute a statement that Carl Scheer or ScheerGame or their affiliates are affiliates of the issuer:

ScheerSports, LLC, a South Carolina limited liability company
650 N.Academy Street
Greenville, South Carolina 29601
(864) 250-4921

Greenville Professional Hockey, LLC, , a South Carolina limited liability company
650 N.Academy Street
Greenville, South Carolina 29601
(864) 467-4777

ScheerGame Sports Development, LLC, a South Carolina limited liability company
2215 South Third Street
Suite 203
Jacksonville Beach, Florida 32250
(904) 242-7206

Charlotte Checkers Professional Ice Hockey, LLC, a North Carolina limited liability company
2700 E. Indepdendence Blvd.
Charlotte, North Carolina 28205
(704) 342-4423

ScheerGame Real Estate Development, LLC, a Wisconsin limited liability company
2215 S. Third Street, Suite 203
Jacksonville Beach, Florida 32250
(904) 242-7206

College Town, LLC, a Wisconsin limited liability company
2215 S. Third Street, Suite 203
Jacksonville Beach, Florida 32250
(904) 242-7206

(IV) Following this offering, Paul S. Simon will become one of six managers of the issuer. As such, Mr. Simon does not believe he controls the issuer. The following is a listing of the affiliates of Mr. Simon, but this does not constitute a statement that Mr. Simon's affiliates are affiliates of the issuer:

Southeastern Accomodation 2001-{14}, L.L.C., a South Carolina limited liability company
Augusta Riverfront Center - Suite 340
One Tenth Street
Augusta, Georgia 30901
(706) 823-3302

(V) Following this offering, Larry E. Sconyers will become one of six managers of the issuer. As such, Mr. Sconyers does not believe he controls the issuer. The following is a listing of the affiliates of Mr. Sconyers, but this does not constitute a statement that Mr. Sconyers' affiliates are affiliates of the issuer:

Sconyers, Inc.
2250 Sconyers Way
Augusta, Georgia 30906
(706) 790-5411

(VI) Following this offering, James L. Kendrick will become one of six managers of the issuer. As such, Mr. Kendrick does not believe he controls the issuer. The following is a listing of the affiliates of Mr. Kendrick, but this does not constitute a statement that Mr. Kendrick's affiliates are affiliates of the issuer:

Augusta Blueprint, Inc., a Georgia corporation
512 Reynolds Street
Augusta, Georgia 30901
(706) 722-6940

Creative Colors, Inc., a Georgia corporation
512 Reynolds Street
Augusta, Georgia 30901
(706) 722-6940

(h) Counsel to the issuer with respect to the proposed offering:

Hull, Towill, Norman, Barrett & Salley, P.C.
801 Broad Street, 7th Floor
Augusta, Georgia 30901
(706) 722-4481
Attn: Douglas D. Batchelor, Jr.
Mark S. Burgreen

(i)-(m) Underwriter information. There are no underwriters with respect to the proposed offering.

ITEM 2. Application of Rule 262

(a)-(b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities will not be offered by underwriters, dealers or salespersons.

(b) The securities will be offered by the issuer (other than by underwriters, dealers or salesmen) only in the State of Georgia. The securities will be offered by delivery of an Offering Circular by the issuer to potential investors who have indicated an interest.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The issuer was formed on August 15, 2003 by its two founding members, Frank J. Lawrence and Shivers Hockey. Each of the two founding members became 50% owners and agreed to contribute 50% of the capital initially required by the company. In addition, Mr. Lawrence and the Chairman of the other founding member agreed to guarantee some of the company's indebtedness. To date, these two founding members have each contributed over $100,000 in cash to the capital of the company and have agreed to continue to make capital contributions until their total capital contributions are $150,000 each. The capital contributions by the two founding members have been and will be in cash, except that a portion of the capital contribution by Mr. Lawrence, valued by the two founding members at $35,000, has been made in the form of personal property consisting of equipment and other items used in the operations of the hockey team. In connection with this offering, the percentage interests of the founding members will be classified as membership units on a basis equivalent to the units offered to investors in this offering. The contributions by the two founding members of $150,000 each will be classified as 150 units, at the rate of $1,000 per unit. The units being offered to investors in this offering will also be priced at $1,000 per unit. If all membership units offered in this Offering Statement are issued and if ScheerGame qualifies to receive a 10% interest, then the interests currently held by Mr. Lawrence and Shivers Hockey will each represent a 5% ownership interest. The membership units of the two founding members will be of the same class and type issued to investors in this offering. The units sold to investors in this offering will be subject to redemption at their issue price (plus any net earnings, after fees and expenses on an escrow account) if the managers of Augusta Entertainment determine in their sole discretion that Augusta Entertainment will not be able to enter into a satisfactory memorandum of understanding with Augusta, Georgia with respect to the design, construction and management of a new multi-purpose entertainment and sports arena.

The issuer has retained the services of ScheerGame for planning and implementation of the issuer's business plan and, in the future, intends to engage ScheerGame to oversee the design and construction of a new multi-purpose entertainment and sports arena and to manage the new arena, in satisfaction of the issuer's duties under a proposed contract with Augusta, Georgia. In addition to the cash fees paid to ScheerGame, the issuer has agreed to issue 5% of the issuer's capital interests (after taking into consideration the shares issued in this offering) as further compensation for its services rendered. The equity interest of ScheerGame will be increased to 10% upon certain conditions, including the successful negotiation of agreements for the development of a new arena and passage of a special purpose local option sales tax referendum providing funds for the proposed new arena project . These units will be of the same class and type issued to investors in this offering. If fully earned, and if all units in this offering are sold, the 10% capital interests that may be issued to ScheerGame will be the equivalent of 300 units valued at $1,000 per unit, for a total value (assuming all units in this offering are sold) of $300,000.

Except as stated in the two preceding paragraphs, the issuer has not issued or sold any registered or unregistered securities within one year prior to the filing of this Form 1-A. The issuer has no predecessors or affiliated issuers.

(b) No director, officer, promoter or principal security holder of the issuer has sold any unregistered securities of the issuer within one year prior to the filing of this Form 1-A. Further, no securities of the issuer have ever been sold or transferred, except the securities described in paragraph (a) above.

(c) The membership units issued to the founding members upon formation of the company, and the membership units agreed to be issued to ScheerGame as compensation for services, were exempt from registration under section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A; provided, however, that in an unrelated transaction, affiliates of Shivers Hockey, one of the two founding members, have filed a Registration Statement on Form S-4 relating to an offer to exchange registered notes for unregistered notes. We do not believe the affiliates of Shivers Hockey are affiliates of the issuer, since we do not believe Shivers Hockey controls the issuer. The issuer's sole manager is Frank J. Lawrence, who is unrelated to Shivers Hockey or its owners.

The unrelated offering by the affiliate of Shivers Hockey is described as follows: Morris Publishing Group, LLC ("MPG") is a lower tier subsidiary of Shivers, but is not a subsidiary or a parent of Shivers Hockey. MPG is primarily in the newspaper business. In the third quarter of 2003, MPG and its wholly-owned subsidiary, Morris Publishing Finance Co., issued $300 million aggregate principal amount of their 7% senior subordinated notes due 2013. These notes are guaranteed on a senior subordinated basis by all of MPG's subsidiaries. MPG and its subsidiaries have filed a registration statement on Form S-4 (see Registration No. 333-112246) for the registration of MPG's Series B 7% senior subordinated notes due 2013 in the aggregate principal amount of $300 million, as well as the related guarantees by MPG's subsidiaries. None of the proceeds of the original issuance of the notes in the third quarter 2003 were or will be used by or for the benefit of Shivers Hockey (or the issuer) and MPG will receive no proceeds from the exchange offer with respect to the securities currently being registered on Form S-4. The business and operations of MPG and its subsidiaries are totally unrelated to the business and operations of the issuer.

ITEM 7. Marketing Arrangements

(a) There are no arrangements known to the issuer or to any person named in response to Item 1 above for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered

for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) No underwriter is involved in this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, manager, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

Publications authorized by Rule 254 were used prior to the filing of this notification. The dates of publication were as follows:

(a) Letters inviting select groups of prospective purchasers known to management of the issuer to an informational presentation were mailed on November 10, 2003 and March 5, 2004.

(b) Written documents (copies of Power Point presentation slides used in oral information presentations) were delivered to a select group of prospective purchasers known to management of the issuer on November 25, 2004.

(c) Newspaper advertisements were published in the *Augusta Chronicle* on the following dates: March 7, 2004, March 10, 2004 and March 11, 2004.

PART II— OFFERING CIRCULAR

Preliminary Offering Circular, subject to completion, dated March 25, 2004

The information in this prospectus is not complete and may be changed.

Augusta Entertainment, LLC

2,400 Membership Units

This Offering Circular relates to the sale by Augusta Entertainment, LLC of up to 2,400 of its membership units, at an offering price of $1,000 per unit.

The membership units are being offered by the issuer, Augusta Entertainment, LLC, a Georgia limited liability company. The mailing address and telephone number for the issuer's principal executive office is:

3480 Wrightsboro Road
Augusta, Georgia 30909
(706) 738-8000
Attention: Frank J. Lawrence

Each membership unit represents a percentage interest in the single class of equity of Augusta Entertainment, which owns the Augusta Lynx minor league hockey team, and proposes to enter into contractual arrangements with Augusta, Georgia for the design, construction and management of a new multi-purpose entertainment and sports arena. The 2,400 units offered by this Offering Circular will have equal rights in all respects as the 600 units authorized for issuance to three other members. The units sold to investors in this offering will be subject to redemption at their issue price if our managers determine in their sole discretion that we will not be able to enter into a satisfactory memorandum of understanding with Augusta, Georgia with respect to the design, construction and management of a new arena. Funds from the sale of units will be held in escrow until our managers notify the escrow agent that we have entered into such a memorandum of understanding.

These securities involve a high degree of risk and should be purchased only by investors who can afford the loss of their entire investment. See "Risk factors" beginning on page 10 for a discussion of certain risks that you should consider in connection with an investment in the membership units.

The units have not been registered under the Securities Act of 1933 or the securities laws of the State of Georgia or any other place. The units will not be listed on any securities exchange and will not be readily tradable on any securities exchange or other established market. Accordingly, you may be required to bear the financial risks of investing in the units for an indefinite period of time.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to public	Underwriting discount and commissions	Proceeds to issuer*
Per Unit	$1,000	$0	$1,000
Total Minimum	$1,500,000	$0	$1,500,000
Total Maximum	$2,400,000	$0	$2,400,000

* The issuer will bear the expenses of this offering, estimated to be $100,000.

The approximate date of commencement of the proposed sale of membership units pursuant to this Offering Circular is [________], 2004.

The date of this Offering Circular is March [__], 2004

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

In making your investment decision, you should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

You should not assume that the information contained in this Offering Circular is accurate as of any date other than the date on the front cover of this Offering Circular.

Table of contents

In this Offering Circular, "Augusta Entertainment," "we," "us" and "our" refer to Augusta Entertainment, LLC. We were formed in August 2003 by our two founding members, Frank Lawrence and Shivers Hockey Investment, LLC, referred to as "Shivers Hockey". We propose to enter into agreements with Augusta, Georgia, which is a consolidated city-county governmental unit. We may refer to Augusta, Georgia as "Augusta" or "the City".

We have prepared this Offering Circular and we are solely responsible for its contents. You are responsible for making your own examination of us and your own assessment of the merits and risks of investing in the membership units. You may contact us if you need any additional information. Summaries of documents contained in this Offering Circular may not be complete. We will make copies of actual documents available to you upon request. By purchasing any membership units, you will be deemed to have acknowledged that:

- you have reviewed this Offering Circular;
- you have had an opportunity to request any additional information that you need from us; and
- we are not making any representations to you concerning our future performance.

We are not providing you with any legal, business, tax or other advice in this Offering Circular. You should consult with your own advisors as needed to assist you in making your investment decision.

We may reject any offer to purchase the membership units in whole or in part, sell less than the entire principal amount of the membership units offered or allocate to any purchaser less than all of the units for which that purchaser has subscribed.

THE MEMBERSHIP UNITS ARE SUBJECT TO RESTRICTIONS ON RESALE AND TRANSFER AS DESCRIBED UNDER "TRANSFER RESTRICTIONS AND PROCEDURES." BY PURCHASING ANY MEMBERSHIP UNITS, YOU WILL BE DEEMED TO HAVE REPRESENTED AND AGREED TO ALL THE PROVISIONS CONTAINED IN THAT SECTION OF THIS OFFERING CIRCULAR. YOU MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF INVESTING IN THE MEMBERSHIP UNITS FOR AN INDEFINITE PERIOD OF TIME.

Disclosure regarding forward-looking statements

This Offering Circular contains forward-looking statements and discussions of proposed transactions. These are statements that relate to future periods and include statements regarding our anticipated performance and proposed transactions that have not been agreed to by any of the other required parties. You may find discussions containing such forward-looking statements in the sections titled "Management's discussion and analysis of financial condition and results of operations" and "Business," and within this Offering Circular generally.

Generally, the words anticipates, believes, expects, intends, estimates, projects, plans and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results, to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors are disclosed under "Risk factors" and elsewhere in this Offering Circular, including, without limitation, in conjunction with the forward-looking statements included in this Offering Circular.

Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that these statements will be realized. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this Offering Circular. We assume no obligation to update or revise them or provide reasons why actual results may differ. Important factors that could cause our actual results to differ materially from our expectations include, without limitation:

- inability to reach suitable agreements with local governmental units for the construction and management of a new arena;

- the failure of Augusta to include the proposed arena as a project to be funded from the special purpose local option sales tax (SPLOST) proceeds;

- the voters' rejection of the SPLOST referendum to approve sales tax to be used to help finance the arena project;

- the cost of the arena project may be higher than projected; sources of funds, such as excise tax revenues, may not be available to fund the arena project or suitable bond financing may not be available or may be available only at interest rates substantially higher than our projections;

- environmental, demolition and construction risks and uncertainties could delay or prevent successful completion of the arena project;

- general economic or business conditions, either nationally or locally in the Augusta, Georgia area, may deteriorate and have an adverse impact on ticket sales, concessions, advertising revenues or on our business strategy;

- we may not be able to retain management and other employees or contractors; and

- other risks and uncertainties, including those listed under the caption "Risk factors."

Summary

This summary highlights the information contained elsewhere in this Offering Circular. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire Offering Circular and the documents to which this Offering Circular refers. You should read the following summary together with the more detailed information and financial statements and the notes to those statements included elsewhere in this Offering Circular. Unless otherwise indicated, financial information included in this Offering Circular is presented on an historical basis.

Overview

Augusta Entertainment was formed in August, 2003 by its two founding members to purchase the Augusta Lynx minor league hockey team based in Augusta, Georgia and to propose to develop, construct and operate a new multi-purpose entertainment and sports arena for the City. We have submitted a proposal to the Board of Commissioners of Augusta, Georgia for us to design, construct and manage a new arena for the City, for which we would earn fees. No agreements or understandings have been reached with the City and we can give no assurances that we will reach satisfactory agreements in the future or that the City will have funds available for the project.

The former owners of the Augusta Lynx were losing money from the operation of the hockey team in the existing Augusta Civic Center and were believed to be considering moving the team from Augusta, Georgia. The two founding members of Augusta Entertainment are residents of Augusta and have an interest in community events and the quality of life for residents of Augusta. Augusta Entertainment was founded by Frank Lawrence and an entity controlled by William S. Morris III (Shivers Hockey Investment, LLC).

History

Augusta Entertainment was formed in August, 2003 and purchased the Augusta Lynx hockey team for $1,045,000 (plus assumed liabilities) in September 2003, with an effective date of August 14, 2003, using borrowed funds. The $1,045,000 purchase price reflects a $100,000 reduction in the initially negotiated purchase price, with Augusta Entertainment agreeing that if the home arena for the Lynx hockey team moves to the new arena prior to October 15, 2007, Augusta Entertainment will pay seller a pro rata portion of the $100,000 reduction equal to the percentage of the period from October 1, 2003 to April 30, 2008 that has not elapsed.

Augusta Entertainment purchased the Augusta Lynx and commenced operations with little or no capital and has relied on borrowed funds and letters of credit guaranteed by Messrs. Lawrence and Morris. Specifically, Messrs. Lawrence and Morris guaranteed Augusta Entertainment's $1,150,000 loan used to purchase the team, guaranteed Augusta Entertainment's $150,000 irrevocable standby letter of credit to the East Coast Hockey League, guaranteed Augusta Entertainment's $46,000 irrevocable standby letter of credit for workers compensation and guaranteed Augusta Entertainment's $250,000 line of credit for working capital for hockey operations. In January 2004, we obtained an additional $500,000 line of credit for working capital (for total working capital lines of credit of $750,000), again guaranteed by Messrs. Lawrence and Morris.

Each of the two founding members have advanced over $100,000 in expenses related to the organization of the company, studies and proposals relating to the proposed new arena, and expenses of this offering. Mr. Lawrence has also contributed personal property valued by the company at $35,000 used in the hockey team operations. The two founding members have agreed to continue to fund expenses or make capital contributions until each has contributed $150,000, and each has received 150 membership units in Augusta Entertainment (at the same price per unit as offered to investors in this Offering Circular).

We believe that we will sustain significant losses from hockey operations as long as our team continues to play its home games in the existing Civic Center. If we reach a satisfactory arrangement with the City with respect to a new arena, we believe we can become profitable through development and management fees, concession income and hockey operations.

Both Mr. Lawrence and Mr. Morris have (or had in the past) interests in other events held in the existing Civic Center. With the purchase of the Augusta Lynx (and the ability to keep the team in Augusta), we believe it is financially feasible and a significant community benefit for Augusta-Richmond County to build a new, larger arena with modern amenities, premium seating and suites. One of the major shifts in arena development over the last 20 years has been the inclusion of premium seating in the design of arenas, in order to significantly increase revenues. We believe a new arena would bring world-class entertainment, family shows, concerts and sports to Augusta, would provide a quality, first-class home for Augusta's community events and would better enable sports franchises, such as the Augusta Lynx, to operate profitably in Augusta.

The proposed arena

Augusta Entertainment has retained the services of ScheerGame Sports Development, LLC whose principals have experience in developing and managing arenas in other communities, including development of arenas in Jacksonville, Florida, Greenville, South Carolina and Manchester, New Hampshire, and management of the arena in Greenville. We have presented proposed plans for a new arena to the City.

The proposed arena will have a general seating capacity of approximately 10,000 for hockey, arena football, basketball and equestrian events and up to 12,000 for concerts and family shows. It will feature both fixed and retractable/moveable seating sections, as well as a moveable curtaining system allowing configurations for a variety of events, including hockey games, arena football games, horse shows, rodeos, ice shows, tractor pulls, center, end-stage and half-house concerts and family entertainment shows. The arena will also include a minimum of 20 luxury suites, other forms of premium seating (such as club, loge, special circle seats), a family section at all events, concession areas, other forms of food service ranging from portable stands to a full service club/restaurant, video and auxiliary scoreboards, message boards, high quality sound system and other amenities and features of a modern, first class sports and entertainment facility.

The City of Augusta will own the site and the structures constituting the arena. Augusta Entertainment will enter into various agreements with Augusta for the design, construction and operation of the arena. In addition, a trustee, to be designated by Augusta (the "Trustee"), will act under one or more trust indentures and will serve as the fiscal agent for the construction and financing of the arena, including any purchase of land required for the project. We propose locating the new arena on approximately 85 acres of real estate currently privately owned, at the intersection of Deans Bridge Road and Gordon Highway, and commonly known as "Regency Mall".

We propose that the cost of the project will be paid with funds provided by Augusta from:

- Proceeds of general obligation bonds in the amount of $60 million funded by collections of the Special Purpose Local Option Sales Tax V ("SPLOST") to be submitted to a referendum to be held in July 2004. If the SPLOST referendum fails, any agreement with the City will become terminate and the project will not commence;

- Proceeds of revenue bonds in the principal amount of $24 million to be repaid from Augusta's existing hotel and motel tax and alcohol and beverage taxes; and

- Proceeds of $10 million in principal amount of revenue bonds to be repaid out of revenues generated by the operation of the arena.

The offering

The following summary contains basic information about the membership units and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the membership units, please refer to the section of this Offering Circular entitled "Description of membership units."

Issuer	Augusta Entertainment, LLC.
Securities offered	2,400 membership units. No units will be sold unless Subscription Agreements for at least 1,500 units have been accepted by the company. Only whole units will be issued - no fractional interests are allowed.
Issue price	$1,000 per unit.
Classification of units	Each membership unit represents a percentage interest in the equity of the issuer. Each unit is part of the single class of equity securities of Augusta Entertainment, with rights equal to those of the existing members in all respects.
Other outstanding units	At the time of the offering, up to 442 additional units will be outstanding - 150 units owned by each of Frank Lawrence and Shivers Hockey. ScheerGame will own 5% of the total outstanding units (up to 142 units if all membership units offered in this Offering Circular are sold). In addition, ScheerGame will be entitled to an additional 5% (up to an additional 158 units if all membership units offered in this Offering Circular are sold), for a total of 10% of the membership units, upon successful passage of the SPLOST referendum and our reaching a satisfactory memorandum of understanding with Augusta for the design, construction and management of a new arena for the City. Thus, if all units are issued, the membership units offered in this Offering Circular will represent 84% of the outstanding units upon completion of this offering, and will represent 80% of the equity interests if ScheerGame receives the additional 158 units.

Escrow of offering proceeds	All offering proceeds will be held by SouthTrust Bank as escrow agent until we reach agreement on a memorandum of understanding with the City for us to design, construct and manage the proposed arena. If our managers determine that we will not be able to reach such an agreement, then the funds held in escrow will be used to redeem the membership units sold in this offering at their issue price of $1,000 per unit, plus any net earnings of the escrow fund after payment of fees and expenses related to the escrow arrangement. After we reach agreement on a satisfactory memorandum of understanding, you will not be entitled to a redemption or other return of your funds, even if the arena project fails for any other reason, such as failure of the voters of Augusta to approve the SPLOST referendum. The form of Escrow Agreement is included as Appendix B to this Offering Circular.
Redemption rights	The company has no right to redeem membership units without the member's consent, except as described in the previous section in the event the offering proceeds held in escrow are used to redeem units sold in this offering.
Voting rights	The business and affairs of the company are conducted by managers elected by the members. Upon consummation of this offering, we will have six (6) managers already in office, two of whose terms expire on December 31 of each of 2005, 2006 and 2007. When a manager's term expires, members have the right to elect a manager to fill that position for a three year term - approximately one-third of the managers will be elected each year beginning in December 2005. The number of managers may be set by the managers, but shall not be less than six (6) nor more than eleven (11). The members also have the right to approve extraordinary company matters, such as liquidation, sale of substantially all of the company's assets, or amendment of the company's Articles of Organization or Operating Agreement, by vote of the holders of a majority of the outstanding membership units.
No management rights	The members have no rights to participate in the management of the company.

Distribution rights	The holder of each membership unit is entitled to its pro rata share of all distributions when and if declared by the managers.
Capital call obligations	Members will not be subject to capital calls or any other obligations to make capital contributions to the company.
Preemptive rights	If, after this offering, additional membership units are sold for cash to raise more capital, the members will have preemptive rights to purchase their pro rata share of such additional units.
Withdrawal rights	Members have no right to withdraw from the company and receive payment for their membership units.
Liabilities	Members have no obligation to satisfy the liabilities of the company.
Eligible owners	To be eligible to purchase or own a membership unit, you must agree that you will not own an interest in another professional hockey team in a league other than the ECHL that plays its home games within 50 miles of Augusta, Georgia.
Transfer restrictions	The units may not be sold or transferred unless the proposed transferee agrees to be bound by the company's Operating Agreement and specifically that the transferee does not and will not own an interest in another professional hockey team in a league other than the ECHL that plays its home games within 50 miles of Augusta, Georgia. Moreover, the units have not been registered under the Securities Act of 1933 or the securities laws of the State of Georgia or any other place. The units will not be listed on any securities exchange and will not be readily tradable on any securities exchange or other established market. You may transfer membership units only in transactions exempt from registration under applicable securities laws. For more details, see "Transfer restrictions and procedures." Accordingly, you may not be able to sell your units and you may be required to bear the financial risks of investing in the units for an indefinite period of time.

Income tax considerations	The company will elect to be taxed as a corporation for federal income tax purposes, effective upon this offering. Accordingly, members will be taxed in the same manner as shareholders of Subchapter C corporations, and subject to tax on distributions received and amounts realized upon transfer. After this offering, members will not be entitled to deduct any of our losses.
Use of proceeds	Proceeds of this offering will initially be held by SouthTrust Bank as escrow agent until we reach agreement on a memorandum of understanding with the City for the design, construction and management of the proposed arena. After these funds are released from escrow, the proceeds will be used to pay expenses of this offering; to repay about $500,000 of indebtedness on our lines of credit used to fund operations; and to provide a fund (of about $650,000) to pay additional expenses of operations for our first three years of hockey operations and to pay arena development costs and premium seat and advertising marketing campaign expenses. Any remaining proceeds will be used to repay company indebtedness for the acquisition of the Augusta Lynx hockey team. If our managers determine that we will not be able to reach agreement on a memorandum of understanding with the City, then the proceeds of this offering will be used to redeem the membership units sold in this offering at their issue price of $1,000 per unit, plus any net earnings of the escrow fund after payment of fees and expenses related to the escrow arrangement.
Underwriters	No underwriters are participating in this offering. Accordingly, the company will not pay underwriting or sales commissions with respect to the sale of membership units.
Subscription Agreement	If you would like to purchase one or more membership units, you should complete a Subscription Agreement in the form attached to this Offering Circular as Appendix D, and return it to the company. You will be notified if and when the company accepts your Subscription Agreement in whole or in part.

Risk factors. See "Risk factors" on page 10 of this Offering Circular for a discussion of certain factors that you should carefully consider before investing in the membership units.

Summary historical financial data

The summary historical financial data of Augusta Entertainment, LLC set forth below should be read in conjunction with our financial statements, including the notes thereto, and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this Offering Circular. The balance sheet data as of December 31, 2003 are derived from our unaudited financial statements included elsewhere in this Offering Circular. Our financial statements and supplementary information beginning at page F-1, were compiled by Elliott Davis, LLC in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting information that is the representation of management in the form of financial statements (and supplementary information). Elliott Davis, LLC has not audited or reviewed the accompanying financial statements (and supplementary information) and, accordingly, they do not express an opinion or any other form of assurance on them. WE DO NOT HAVE AUDITED FINANCIAL STATEMENTS.

The pro forma operating data for the year ended December 31, 2003 are derived from our pro forma statement of operations prepared as if our acquisition of the Augusta Lynx had been consummated on January 1, 2003, and are based largely upon unaudited financial and other data supplied by the previous owner of the Augusta Lynx hockey team. The operating data for the year ended December 31, 2002 are derived from the unaudited financial statements of the previous owner. We acquired the Augusta Lynx in September 2003, effective August 14, 2003. The pro forma results may not be comparable to the data for subsequent periods and should not be considered indicative of results for any other periods. See "Risk factors."

Summary historical financial data

The following is a summarized balance sheet as of December 31, 2003, a summarized pro forma statement of operations for the year ended December 31, 2003 and a summarized statement of operations of the prior owner of the Augusta Lynx for the year ended December 31, 2002.

	2003
Current assets	$ 173,974
Non-current assets	1,463,217
	$1,637,191
Current liabilities	$2,076,171
Non-current liabilities	0
Members equity (deficit)	(438,980)
	$1,637,191

	2003	2002
Revenues	$ 916,962	$ 1,429,588
Operating expenses	1,664,924	1,814,052
Loss from operations	(747,962)	(384,464)
Other expenses	403,512	4,450
Net loss	$(1,151,474)	$ (388,914)

Risk factors

Investing in Augusta Entertainment involves a high degree of risk. In deciding whether to purchase membership units in Augusta Entertainment, you should carefully consider the risks described below, as well as other information and data included in this Offering Circular.

Risks related to our business

We are a newly formed entity and do not have a history of successful operations

We were formed in August 2003, and did not have any business operations before our acquisition of the Augusta Lynx minor league professional hockey team effective as of August 14, 2003. We purchased a business that was incurring significant losses and we do not expect to be profitable as long as we continue to play our home games in the Augusta-Richmond County Civic Center.

Currently the Lynx hockey team is our only business, and is expected to incur significant operating losses

Currently, our only business is the Augusta Lynx, a minor hockey league team playing in the East Coast Hockey League (ECHL). The team has been operating at a loss for several years and we expect continued losses as long as the team continues to play its home games in the Augusta-Richmond County Civic Center. We expect our losses to be significant - likely up to an aggregate of $1 million in our first three hockey seasons. Should our proposal for the construction of a new arena not be approved and proceed as projected, we anticipate the hockey team will continue to be our sole asset and we will continue to operate at a loss. Even if we can reach a satisfactory agreement with the City for building a new arena, there are many and significant obstacles and contingencies that could prevent or delay successful completion of a new arena.

Our substantial indebtedness could adversely affect our business

We have, and after this offering will continue to have, a substantial amount of indebtedness. On behalf of Augusta Entertainment, Messrs. Lawrence and Morris guaranteed the $1,150,000 loan used to purchase the team and guaranteed a $150,000 irrevocable standby letter of credit to the East Coast Hockey League, guaranteed a $46,000 irrevocable standby letter of credit for workers compensation and guaranteed two lines of credit totaling $750,000 for working capital for hockey operations. We expect to use over $1 million of the proceeds of this offering to repay our indebtedness incurred to purchase the Lynx. After this offering, we intend to cause our lenders to release Messrs. Lawrence and Morris from their guarantees of our indebtedness. However, if we do not sell all of the units offered or if our lenders refuse to release the guarantors, we may continue to be dependent on the credit-worthiness and banking relationships of Messrs. Lawrence and Morris, and their willingness to continue these guarantee arrangements. Our substantial indebtedness may have important consequences to you, including:

- limiting cash flow available to fund our working capital, capital expenditures, or other general business requirements;
- increasing our vulnerability to general adverse economic and industry conditions;

- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, potential opportunities or other general corporate requirements;
- limiting our flexibility in planning for, or reacting to, changes in our business and industry; and
- placing us at a competitive disadvantage compared to our competitors with less indebtedness.

We may be unable to generate sufficient cash flow to satisfy our debt service obligations

Our ability to generate cash flow from operations to make principal and interest payments on our debt will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors. If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may need to seek additional capital to make these payments or undertake alternative financing plans, such as refinancing or restructuring our debt or selling assets. We cannot assure you that such additional capital or alternative financing will be available on favorable terms, if at all. Our inability to generate sufficient cash flow from operations or obtain additional capital or alternative financing on acceptable terms could have an adverse effect on our business, financial condition and results of operations.

Strained relations with the Coliseum Authority that manages the existing civic center

At times, we and the former owner of the Lynx have had strained relations with the Coliseum Authority that manages the Augusta-Richmond County Civic Center, including disputes with respect to lease rates and rights to advertising revenues. We can not provide assurances that we will be able to maintain an acceptable lease to continue to operate at the Augusta-Richmond County Civic Center.

Limited experience in operating a hockey team

The founding members had no experience in operating a hockey team prior to our acquisition of the Augusta Lynx. We may be dependent upon the continued services of our general manager and the principals of ScheerGame for their prior operating experience of hockey teams.

East Coast Hockey League

The ECHL is a minor league professional hockey league consisting of 31 teams. Our operations must comply with the ECHL governing documents, or else we may be subject to substantial liabilities and/or expulsion from the league. Should we lose our franchise, if the league suffers difficulties or fails, or if the number of games or teams is reduced, we would likely suffer an adverse impact on our business.

Attendance

Attendance at the Lynx hockey team games may be below expectations. To be successful, the Lynx hockey team must increase attendance - we expect to be able to increase attendance in the proposed new arena. The success of the team is dependent upon the local economy, the popularity of hockey and our team, our team's performance, the overall success of the venue where our games are played and other factors. If attendance or concession sales at the hockey games are less than projected, our operating results will be adversely affected. If we continue playing our games at the Augusta-Richmond County Civic Center we expect to continue to operate at a loss.

Premium suites and club seat income

The current civic center was not designed to accommodate premium seating. If the proposed arena is completed, we anticipate generating revenue from the sale of more than 20 premium suites and 500 club seats at the hockey games. Our operating results will be adversely affected if the revenue generated from the sale of these seats is less than projected.

Deterioration in condition of current civic center

The current civic center has suffered deterioration and is not as conducive to attracting attendance as the newer arenas of many of our competitors. Further deterioration could prevent or impede our use of some or all of the seats or facilities in the civic center, which could have an adverse effect on our operating results.

Advertising income/sponsorship

A significant source of our income is the sale of advertising rights in programs and for signage at our home games. A reduction in demand for advertising could result from a general decline in economic conditions, nationally or in Augusta, a decline in attendance, or competition from other forms of advertising.

Concession sales

We anticipate receiving a percentage of concession sales at the home hockey games. Should the revenue generated from concession sales or our percentage therefrom be less than projected, it will have an adverse effect upon our operating results.

Merchandise sales

We generate revenue through the sale of merchandise. Should the revenue generated from the sale of merchandise or our percentage therefrom be less than projected, it will have an adverse effect upon our operating results.

Administrative expenses

We maintain a professional staff to operate the hockey team, including coaches, trainers, sales/administrative personnel, marketing/operational personnel and others. Salaries, compensation and employee benefits to our staff may be higher than anticipated, causing an adverse effect upon our operating results.

Player Costs

The Lynx hockey players are union members of the Professional Hockey Players Association (PHPA). These players are in the first year of a three-year collective bargaining agreement with the ECHL that specifically addresses a $10,000 per week salary cap, insurance premiums that are the responsibility of the teams, playoff bonuses, and other day-to-day expenses to be borne by the teams. A significant increase in players' salaries or a players' strike or other work stoppage, before or after the expiration of the current collective bargaining agreement, could have an adverse effect upon our operations. We participate in a workers compensation program with the ECHL whereby we self-insure the costs associated with injuries of Augusta Lynx players. We and other ECHL members are also contingently liable for significant injuries of players of other teams in the ECHL that participate in the program. We will be adversely effected if our claims are higher than projected.

Our insurance may not be adequate

We maintain insurance in the types and amounts we believe are reasonable for our business and our employees. We use our discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to obtaining appropriate insurance on our hockey team at a reasonable cost and on suitable terms. Nevertheless, in some circumstances our insurance coverage may not be sufficient to cover liabilities, and the insurance proceeds we receive may not be adequate to restore our economic position with respect to the hockey team. Furthermore, certain losses may be uninsurable or not economically insurable.

Team affiliation agreements

In an attempt to obtain high quality hockey players, we seek to maintain an affiliation agreement with a National Hockey League team. Currently, we have an affiliation agreement with the NHL's Florida Panthers, who provide players and pay much of their salaries until the player is called up to a higher league. If we are unable to maintain an affiliation agreement with an NHL team, we may be at a competitive disadvantage to other ECHL teams, which could result in poorer attendance.

Operating costs

The costs of operating the hockey team may exceed our expectations.

Liquidity

Minor league hockey teams are, in general relatively difficult to sell. League approval is required for all transfers. Our asset illiquidity will tend to limit our ability to promptly respond to changes in economic or other conditions. This may adversely affect the return to our members.

Control

Augusta Entertainment, LLC will have six managers and actions must generally be approved by a majority of the managers. Initially, the managers will include Frank Lawrence, William S. Morris III, Paul S. Simon and Carl Scheer. The interests of the managers (or their affiliates) may differ from or conflict with the interests of our business.

Messrs. Lawrence and Morris, or their affiliates, have engaged, and may in the future engage, in transactions with us or involving use of the arena, some of which may be viewed as significant. Further, we expect to engage Mr. Scheer's affiliate, ScheerGame, to provide extensive management and operational services with respect to the planning, design, construction and management of the new arena. These transactions may not necessarily be consummated on an arms'-length basis and therefore may not be as favorable to us as those that could be negotiated with non-affiliated third parties. We currently contemplate or engage in transactions involving affiliates including the following:

- The Atlantic Coast Cutting Horse Association, a non-profit entity of which Mr Morris is the President, currently rents the civic center for ten rental days annually, and expects to sign a long-term agreement for the use of the proposed arena.

- The National Barrel Horse Association, owned by an affiliate of Mr. Morris, currently rents the civic center for seven rental days annually, and expects to sign a long-term agreement for the use of the proposed arena.

- Mr. Lawrence and Mr. Morris have guaranteed indebtedness of the company for borrowed money and for letters of credit. These two individuals expect us to use the proceeds of this offering to pay-off or refinance this debt and letters of credit in a manner that no longer requires their guarantees.

- An entity controlled by Mr. Lawrence has previously operated the Augusta Stallions, an arena football team, in the civic center. This entity still maintains rights to operate the arena football team in the Augusta market, but has no current plans to resume football operations. In the future, this entity or Mr. Lawrence may seek to enter into agreements with respect to the use of the arena for arena football.

- Our Operating Agreement provides no restrictions on members or managers acquiring property located near the proposed arena for personal, investment or business purposes, without first offering the opportunity to Augusta Entertainment. We know of no such proposals currently, but recognize that managers or members may wish to make such acquisitions in the future.

- We expect to retain ScheerGame, an affiliate of Carl Scheer, to provide extensive management and operational services with respect to the planning, design, construction and management of the proposed arena, in return for fees previously agreed upon.

- Affiliates of Mr. Morris may sell newspaper or magazine advertisements with respect to our hockey operations or the proposed arena development and operations.

See "Interest of management and others in certain transactions."

Our financial statements have not been audited

Our financial statements have not been audited by independent public accountants. Likewise, the financial statements for the operation of the Augusta Lynx by the prior owner, from which our pro forma financial statements are derived, were not audited and we do not have adequate records to verify their accuracy. Therefore, the financial statements have not been subjected to the testing and procedures designed to provide assurances of their accuracy, especially with respect to the periods prior to the acquisition of the team in September 2003, retroactively effective to August 14, 2003. While we believe that the financial statements included in this Offering Circular have been accurately prepared in accordance with generally accepted accounting principles, we can provide no assurances that an audit would not reveal accounting deficiencies or errors.

Risks related to our business plan for a proposed new arena

The proposed arena may not be built and may even be doubtful

We can give no assurances that Augusta will be willing or able to construct a new arena or that the City will agree to acceptable arrangements for us to design, construct and manage a new arena. Many contingencies must be resolved and agreements with third parties must be negotiated and entered into, including the following:

- An acceptable Memorandum of Understanding (MOU) and related agreements must be negotiated and entered into with Augusta. Note: if the managers determine in their sole discretion that we will not be able to enter into an MOU satisfactory to the managers, then the membership units issued pursuant to this Offering Circular will be redeemed by the company at their issue price of $1,000 per unit, plus any net earnings of the escrow fund after payment of fees and expenses related to the escrow arrangement. However, a satisfactory MOU does not assure that the project will be built;

- Augusta must propose to use adequate SPLOST (special purpose local option sales tax) funds for the acquisition, design, construction and management of the new arena;

- The SPLOST referendum must be approved by the voters of Augusta;

- Satisfactory arrangements must be reached for the existing civic center to be retired from service, for the retirement of the bonds used to finance it, and for the cancellation of the remainder of our License Agreement for use by the hockey team of the existing civic center through August 31, 2008;

- Satisfactory financing arrangements must be reached with lenders or bondholders;

- Satisfactory agreements must be reached for the acquisition of the real estate desired for the arena and the property must be free from title and environmental defects and must otherwise be suitable for development;

- Satisfactory agreements must be reached with contractors and other parties for the construction of the project; and

- The project must be constructed.

We have no assurances or understandings that Augusta is willing to enter into any form of agreement with us to develop a new arena

For economic or political reasons, Augusta may be unwilling to reach an agreement acceptable to us.

Special Purpose Local Option Sales Tax V (SPLOST)

Proceeds from the SPLOST are anticipated to be the primary funding source to acquire, develop, construct and, prior to opening, to initially operate the proposed arena. The Augusta SPLOST is a one-cent sales tax program that, subject to public approval, is used to fund specific projects. Other projects will be included in the proposed SPLOST presented to the voters. To receive SPLOST funds, Augusta must propose to use a specific amount of

SPLOST funds for the acquisition, design, construction and operation of the proposed arena, a public vote must be held and the public must approve the entire SPLOST proposal. There is the risk that our project may not be included in a SPLOST ballot approved by Augusta or that the SPLOST ballot will not be approved in a timely manner. In addition, even if the City approves a SPLOST ballot including the arena project, there is a risk that the SPLOST referendum may not be approved by the voters. Even if the SPLOST is approved including the project, there is no guarantee that acceptable bond financing will be available to meet our projections.

Excise tax bonds and project revenue bonds

Projected proceeds from the sale of excise tax and project revenue bonds are expected to generate a significant portion of the project budget - $24 million and $10 million, respectively. There is no guarantee that acceptable bond or loan financing will be available in any form, or at acceptable rates and terms.

Our failure to perform under the terms of our proposed agreement with the City

Should we fail to perform or breach the terms of our agreement with the City to operate the proposed arena, we may be replaced as the arena manager, which would adversely effect our results. We have not yet negotiated the terms of a memorandum of understanding or any definitive agreements with the City, and thus do not know the level of difficulty of complying with the terms of any such agreements.

Site acquisition and development

We plan to build the proposed arena in south Augusta on the site to be acquired by Augusta commonly known as the Regency Mall site. Currently, Augusta does not own this property. Augusta may be unable to acquire the proposed site at an acceptable price or without significant delay.

Even if Augusta purchases the proposed arena site, unanticipated development costs may exceed our proposed development contingency fund of $10 million. There can be no guarantee that this contingency budget is sufficient to cover all unexpected development costs, such as site demolition difficulties in preparing the site, condition difficulties, weather delays, construction and design issues, contractor issues and other matters.

We anticipate construction to commence in November 2004 with the arena opening in September 2006. We may be unable to meet these dates if each of the projected acquisition, funding, development and construction components are not timely met. The failure to meet any of these dates may adversely affect our operations and the public's support of the proposed arena.

If Augusta is unable to purchase the proposed Regency Mall site, an alternative location may be selected. The costs associated with the acquisition, development, construction and operation of the arena at an alternative site may be more expensive than budgeted for the Regency Mall site and the location may not be as favorable. If an alternative site is used, we most likely would be unable to meet our development and construction schedule and this may have an adverse effect upon our operations.

The project may need additional financing

The funds allocated or set aside for the arena may be insufficient, and other funds may not be available. This could terminate or delay the project and cause Augusta Entertainment to suffer losses.

Contractor performance

We expect to enter into a guaranteed maximum price contract for the construction of the proposed arena with Turner Construction, an unrelated third party that has substantial experience with arena construction. The negotiated price may not be as favorable as planned, there may be exceptions or disagreements with respect to the scope of work or specifications covered by the contract, or additional changes may be requested after the contract has been agreed upon. Further, the contractor may be unable to perform or deliver the building when promised, and any contractual damages may not be adequate or available to us. Any delays or added costs in the construction could adversely effect our projected results.

Developer fee

The proposed budget anticipates our receipt of a developer's fee of four percent of the project budget. As proposed, in certain circumstances, a portion of the developer fee will be used to fund project cost over runs, in which event the fee will be reduced, or eliminated. Also, if construction should take longer than expected, the developer fee will not be paid as quickly as anticipated. The terms of any developer fee must be approved by Augusta and there is no guarantee that the City will approve any developer fee. Furthermore, any approved fee may have terms materially different than those proposed.

Marketing expenses and commissions

We will be responsible for certain selling, advertising and promotion costs related to the sale of premium seats and the sale of commercial rights, including advertising and signage, within the arena site. Should the costs related to these sales be higher than anticipated or should the sales be less than projected, either in volume or revenue, our commission income will be lower than projected.

Our insurance may not be adequate

During the development and construction of the proposed arena, we plan to maintain or intend to require others to maintain comprehensive insurance on the proposed arena, including property, builder's risk, liability, fire and extended coverage, in the types and amounts we believe are customary in ownership, development and construction of similar arenas. We will use our discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintain appropriate insurance on the arena at a reasonable cost and on suitable terms. Nevertheless, in some circumstances our insurance coverage may not be sufficient to pay the full current market value or current replacement value of a lost investment, and the insurance proceeds we receive may not be adequate to restore our economic position with respect to the proposed arena. Furthermore, certain losses may be uninsurable or not economically insurable.

We have no experience in the construction of an arena and are dependent upon the services and expertise of others

The founding members have no experience in constructing arenas and we are dependent upon the expertise of third parties, including ScheerGame Sports Development, LLC, for planning, development and supervision of the construction process. We plan to contract with experienced third parties to design and construct the proposed arena and our success will largely depend upon the successful negotiation of contracts with these entities and their performance under these agreements.

Risks associated with operating the proposed new arena

Our founding members have no experience in the operation of arenas or concessions

Our founding members have no experience in developing or operating arenas or concessions and we are dependent upon the expertise and services of third parties, including ScheerGame Sports Development, LLC.

Hockey team's performance

The hockey team may perform below financial expectations. Currently, we anticipate that there will be 37 hockey games played annually in the proposed arena. The success of the team is dependent upon the local economy, the popularity of hockey and our team, our team's performance, the overall success of the arena and other factors. If attendance or concession/advertisement/sponsorship sales at the hockey games are less than projected, our operating results will be adversely affected.

Horse event performance

The horse events (the Augusta Cutting Horse Futurity and the National Barrel Horse Association World Championships) may perform below financial expectations. Currently, we project horse events will comprise 17 of the arena's annual rental days. The success of horse events is dependent upon the local economy, the popularity of cutting horse and barrel racing events, the overall success of the arena and other factors. If attendance, participation, concession sales or advertising/sponsorship sales at the horse events are less than projected, our operating results will be adversely affected. Further, the success of the horse events may be dependent upon the interest and influence demonstrated by Mr. Morris. If Mr. Morris were to no longer be involved in these events for any reason, it is possible that they may not continue to be successful or economically viable.

Overall Attendance

Overall attendance at arena events may be lower than projected. Operation of arenas is highly competitive. Competitive factors include pricing, quality, convenience of location, seating choices and capacity, performance results, reputation, operations, services, safety considerations, name recognition, availability of alternative entertainment forms and other factors.

Site

The proposed site for the arena is in south Augusta at the former site of Regency Mall. Regency Mall closed several years ago largely because of poor financial results. Since that time the site has remained largely vacant. Most other comparable arenas are located in downtown metropolitan areas. Our proposed site is not within Augusta's downtown area and currently is in an area that may be considered blighted. We expect the development generated by the proposed arena to revitalize the area, but there can be no guarantee that the proposed site will be successful or that patrons will be willing to attend events at this site.

Seating Capacity

While we believe the proposed arena will be competitive with arenas of mid-sized markets in the southeast, many modern arenas have more seating capacity than our projected 10,000 seats for hockey games and 12,000 seats for other performances. The lack of seating capacity may limit our ability to attract performers and conventions and may reduce our ticket revenues.

Event planning and scheduling

The number of shows that the proposed arena is able to present may be less than projected and we may not present performers who generate ticket sales. The hockey team and horse events are anticipated to collectively account for 54 annual rental days. Scheduling conflicts may prevent us from renting the arena for higher income producing events.

Concession sales

As manager of the arena, we intend to operate and receive a substantial portion of the revenues generated from concession sales. Alternatively, we could sell or license the concession rights to a third party in exchange for lump sum payments and/or royalties from concession sales. At the proposed arena, many of the users, including our hockey team, are also expected to receive a percentage of revenues generated from concession sales during their respective events. Should the revenues generated from concession sales or our share be less than projected, it will have an adverse effect upon our operating results.

Risks involved in the operation of the concession business include liabilities related to food and beverage handling, liability from alcohol sales, health risks, as well as operating risks such as menu popularity and pricing concerns.

Advertising and sponsorship income

As manager of the arena, we anticipate obtaining a percentage of the revenues generated from the sale of advertisements. At the proposed arena, many of the users, including our hockey team, are expected to receive a percentage of revenues generated from the sale of advertisements and sponsorships appearing during their respective events. Should the revenues generated from advertisement/sponsorship sales or our percentage be less than projected, it will have an adverse effect upon our operating results.

Parking income

As manager of the arena, we anticipate obtaining a percentage of the revenues generated from the sale of parking at arena events. At the proposed arena, many of the users, including our hockey team, are expected to receive a percentage of revenues generated from the sale of parking rights during their respective events. Should the revenues generated from parking or our percentage be less than projected, it will have an adverse effect upon our operating results.

Premium suites and club seat income

We anticipate generating revenue from the sale of more than 20 premium suites and 500 club seats. If we are unable to sell these seats at the projected income levels, it will have an adverse effect upon our results.

Naming of building

We plan to market and sell the right to name the arena. Not all comparable mid-market arenas have been successful in their attempts to sell the right to name their venues. The failure to sell the right to name the proposed arena at all or at a price lower than projected or for a shorter period than projected will have an adverse effect upon our projected cash flow.

Competition

Performances at the proposed arena will compete with other scheduled events locally and regionally. In the last ten years, Charleston, Columbia, Columbus, Greenville, Gwinnett County, Atlanta, Charlotte and Jacksonville have all developed new arenas. Of these, seven are currently open. We will be in direct competition with these and other regional arenas to draw performers and patrons.

Also, there is at least one local performance center, the Bell Auditorium, that our smaller shows will compete with for performers and patrons. The Bell seats approximately 2,700. The design of the proposed arena provides for a curtaining system that will allow us to present smaller shows. While we think the design of the proposed arena will give the proposed arena a competitive advantage over the Bell, we anticipate that the proposed arena will compete with the Bell for smaller shows.

Demographics

We anticipate generating revenues through ticket sales to local and regional patrons. Fort Gordon and the Savannah River Site are large employers in the area. Currently, the Base Realignment and Closure Commission (BRAC) is looking at the nation's military installations to determine those that it will recommend for closure or realignment. We currently have no information on the status of Fort Gordon relative to this study. Fort Gordon is Augusta's largest employer with approximately 17,000 employees, and its closure could have an adverse effect on our revenues. The list of recommended base closings and realignment is anticipated to be made public by BRAC in 2005.

The Savannah River Site (SRS), a federal nuclear-weapons facility, also is a large area employer. SRS recently announced plans to lay off roughly 300 employees. These and other layoffs as well as cutbacks could have an adverse effect upon our operations.

Employee expenses

We will hire and retain a staff to operate and maintain the arena. Salaries, compensation and employee benefits to our staff may be higher than anticipated and result in an adverse effect upon our operating results.

Building operation costs

We will incur costs associated with operation and maintenance of the building and related improvements, including utilities, landscaping, insurance, maintenance and repairs. Should these costs exceed our financial projections, our operating results will be adversely effected.

The arena may become subject to liabilities under environmental laws

Our operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, including the cleanup of contamination, as well as the cost of complying with future legislation. In connection with the City's acquisition of the arena property, we will obtain a Phase I assessment, and if recommended additional assessments, in order to evaluate potential environmental liabilities at the proposed site. Although these assessments may identify certain matters that may require the City to delay or terminate the project or to incur costs to remedy, based on the provided information, we or the City may determine that none of these matters appears likely to have an adverse effect on our business, assets, results of operations or liquidity. However, because these assessments cannot give full and complete knowledge of environmental liability and compliance matters, we cannot assure you that the costs of complying with environmental laws and of defending against claims of liability arising under environmental laws will not have an adverse effect on our financial condition and results of operations.

Our insurance may not be adequate

We plan to maintain or cause others to maintain comprehensive general liability insurance on the proposed arena, including property, liability, business interruption, fire and extended coverage, in the types and amounts we believe are reasonable in the ownership and operation of arenas. We will use our discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to obtaining appropriate insurance on the arena at a reasonable cost and on suitable terms. Nevertheless, in some circumstances our insurance coverage may not be sufficient to pay the full current market value or current replacement value of a lost investment, and the insurance proceeds we receive may not be adequate to restore our economic position with respect to the proposed arena. Furthermore, certain losses may be uninsurable or not economically insurable.

Competition from existing civic center

Our projections are based on the assumption that the existing civic center operated by the Coliseum Authority will be taken out of service. We do not believe that the City could obtain suitable financing or that we could operate the proposed arena as projected if the existing civic center competes with the proposed arena. We can provide no assurances that the Coliseum Authority will agree to cease operations in the civic center, even if we reach agreement on a memorandum of understanding with the City.

Dilution

Dilution is the amount by which the offering price of $1,000 per unit paid by the purchasers of the membership units to be sold in this offering will exceed the net tangible book value per membership unit after the offering. The net tangible book value per unit is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of our membership units outstanding as of December 31, 2003 (assuming the percentage interests of our two founding members were classified as 300 membership units as of such date). After giving effect to the sale of membership units in this offering at an offering price of $1,000 per unit and after deducting estimated offering expenses, but before giving effect to the issuance of 5% of our units to ScheerGame in satisfaction of our commitment, our pro forma net tangible book value as of December 31, 2003 would have been $554,247, or $205 per membership unit, if all units are sold. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $6,024 per unit to existing members and an immediate dilution in net tangible book value of $795 per unit to new investors, assuming all units offered hereby are sold.

The following table illustrates this per share dilution, as well as the effect of issuing 5% of our units to ScheerGame in satisfaction of our commitment to them which is reflected on our December 31, 2003 balance sheet as a debt of $150,000:

	If 1,500 units (the minimum) are sold:	If 2,400 units (the maximum) are sold:
Offering price per unit	$1,000	$1,000
Net tangible book deficit per unit before this offering	(5,819)	(5,819)
Increase per unit attributable to this offering	5,627	6,024
Pro forma net tangible book (deficit) value per unit after this offering	(192)	205
Dilution per unit to new investors	1,192	795
Increase to net tangible book (deficit) value upon conversion of debt to ScheerGame to equity upon this offering	150,000	150,000
Units issued to ScheerGame for conversion of debt	95	142
Pro forma net tangible book (deficit) value per unit upon conversion of debt to ScheerGame to equity after this offering	(103)	248
Dilution per unit to new investors upon conversion of debt to ScheerGame to equity	1,103	752

Use of proceeds

The gross proceeds of this offering will be immediately delivered to SouthTrust Bank as escrow agent of an Escrow Agreement substantially in the form attached as Appendix B. The gross proceeds will be used to redeem the units issued in this offering in the event the managers determine in their sole discretion that we will not be able to enter into a satisfactory memorandum of understanding with Augusta, Georgia with respect to the design, construction and management of a new arena. Upon execution of such a memorandum of understanding, the trustee will deliver the gross proceeds to our general account, which will be used as follows.

The net proceeds from this offering are expected to be approximately $2.3 million, after deducting offering expenses of $100,000 payable by us, if all membership units are sold. These net proceeds will be used:

- To repay outstanding indebtedness on and terminate our two lines of credit totaling approximately $500,000, which have been used to pay expenses of operations. The repayment and termination of our lines of credit will terminate the guarantees of these loans by Frank Lawrence and William S. Morris III.

- To provide a fund (of about $650,000) to pay additional expenses of operations for our first three years of hockey operations and to pay arena development costs and premium seat and advertising marketing campaign expenses. Over our first three years of operations, we expect to use about $350,000 to $500,000 of the proceeds of this fund to pay additional expenses of hockey operations. We also intend to use this fund to pay up to approximately $300,000 in arena development costs and premium seat and advertising marketing campaign expenses, but this fund may not be sufficient if additional cash required for operations exceeds $350,000.

- To repay company indebtedness incurred in connection with the acquisition of the Augusta Lynx hockey team in the amount of $1,150,000. The purchase price was $1,045,000 and the remainder of this loan was used to pay closing costs and to fund various organizational, business plan and operating expenses. This loan repayment will terminate the guarantees of this loan by Frank Lawrence and William S. Morris III.

If less than all of the membership units are sold, the net proceeds will be a minimum of $1,400,000 if 1,500 membership units are sold, net of offering expenses of $100,000. The net proceeds would be used first to repay or reduce the indebtedness on the company's lines of credit for operations, but the lines of credit may not be terminated. The proceeds would then be applied to provide the fund to pay additional losses from operations and to pay arena development costs and for premium seat and advertising marketing campaign expenses. Any remaining proceeds would then be used to reduce outstanding indebtedness under the $1,150,000 acquisition loan.

Capitalization

The following tables set forth the capitalization of Augusta Entertainment as of December 31, 2003 and the capitalization as of such date as adjusted to reflect the issuance of 5% of our membership units to ScheerGame in payment for services rendered and to reflect consummation of all of the transactions described under "Use of proceeds". The first table assumes the minimum number of units are sold (1,500 units) under this Offering Circular, and the second table assumes all 2,400 units are sold. This table should be read in conjunction with our financial statements and the notes thereto included in this Offering Circular. See "Use of proceeds."

If 1,500 membership units are sold:

	Actual at March 9, 2004	Pro Forma	% Pro Forma Capitalization
Cash	$ 16,595	$ 676,595	
Team acquisition loan	1,150,000	900,000	54.7%
Lines of credit	490,000	-	-
Other debt	150,000	-	-
Total debt	1,790,000	900,000	54.7%
Members' equity (deficit)	(806,043)	743,957	45.3%
Total capitalization	$ 983,957	$ 1,643,957	100.0%

If 2,400 membership units are sold:

	Actual at March 9, 2004	Pro Forma	% Pro Forma Capitalization
Cash	$ 16,595	$ 676,595	
Team acquisition loan	1,150,000	-	-
Line of credit	490,000	-	-
Other debt	150,000	-	-
Total debt	1,790,000	-	-
Members' equity (deficit)	(806,043)	1,643,957	100.0%
Total capitalization	$ 983,957	$ 1,643,957	100.0%

Selected historical financial data

The selected historical financial data of Augusta Entertainment, LLC set forth below should be read in conjunction with our financial statements, including the notes thereto, and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this Offering Circular. The balance sheet data as of December 31, 2003 are derived from our unaudited financial statements included elsewhere in this Offering Circular. Our financial statements and supplementary information beginning at page F-1, were compiled by Elliott Davis, LLC in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting information that is the representation of management in the form of financial statements (and supplementary information). Elliott Davis, LLC has not audited or reviewed the accompanying financial statements (and supplementary information) and, accordingly, they do not express an opinion or any other form of assurance on them. WE DO NOT HAVE AUDITED FINANCIAL STATEMENTS.

The pro forma operating data for the year ended December 31, 2003 are derived from our pro forma statement of operations prepared as if our acquisition of the Augusta Lynx had been consummated on January 1, 2003, and are based largely upon unaudited financial and other data supplied by the previous owner of the Augusta Lynx hockey team. The operating data for the year ended December 31, 2002 are derived from the unaudited financial statements of the previous owner. We acquired the Augusta Lynx in September 2003, effective August 14, 2003. The pro forma results may not be comparable to the data for subsequent periods and should not be considered indicative of results for any other periods. See "Risk factors."

Selected historical financial data

Following is a summarized balance sheet as at December 31, 2003 and a summarized pro forma statement of operations for the year ended December 31, 2003 and a summarized statement of operations for the year ended December 31, 2002.

	2003
Current assets	$ 173,974
Non-current assets	1,463,217
	$1,637,191
Current liabilities	$2,076,171
Non-current liabilities	0
Members equity (deficit)	(438,980)
	$1,637,191

	2003	2002
Revenues:		
Ticket sales	$ 506,995	$ 889,470
Sponsorships	390,022	510,384
Other	19,945	29,734
	916,962	1,429,588
Operating expenses	1,664,924	1,814,052
Loss from operations	(747,962)	(384,464)
Other expenses	403,512	4,450
Net loss	**$(1,151,474)**	**$ (388,914)**

Management's discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Augusta Entertainment purchased a business whose future was uncertain. After the end of the 2002-2003 hockey season, there was a great deal of public discussion, including comments by the previous owner of the business, about whether or not the business would operate for and during the 2003-2004 season. Staff was reduced, marketing of season tickets, individual game tickets, sponsorships and advertising was greatly diminished. The combination of a lack of certainty of performance and a smaller staff were major contributors to the decline of both ticket revenues and sponsorship income when the adjusted pro forma 2003 results are compared to 2002's results. The lack of certainty also contributed to the inability of the team to attract and sign desired players in a timely manner thereby contributing to the team's overall on-ice performance. The team will fail to make the post-season playoffs in the 2003-2004 season.

We purchased the business approximately two weeks before the 2003-2004 season began. The new General Manager began his employment on the day before the season opener. At the time of the General Manager's employment, there was one sales person, one person to handle all accounting, bookkeeping and financial responsibilities, there was one game day operations person and there were only two computers for the whole company. Management has subsequently hired three new ticket sales persons devoted to group, season and partial season ticket plans and sales.

As a result of this extraordinarily late start, combined with the uncertainty within the community that the hockey team would even operate and the decline in local and regional economic conditions, we believe that calendar year 2003 results compared to 2002 and hockey season 2003-2004 results compared to 2002-2003 are not representative of future results. However, we do not believe that the hockey team will regain profitability unless and until it plays all of its home games in the proposed new arena.

Augusta Entertainment reported net losses from operations for the unaudited pro forma adjusted calendar year 2003 of $747,962, an increase of $363,498 of net operating losses from those reported by the previous owner of the hockey team for the 2002 calendar year of $384,464. We reported other pro forma expenses of $403,512 in calendar year 2003 as compared to $4,450 for the previous owner in 2002. We reported a pro forma net loss of $1,151,474 in 2003 compared to the $388,914 loss reported by the former owner of the hockey team for 2002. Declines in operating revenues partially offset by declines in certain operating expenses and the existence of non-recurring startup expenses accounted for the $765,560 increase in reported pro forma net losses.

We reported operating revenues for the unaudited pro forma adjusted calendar year 2003 of $916,692. This represents a decline of $512,626 from unaudited 2002 operating revenues of $1,429,588 reported by the previous owner of the hockey team. 74.6% of this decline was attributable to a 43% decline in revenues from ticket sales. While all of the reasons cited above are contributors to this decline, we cannot account for or explain the entire decline since we do not have all of the financial and accounting records of the former owner. Hockey team season ticket sales are at the level of approximately $400,000 for the 2003-2004 season. The previous owners did not provide certain information with respect to last and current season ticket sales to the company. The decline of $120,362 in sponsorship sales represented 23.48% of the total revenue decline.

Operating expenses for the unaudited pro forma adjusted 2003 calendar year decreased $149,128 from $1,814,052, as reported by the previous owner, to $1,664,924. For 2003, total hockey team operating expenses were below the reported league average of all ECHL teams. Reductions in personnel costs accounted for the majority of the reduction in overall expenses. Player costs declined 13.4%. Non-player personnel costs, due to the cutbacks in the number of staff, as discussed above, declined $80,869 or 16.9%. Marketing and broadcasting expenses increased for the year by $69,240. We implemented this increase in reaction to the lack of marketing that had occurred from the end of the 2002-2003 season to the time of purchase. Current management made the decision to increase broadcasting and advertising expenses in order to reestablish the credibility of the team in the market and to begin a long-term redevelopment of the ticket buyer and advertiser/sponsor revenue bases.

Reported in our unaudited pro forma statement of operations are $403,512 in other expenses in 2003. Interest expense of $50,108 included in other expense represents an increase of $45,658 over 2002. The increase is attributable to debt incurred to acquire the Augusta Lynx and to provide working capital to fund the operations of the team. The $353,404 of startup costs reflect professional costs associated with the creation and organization of Augusta Entertainment and the funding of studies, plans, reports and materials regarding the planning, design, cost, construction, financing and development of the proposed arena.

LIQUIDITY AND CAPITAL RESOURCES

We purchased a business that was incurring significant operating losses. If our hockey team continues playing its home games at the Augusta-Richmond County Civic Center, we expect to continue to operate at a loss. Since our inception, we have lacked liquid or capital resources needed for acquisition expenses or to fund operating losses. Upon formation, we received little or no equity contributions and have maintained our ability to pay expenses only through the capital contributions of the founding members and the proceeds of debt guaranteed by Frank Lawrence (one of our founding members) and William S. Morris III (the Chairman of Shivers Hockey Investment, LLC, our other founding member).

Until such time as we complete this offering, arrange for other financing or become profitable, we will need to continue to rely on the financial resources of Mr. Lawrence and Mr. Morris for our future liquidity (neither of whom are under any obligation to continue to guarantee our indebtedness or to make capital contributions beyond the $150,000 that each will have contributed prior to this offering).

We believe this offering will provide the necessary funds to satisfy our current obligations and our ongoing operating and capital expenses until the proposed arena is completed, assuming the proposed arena is completed as currently projected. However, if we do not sell substantially all of the units offered in this Offering Circular, we will not be able to completely pay-off our indebtedness for the acquisition of the hockey team and would likely still need to rely on the financial resources of Mr. Lawrence and Mr. Morris. Neither is under any obligation to continue or renew their guarantees of our existing indebtedness or to guarantee any additional indebtedness.

We used cash in operating activities of $310,078 during the period from August 14, 2003 (inception) to December 31, 2003. During the same period, we used cash in investing activities of $1,139,169 to purchase the hockey team and various property and equipment. These cash outflows were funded, for the most part, with the proceeds of debt totaling $1,275,000.

As of December 31, 2003, our debt consisted of:

- a note payable dated September 16, 2003 with a revolving credit limit of up to $250,000 and a principal amount outstanding of $125,000. Interest on the outstanding principal of this note is payable at 3.56% per annum. Interest only payments are required quarterly. This note matures on September 1, 2004, and

- a note payable dated September 16, 2003 with a principal amount of $1,150,000. Interest is payable on the note at 3.56% per annum. Interest only payments are required quarterly. This note also matures on September 1, 2004.

Both notes are collateralized by substantially all of our assets and personal guarantees of the Mr. Lawrence and Mr. Morris.

Subsequent to December 31, 2003, we entered into an additional $500,000 revolving line of credit arrangement. This line of credit arrangement is also due on September 1, 2004 and is collateralized by substantially all of our assets and personal guarantees of Mr. Lawrence and Mr. Morris. As of March 9, 2004, we had borrowed $490,000 on the two lines of credit, leaving $260,000 of available borrowings.

If we complete this offering, but do not enter into a satisfactory memorandum of understanding with the City by September 1, 2004 (the due date of substantially all of our indebtedness), then the proceeds of this offering will not be released from escrow prior to the due date and we will need to refinance this debt. After release of funds from escrow and the repayment of our existing indebtedness, we believe it is likely that we will need additional borrowings of up to $150,000 to fund expenses of operations for our first three years of hockey operations and to pay arena development costs and premium seat and advertising marketing campaign expenses (depending upon the extent of our operating losses).

In September 2003, we entered into letter of credit arrangements with a financial institution to (i) issue a $150,000 letter of credit expiring in October 2004, but containing annual renewal provisions, for the benefit of the East Coast Hockey League and (ii) issue a $46,000 letter of credit expiring in June 2004, for the benefit of a workers compensation insurance provider. The letters of credit are collateralized by substantially all of our assets and personal guarantees of Mr. Lawrence and Mr. Morris.

Augusta Entertainment has no material commitments for capital expenditures and has no current need to make material capital expenditures.

OFF-BALANCE SHEET ARRANGEMENTS

We lease office space and use of the Augusta-Richmond County Civic Center under an agreement dated September 26, 2003. The agreement provides for monthly lease payments of $250 for office space, and for the use of the Civic Center at a lease rate per game of the greater of $2,775 or 8% of net ticket sales, not to exceed a maximum per game rent of $3,330.

In connection with our purchase of the hockey team, we agreed to pay the seller of the hockey team a fee if we move the hockey team to the proposed arena prior to October 15, 2007. Under the agreement, we must pay the seller a pro rata portion of the $100,000 reduction equal to the percentage of the period from October 1, 2003 to April 30, 2008 that has not elapsed.

In September 2003, we entered into an amended licensing agreement with the Augusta-Richmond County Coliseum Authority which provides us the exclusive right to sell advertising within the Civic Center for an annual fee as indicated in the following table:

License Period	
October 2003 to September 2004	$ 30,000
October 2004 to September 2005	30,000
October 2005 to September 2006	40,000
October 2006 to September 2007	50,000
October 2007 to September 2008	50,000
	$ 200,000

We are obligated to issue 5% of our equity to ScheerGame in exchange for their services provided in connection with the planning and development of the proposed new arena. We also have agreed to increase ScheerGame's ownership percentage to 10%, contingent on the outcome of certain events. In either event, ScheerGame will receive the number of membership units sufficient to provide these membership percentages after giving effect to the sale of the units pursuant to this Offering Circular.

We participate in a workers compensation program with the ECHL whereby we are generally self insured for costs associated with injuries of Augusta Lynx players. ECHL members, including Augusta Entertainment, are also contingently liable for significant injuries of players of the teams in the ECHL that participate in the program. We accrue a liability for estimated costs associated with claims incurred in the workers compensation program when amounts are material and estimable.

Plan of distribution

The securities are offered directly by the issuer, Augusta Entertainment, without underwriters, brokers or dealers, and without discounts or commissions.

Securities will be sold beginning as soon as practicable after qualification of the Offering Statement on Form 1-A, of which this Offering Circular is a part, filed with the SEC. Sales will continue until all securities are sold, or until we voluntarily terminate the offering.

Description of Subscription Agreement

If you would like to purchase one or more membership units, you should complete a Subscription Agreement in the form attached to this Offering Circular as Appendix "D", and return it to us in care of Paul S. Simon at the following address:

Paul S. Simon
Augusta Riverfront Center - Suite 340
One Tenth Street
Augusta, Georgia 30901
(706) 823-3302

We may accept or reject any subscription agreement in whole or in part and no such agreement will be binding until signed and accepted by us. We will not accept any Subscription Agreement unless and until the founding members have each fully paid their capital contributions of $150,000, we have executed the Amended and Restated Operating Agreement substantially in the form included as Appendix A and the Escrow Agreement with SouthTrust Bank substantially in the form included as Appendix B, and we have simultaneously accepted Subscription Agreements for at least 1,500 membership units.

By signing the Subscription Agreement, you are committing to pay $1,000 per membership unit purchased. All subscriptions are irrevocable by the subscriber. Payment for membership units will be due immediately upon our acceptance of your Subscription Agreement. *Please do not send payment when you return your Subscription Agreement.*

On your Subscription Agreement, please indicate the number of units you will commit to purchase and whether you would be willing to accept less than all of the units for which you commit. If you submit a Subscription Agreement, we will notify you when we have accepted the minimum number of subscriptions and whether we have accepted your Subscription Agreement in whole or in part and the number of units we have agreed to sell to you. You will be required to pay for your units within 5 days of our acceptance of your Subscription Agreement, by delivering payment to SouthTrust Bank as escrow agent under an Escrow Agreement to be executed substantially in the form included as Appendix B to this Offering Circular. Upon receipt of payment, you will become a member of Augusta Entertainment owning the membership units covered by your Subscription Agreement. Payments are irrevocable and are not conditioned upon actual receipt of funds from the other subscribers. Thus, it is possible that we will issue fewer than 1,500 units if subscribers breach their subscription agreements (although subscribers may be liable for damages if they breach the subscription agreement). There are no arrangements for the return of funds if we do not actually receive payment for 1,500 units.

All funds received from subscribers will be held in escrow for Augusta Entertainment by SouthTrust Bank pending the approval and execution of a satisfactory memorandum of understanding with Augusta, Georgia for the development and management of the proposed new arena. See "Use of proceeds" and "Description of the membership units - Escrow agreement and redemption". The determination of whether a memorandum of understanding is "satisfactory" or whether the company will be able to reach an agreement shall be made by the managers in their sole and absolute discretion. The managers may determine that a memorandum of understanding is satisfactory even if the terms are substantially different from our proposal to the City as described under the heading "Business - The proposed arena". After we reach agreement on a satisfactory memorandum of understanding, you will not be entitled to a redemption or other return of your funds, even if the arena project fails for any other reason, such as failure of the voters of Augusta to approve the SPLOST referendum.

If we issue less than all 2,400 units offered or if a subscriber breaches a Subscription Agreement, we may continue to accept Subscription Agreements for the sale of membership units at the same price per unit until all units are sold, but not later than December 31, 2005.

The Subscription Agreement requires you to agree to be bound by the terms of Augusta Entertainment's Operating Agreement and requires you to make certain representations regarding your legal ability and authorization to sign the Subscription Agreement, your ability to understand this Offering Circular and to review this Offering Circular with legal and investment advisors, and your understanding that this is a risky investment and that you may lose all or part of your investment. In the Subscription Agreement, you must represent that you do not, and agree that you will not, own an interest in another professional hockey team in a league other than the ECHL that plays its home games within 50 miles of Augusta, Georgia.

The Subscription Agreement requires you to certify that you are a resident of the State of Georgia, or an entity organized in the State of Georgia or an entity qualified to do business and having a place of business in the State of Georgia. We intend to offer and sell units only in the State of Georgia. We will offer and sell to an investor outside the State of Georgia only if we determine that the offer and sale would be in compliance with all applicable state securities laws, and may require additional undertakings or representations from the subscriber.

Business

Overview

Augusta Entertainment was formed in August, 2003 by its two founding members in order to purchase the Augusta Lynx minor league hockey team based in Augusta, Georgia and to propose to develop, construct and operate a new multi-purpose entertainment and sports arena for the City. We have submitted a proposal to the Board of Commissioners of Augusta, Georgia for us to design, construct and operate a new arena, for which we would earn fees. No agreements or understandings have been reached with the City and we can give no assurances that we will reach suitable agreements in the future or that the City will have funds available for the project.

The former owners of the Augusta Lynx were losing money from the operation of the hockey team in the existing Augusta Civic Center and were believed to be considering moving the team from Augusta, Georgia. Our two founding members are residents of Augusta and have an interest in community events and the quality of life for residents of Augusta. Augusta Entertainment was founded by Frank Lawrence and an entity controlled by William S. Morris III (Shivers Hockey Investment, LLC).

History

Augusta Entertainment was formed in August, 2003 and purchased the Augusta Lynx hockey team for $1,045,000 (plus assumed liabilities) in September 2003, effective as of August 14, 2003, with borrowed funds. The $1,045,000 purchase price reflects a reduction in the initial purchase price of $100,000, with Augusta Entertainment agreeing that if the home arena for the Lynx hockey team moves to a new arena prior to October 15, 2007, Augusta Entertainment will pay seller a *pro rata* portion of the $100,000 reduction equal to the percentage of the period from October 1, 2003 to April 30, 2008 that has not elapsed. In connection with the purchase, we assumed liabilities related to team operations of $726,168 and acquired accounts receivable of $427,537 - a net of approximately $300,000 of liabilities in excess of accounts receivable.

Augusta Entertainment purchased the Augusta Lynx and commenced operations with little or no capital and has relied on borrowed funds and letters of credit guaranteed by Messrs. Lawrence and Morris. Specifically, Messrs. Lawrence and Morris guaranteed our $1,150,000 loan used to purchase the team, guaranteed our $150,000 irrevocable standby letter of credit to the East Coast Hockey League, guaranteed our $46,000 irrevocable standby letter of credit for workers compensation and guaranteed our $250,000 line of credit for working capital for hockey operations. In January 2004, we obtained an additional $500,000 line of credit for working capital (for total working capital lines of credit of $750,000), again guaranteed by Messrs. Lawrence and Morris.

Each of the two founding members have advanced over $100,000 in expenses related to the organization of the company, studies and proposals relating to the proposed new arena, and expenses of this offering. Mr. Lawrence has also contributed personal property valued by the company at $35,000 used in the hockey team operations. The two founding members have agreed to continue to fund expenses or make capital contributions until each has contributed $150,000, and each has received 150 membership units in Augusta Entertainment (at the same price per unit to as offered to investors in this Offering Circular).

We believe that we will sustain significant losses from hockey operations as long as our team continues to play its home games in the existing Civic Center, but that we can become profitable through development and management fees, concession income and hockey operations, if we reach a suitable arrangement with the City.

Both Mr. Lawrence and Mr. Morris have (or had in the past) interests in other events held in the existing Civic Center. With the purchase of the Augusta Lynx (and the ability to keep the team in Augusta), we believe it is financially feasible and a significant community benefit for Augusta-Richmond County to build a new, larger arena with modern amenities, premium seating and suites. One of the major shifts in arena development over the last 20 years has been the inclusion of premium seating in the design of arenas, in order to significantly increase revenues. We believe a new arena would bring world-class entertainment, family shows, concerts and sports to Augusta, would provide a quality, first-class home for Augusta's community events and would better enable sports franchises, such as the Augusta Lynx, to operate profitably in Augusta.

Hockey operations

The Augusta Lynx are composed of two separate groups of employees - the hockey operations staff and the administrative staff.

The hockey operations or on-ice staff includes a maximum of 20 players who are union members of the Professional Hockey Players Association (PHPA). These players are in the first year of a three-year Collective Bargaining Agreement (CBA) with the ECHL that specifically addresses a $10,000 per week salary cap, insurance premiums that are the responsibility of the teams, playoff bonuses, and other such day-to-day expenses to be borne by the teams.

The coaches, equipment manager and athletic trainer are hired each year to round out the on-ice staff.

At the end of the CBA, the league will negotiate another contract as they have in the past. To date, the CBA between the union and the league has always been reached prior to the season start date, causing no financial harm to the league. While there is a possibility of not reaching a settlement, we do not believe it is likely.

The ECHL has a strong ownership base and has operated for the past 16 years while growing to 31 teams. The league's members have been able to attract both national sponsors and affiliate sponsors and affiliation agreements with National Hockey League teams, giving it the distinction of being the premier Double A hockey league in North America.

The administrative staff consists of eight staff members who, except for the receptionist and controller, sell both tickets and sponsorships. These employees are basically people who wish to advance to the next level in hockey with a goal to become proficient in sales.

Quality staff members are difficult to find and the good ones are difficult to retain. In many cases, newly hired staff members must be trained. Good salespeople are in very high demand and are heavily recruited by all professional and college teams.

The proposed arena

Augusta Entertainment has retained the services of ScheerGame Sports Development, LLC whose principals have experience in developing and managing arenas in other communities, including development of arenas in Jacksonville, Florida, Greenville, South Carolina and Manchester, New Hampshire, and management of the arena in Greenville. We have presented to the City proposed plans for a new arena and a proposed Memorandum of Understanding detailing the terms of the proposed agreement between Augusta Entertainment and the City. The following is a description of the project and the MOU as proposed by Augusta Entertainment. THE CITY HAS NOT APPROVED AND DID NOT PARTICIPATE IN THE DEVELOPMENT OF THE PROPOSED PLANS, AND MAY NOT ACCEPT OUR PROPOSAL OR MAY REQUIRE SUBSTANTIAL CHANGES.

Description of the arena. The arena will have a general seating capacity of approximately 10,000 for hockey, arena football, basketball and equestrian events and up to 12,000 for concerts and family shows. It will feature both fixed and retractable/moveable seating sections, as well as a moveable curtaining system allowing configurations for a variety of events, including hockey games, arena football games, horse shows, rodeos, ice shows, tractor pulls, center, end-stage and half-house concerts and family entertainment shows. The arena will also include a minimum of 20 luxury suites, other forms of premium seating (such as club, loge, special circle seats), a family section at all events, concession areas, other forms of food service ranging from portable stands to a full service club/restaurant, video and auxiliary scoreboards, message boards, high quality sound system and other amenities and features of a modern, first class sports and entertainment facility.

The intent is to design, construct and operate a facility that will be both fan-friendly producing a rich experience for those who attend an event and efficient for those who produce or promote the event. The arena is intended to allow the Greater Augusta Metropolitan area to be a more competitive and attractive destination and provide new sports and family entertainment opportunities for Central Savannah River Area residents.

Project Concept.

Augusta will own the site and the structures constituting the arena. Augusta Entertainment will enter into the various agreements described below with Augusta for the design, construction and operation of the arena. In addition, a trustee, to be designated by Augusta, will act under one or more trust indentures and will serve as the fiscal agent for the construction and financing of the arena, including any purchase of land required for the project.

The arena will be located on approximately 85 acres of real estate currently privately owned, at the intersection of Deans Bridge Road and Gordon Highway, and commonly known as "Regency Mall". Augusta will investigate the suitability of the site for the construction of the arena which investigation shall include a title examination, taking soil samples and test borings to assess various construction conditions and performing the necessary and appropriate environmental testing. If such investigation determines that the site is suitable and satisfactory as a location for the arena and that it can be constructed thereon without encountering any undesirable condition which would drive up the cost of the project, then Augusta will acquire the site using all means available to it, in the most cost-effective manner possible.

The arena will be constructed pursuant to a Development and Construction Agreement between Augusta and Augusta Entertainment. Augusta Entertainment will subcontract program management for the construction to ScheerGame Sports Development, LLC with certain approval rights over design and other matters to be retained by Augusta, such approval not to be unreasonably withheld. Augusta Entertainment as development manager intends to enter into a design/build contract with the team of Turner Construction Sports Group and HOK Sport+Venue+Event to execute the design of the arena and to provide construction management services for the arena.

Project financing. The cost of the project will be paid from funds provided by both Augusta and Augusta Entertainment.

Funds to be provided by Augusta will come from:

- Proceeds in the amount of $60 million of the Special Purpose Local Option Sales Tax V ("SPLOST") to be submitted to a referendum to be held in July 2004. In order to facilitate the commencement and completion of the project, the City will provide in this referendum for the issuance of general obligation bonds to be approved if the SPLOST is approved in an amount of $60 million (the "SPLOST Bonds"). The City shall issue the SPLOST Bonds as soon as practicable after voter approval of the referendum. If the referendum fails, the Memorandum of Understanding shall terminate.

- Proceeds of revenue bonds in the principal amount of $24 million to be repaid from the hotel and motel tax and alcohol and beverage taxes currently being used to fund operating deficits and pay the outstanding debt service of bonds issued by the Augusta-Richmond County Coliseum Authority (the Excise Tax Bonds and the SPLOST Bonds collectively are herein referred to as the "Bonds"); and

- Proceeds of $10 million in principal amount of revenue bonds to be repaid out of revenues generated by the operation of the proposed arena (the "Revenue Bonds"). The revenues that will support the payment of the Revenue Bonds will consist of arena revenues, as follows:

  - Seat fees, assessed on the sale of tickets for the proposed arena. Fees shall be assessed on general admission and premium seat tickets and license fees.

  - Gross Revenues from the operation of the proposed arena including those derived from the Project Agreements described below. Said Gross Revenues shall specifically include premium seat license fees, naming, pouring, advertising and other commercial rights and additional forms of multi-year contractual arena revenues.

Apart from such funds, the City shall not have any responsibility or liability in connection with the capital costs of the project. Interest on a significant portion of the Bonds is anticipated to be exempt from Federal income tax. The interest on the Revenue Bonds is expected to be taxable. It is in the best interest of all parties to issue the maximum amount of tax-exempt Bonds that is legally permissible.

In addition, we propose for the City to include in the SPLOST referendum the authorization to expend approximately $6,000,000 to purchase the existing Civic Center from the Augusta-Richmond County Coliseum Authority (the "Authority") and approximately $2,000,000 to demolish the existing Civic Center. All or part of the purchase money paid to the Authority by the City shall be applied by the Authority at the closing in the amount necessary to retire or defease the outstanding bonded indebtedness of the Authority. Thereafter, for the term of the

Excise Tax Bonds or the Arena Operating Agreement, whichever is longer, Augusta shall pledge that portion of proceeds from Hotel/Motel taxes and Beer/Alcohol taxes currently being provided to the Authority to the Trustee for payment of debt service on the Excise Tax Bonds and capital maintenance and improvements of the proposed arena.

Augusta Entertainment will contribute the following in support of the project and its financing:

- Augusta Entertainment will guarantee construction costs and the completion date of the arena, defined as substantial completion and the issuance of a Certificate of Occupancy;

- Augusta Entertainment will subordinate any incentive management fees, to the payment of operating expenses and the payment of debt service on the Revenue Bonds; and

- Augusta Entertainment will pledge to the Trustee, as additional security for the Revenue Bonds, all of its right, title and interest in and to the Project Agreements described below, including its rights to manage the operations of the arena under the Arena Operating Agreement.

The net proceeds from the operation of the arena will be divided equally between the City and Augusta Entertainment in the manner described below for the proposed Arena Operating Agreement, subject to tax law and the requirements of the Revenue Bond holders.

Project Agreements. The following Project Agreements will be executed on or before, and as a condition to, the consummation of the sale of the Bonds and the Revenue Bonds:

- Development and Construction Agreement. The Development and Construction Agreement will set forth the development and construction arrangements between Augusta Entertainment and the City. Prior to execution of this agreement certain preliminary studies shall be completed including the financing plan, site plans, preliminary design and construction estimates. Prior to the issuance of the Bonds and the Revenue Bonds, pre-development agreement costs shall be borne equally by the the City and Augusta Entertainment. Said pre-financing and pre-development agreement costs shall be reimbursable to each party from the proceeds of the Bonds and the Revenue Bonds. The Trustee shall control the disbursement of monies for construction. Augusta Entertainment will be responsible for the design and construction of the arena. Augusta Entertainment will develop a program to actively and aggressively encourage minority participation in the project and the construction contracts. The pre-design construction cost estimate for the arena and site improvements is projected to be $59,000,000. Augusta Entertainment will obtain a fully bonded guaranteed maximum price contract from Turner Construction for the construction of the arena. The Trustee shall deposit Bond and Revenue Bond proceeds in designated accounts pursuant to one or more trust indentures for disbursement.

- Arena Operating Agreement. The Arena Operating Agreement will set forth the contractual arrangements between Augusta Entertainment and the City for management of the operation of the arena as well as the existing Civic Center. The term of this agreement shall be 30 years commencing upon substantial completion of the proposed arena. Management of the operation of the Civic Center by Augusta Entertainment will commence within 90 days of the closing of the purchase of the Civic

Center by the City. The existing Civic Center shall be closed and demolished upon the substantial completion of the arena or put to some use not in competition with the arena. If Augusta Entertainment does not manage the Civic Center or if the Civic Center is not demolished, the City warrants that it shall be operated in such a manner that it in no way stages, promotes, advances or otherwise causes events to occur in its facilities or on its grounds that in any way may be considered as competition with the arena for events that are or could be held at the arena. Augusta Entertainment will have the right to approve any use of the Civic Center. Subject to the Arena Operating Agreement, Augusta Entertainment shall have the sole responsibility and full control and discretion over the operation, direction, management and supervision of the arena for the term of the Arena Operating Agreement. The Arena Operating Agreement will include provisions for Augusta Entertainment to be paid fixed and incentive fees for its management services, and will set forth the manner in which the City and Augusta Entertainment will divide the net proceeds from the operation of the arena. Under the Arena Operating Agreement, Augusta Entertainment will be responsible for the following:

- Financial

(i) Payment out of arena and Civic Center revenues and, if necessary excise taxes not expended for debt service payments on the Excise Tax Bonds all operating expenses of the arena, including the cost of maintenance and Augusta Entertainment base management fees thereof and any operational taxes applicable thereto.

(ii) Payment of all net operating revenues to the Trustee for disbursement under the trust indenture(s), which shall provide for payments as follows:

(a) Payment of Revenue Bond debt service;

(b) Payment of incentive management fees;

(c) Payment of agreed upon amounts into a Renewal and Replacement Fund;

(d) Payment of net income of the arena, after all of the previous payments, and any accruals thereon, to the City, Augusta Entertainment and the Revenue Bond holders for partial prepayment of the Revenue Bonds until that debt is retired and thereafter equally to the City and Augusta Entertainment, subject to approval of tax counsel.

(iii) Preparation and submission to the City of an annual operating budget and report, projecting the estimated revenues and expenses of the project during the next fiscal year.

(iv) Preparation and submission to the City of an annual capital improvements budget and report, projecting the estimated needs and costs of capital improvements, repairs, replacements and/or expenditures required by and for the arena.

(v) Provision of audited financial statements to meet requirements of Trustee, the City and regulatory agencies.

- Administrative

(i) Employing, paying and supervising all personnel Augusta Entertainment determines are necessary to operate the arena.

(ii) Maintaining the arena in good, clean order and repair.

(iii) Planning and supervising all advertising, public relations and other promotional programs for the arena.

(iv) Arranging for and booking arena events.

(v) Entering into leases of retail, office and other space in the arena, licenses and other agreements pertaining to the operation of the arena we deem appropriate.

- Civic Center

(i) Augusta Entertainment will have similar rights and responsibilities with respect to the Civic Center as it has with respect to the arena.

(ii) The City agrees that it will not provide, directly or indirectly, economic assistance to facilities or events competing with the arena without the approval of Augusta Entertainment. Augusta Entertainment recognizes the current calendar of events held at Lake Olmstead Stadium and agrees that said calendar of events, promoted by the Augusta GreenJackets and others is exempt from this condition. Augusta Entertainment and the City shall meet on an annual basis to schedule dates for governmental and/or non-profit sponsored events, such as high school graduations, arts events, etc., not to exceed twenty (20) dates per year. Fees charged for those twenty (20) events shall cover only direct, out-of-pocket operations expenses of the arena and/or Augusta Entertainment.

The Arena Operating Agreement will contain provisions providing for the Trustee to have the power to replace Augusta Entertainment as manager in the event of a default under the Revenue Bonds.

- Hockey Agreement. Augusta Entertainment will cause the Augusta Lynx to play all of its home games in the arena. The Hockey Agreement will provide for this use of the arena and will set out the rights to certain game day revenues as well as its obligations with respect to certain game day expenses.

- Horse Show Agreements. Augusta Entertainment will enter into an agreement with the National Barrel Horse Association to hold its World Championship in the arena and an agreement with the Atlantic Coast Cutting Horse Association, Inc. to hold the Augusta Futurity in the arena. These agreements will obligate each contracting entity to hold its competition in the arena for a term coterminous with the maturity of the

Revenue Bonds. These agreements will also define the rights of each organization to certain event day revenues and its obligations with respect to certain event day expenses.

- Premium Seat Licensing Agreements. These agreements will set forth the contractual arrangements for Augusta Entertainment to license individual suites, club seats, loges or other specially designated seating areas in the arena to individuals or companies, and will stipulate the form of the license agreements to be employed in such connection.

- Advertising and Commercial Rights Agreements. These agreements will set forth the arrangements between the City and Augusta Entertainment to sell advertising, naming, pouring, signage and other commercial rights in the arena. These arrangements may cover both permanent and temporary advertising. The City explicitly authorizes Augusta Entertainment to seek to license the name of the arena to a private person or corporation.

- Concession Agreement. This agreement will set forth the understandings between Augusta Entertainment and concessionaires to install kitchen, fixed stand, portable and restaurant cooking, warming and service equipment and operate the food, beverage and merchandising activities at the arena, including any restaurant and lounge.

- Additional Leases. Other tenants, such as retail users, restaurants or other compatible commercial interests may enter into leases or use agreements for space within the arena or on the site. Said agreements may occur prior to or after the sale of the Bonds and the Revenue Bonds.

- Parking Agreement. To the extent not addressed in either the Arena Operating Agreement or the Use Agreements with the long-term tenants, this agreement would set forth the rights and obligations of Augusta Entertainment with respect to the operation of on-site parking for the arena. The City will grant Augusta Entertainment the right to operate the parking facilities on the arena site and receive revenue therefrom and to enter into agreements with owners of off-site parking areas to lease or operate such facilities during arena events, if required. It is not currently anticipated that off-site parking will be required for arena events.

- Financing Agreements. These agreements will provide for the public sale of the Bonds and the Revenue Bonds and the rights and responsibilities of the various parties thereto.

Project Schedule. We believe that the arena can be completed and in operation for the hockey season beginning in October 2006. Time is of the essence. This belief is based upon the current timelines established for critical points including voter approval of the SPLOST referendum in July 2004, issuance of the Bonds and Revenue Bonds in the fall of 2004 and beginning of construction within four weeks thereafter. The date of the referendum has not been set and we can give no assurance that it will be held in July 2004.

The proposed concession business

We propose to provide food and beverage concession and catering services as well as merchandising services at the proposed arena. Collectively, these services are known as the "concessions business." Delivering affordable, quality food and drinks to patrons in a friendly, prompt manner, whether on the concourse (concessions) or in the club or suites (catering) is the objective of our concessions business in the proposed new arena.

The following discussion describes our approach to the concession business to be operated in the proposed arena. There have been no discussions with the City with respect to a concession plan or a concession agreement. These potential plans and agreements will determine the means by which food, beverages and merchandise will be sold and the financial arrangements of the service relationship between Augusta Entertainment and Augusta.

We have proposed a program of concessions stands, portables, kitchen facilities, vendor and suite pantries, and commissary and staff facilities that will enable us to deliver desired food items quickly to patrons upon request. The food and beverage plan for the proposed arena initially contemplates one fixed point-of-sale for every 250 potential general admission attendees. We currently expect that half of the concession stands (each will have multiple points-of-sale) will serve made-to-order grilled or cooked food. The other stands will serve prepared or ready-to-serve food. The program also includes an additional 6 points of sale at portable stands to be located at convenient places on the main concourse. This combination of points-of-sale will enable us to deliver a varied menu – of traditional arena food such as hot dogs, popcorn, nachos, etc. but also a mix of local and specialty items such as barbecue, fried fish, and sausage dogs.

Catering services comprise the second component of food and beverage services. Catering will be provided to purchasers of premium seat licenses – this will likely include, at a minimum, wait-service in the suites and the club seats and special services to licensees with seats in the club lounge. The company will evaluate the possibility of opening the club lounge/restaurant for service to the public on non-event days. "Back-stage" catering will also be provided to users and performers – to teams, concert and show staff and performers as well as the media. Finally, the building will likely host numerous small and mid-sized meetings that will require a range of catered food and beverage options.

The preliminary arena program contemplates a 600-person club lounge that will provide buffet and seated menus. Food for the club lounge will be prepared in the main kitchen on the arena service level (the same 8,000 square foot kitchen that supports concourse food service) as well as a smaller finishing kitchen immediately adjacent to it. Food for the suites will also be prepared in the main kitchen and finished in dedicated pantries on each side of the main concourse.

Beverages of all kinds, including alcoholic beverages and non-alcoholic beverages, will be available in all locations (with the exception of an alcohol-free "family zone"). We anticipate entering into one or more agreements with non-alcoholic beverage providers, potentially of soft drinks, water, and juices wherein they will obtain exclusive rights to pour their beverages in the arena in return for an investment in equipment, a payment for said contractual rights, team and other event advertising and sponsorships, premium seating licensing, and a payment of a defined commission rate on all sales (the "pouring rights" agreement). Revenues from the pouring rights agreement will be considered arena operating revenues and be included in any gross revenue pledge of arena revenues to repay project revenue debt.

We anticipate that a variety of partnerships may be developed in the concessions business to enrich and expand the nature of the experience in the building. While management has made no plans to date, partnering with nationally recognized "brands" such as Subway or McDonalds, or with local restaurants, food or beverage companies for particular items such as ice cream or steak sandwiches will be considered to make the arena "Augusta's". We will explore the development of relationships with not-for-profit organizations to staff certain points-of-sale on a volunteer basis and for them to receive a share of the receipts from sales made there.

The sale of novelty items – from hockey team paraphernalia to concert performer T-shirts – will occur at numerous locations. In addition to two fixed merchandising locations on the main concourse and as many as 6 portable merchandising stands, we anticipate the development of a 500 square foot retail store, adjacent to the main entrance to the building. This team store will be a major focus of novelty sales – the hockey team, and its opponents and affiliates will be the primary drivers of sales, but merchandise of Georgia and South Carolina collegiate and professional teams will also be displayed.

We expect to enter into a long-term, assignable concessions agreement wherein we will commit to deliver services described above and remit to the arena and, when appropriate, the anchor tenants, agreed-upon shares of gross food, beverage and merchandising revenues (assumptions with respect to these projected revenue shares may be found in Appendix C). We do not currently expect to make a capital investment in food and beverage equipment to be used at the proposed arena. In return,we anticipate paying to the arena a greater share of gross food and beverage revenues. We will be required to acquire, store, prepare, serve and sell all concession goods. We will be required to maintain defined levels of insurance required and customary for such operations including, property, liability, fidelity, liquor liability and product liability coverage. We will be required to obtain and maintain all required governmental permits, licenses and other conformances to public regulations, laws, statutes or ordinances. We will be required to, at all times, store and handle all food and beverages in a manner consistent with the highest standards of sanitation, preservation and purity.

Description of Property

We do not own any real estate or any other significant property, except miscellaneous personal property related to our hockey team, such as uniforms and equipment. We lease office space for our administrative staff and have an agreement for use of the existing civic center for home games and a practice facility.

Tax classification of Augusta Entertainment

Prior to the consummation of this offering, Augusta Entertainment has been treated as a partnership for federal income tax purposes. As a result, the company's losses will pass through to the two founding members until the date of consummation of this offering. Federal tax rules treat certain publicly traded partnerships (or limited liability companies taxed as partnerships) as corporations. Because of the possibility of the application of these rules to Augusta Entertainment upon consummation of this offering, we intend to file an election to be taxed as a corporation effective on the date of the first sale of membership units pursuant to this Offering Circular.

Either as a result of our election to be taxed as a corporation or as a result of becoming a publicly traded partnership if those rules are applicable to us, the following tax effects will occur:

- Augusta Entertainment (the existing partnership) will be treated as if it transferred all of its assets to a newly created corporation in exchange for the stock of the new corporation. Any gain or loss recognized on this transaction by Augusta Entertainment must be reported by the founding members.

- Augusta Entertainment (the existing partnership) will be treated as if it distributed such stock in the newly created corporation to the founding members in liquidation of their partnership interests. Augusta Entertainment will not recognize any gain or loss on this distribution, but the founding members may recognize gain or loss on this deemed liquidation.

- Each purchaser of units in this offering will have a basis in the membership units equal to the purchase price ($1,000 per unit).

Financial projections

We have included as supplemental information to our financial statements Projected Statements of Operations, which reflect our best estimates of operations IF OUR HYPOTHETICAL ASSUMPTIONS OCCUR. See Footnote 12 and Schedule 6 to our financial statements, which begin on page F-1. We have also included as Appendix C our arena operating projections, subject to further assumptions and contingencies. We must emphasize that we can provide no assurances that our hypothetical assumptions will in fact occur, and you should not rely on our Projected Statements of Operations or our arena operating projections, nor should you expect these estimates to be accurate. Further, these estimates are qualified by our disclosure regarding forward-looking statements beginning on page ii, and the "Risk factors" beginning on page 10.

Managers, executive officers and significant employees

Managers

Currently, the issuer has one manager, Frank Lawrence. Upon the sale of units pursuant to this Offering Circular, the issuer will have the following six managers, each of whom have agreed to serve and who are named in the Operating Agreement to serve terms set forth below:

Frank Lawrence – Mr. Lawrence currently is our sole manager and chief executive officer and has served in such capacity since our formation in September of 2003. Mr. Lawrence is 63 years old and since 1991 has been the President of Bobby Jones Ford, an automobile dealership. Mr. Lawrence has been active in the community and from 2000 to 2003 was the owner of the Augusta Stallions, a professional arena football team. Mr. Lawrence's term ends December 31, 2007.

William S. Morris III – Mr. Morris is 69 years old and is the Chairman of Shivers Hockey Investment, LLC. He has worked for more than 47 years in the newspaper industry and has served as the chairman of the board of directors of Morris Communications Company, LLC for more than 30 years. He is the chairman of the board of directors of Morris Publishing Group, LLC and Shivers Trading & Operating Company, and various subsidiaries of these companies. Mr. Morris is active in the community and state affairs, as well as in the newspaper and outdoor advertising industries. Mr. Morris has a journalism degree from the University of Georgia. Mr. Morris' term ends December 31, 2007.

Carl Scheer – Mr. Scheer is 67 years old and the Chairman and a managing director of ScheerGame Sports Development, LLC. Mr. Scheer has more than 35 years experience in sports marketing. Mr. Scheer practiced law for six years in Greensboro, North Carolina, before becoming professionally involved in sports marketing. Mr. Scheer has owned interests in numerous minor league sports teams, including two ECHL teams – the Charlotte Checkers and the Greenville Grrrowl. In 1999, Mr. Scheer participated in the creation of ScheerGame Sports Development, LLC. ScheerGame's principals have been involved either as a partner or developer in the development of the BI-LO Center arena in Greenville, South Carolina, the Verizon Wireless Arena in Manchester, New Hampshire, and the Veterans Memorial Arena and Baseball Grounds in Jacksonville, Florida. Upon the consummation of this Offering Circular, Mr. Scheer will serve as a manager, as the appointee of ScheerGame Sports Development, LLC. Mr. Scheer's term ends December 31, 2006.

Paul S. Simon - Mr. Simon is 72 years old and was born and raised in Augusta, Georgia. He is a graduate of the Academy of Richmond County and Augusta State University. He obtained a BBA degree from the University of Georgia and became a Certified Public Accountant. In 1968, he joined Southeastern Newspapers Corporation as Vice President and Treasurer. From 1983 until his retirement in August 1996, he served as President of Morris Communications, the parent company of Southeastern Newspapers Corporation, and Shivers Trading & Operating Company, the ultimate parent of Shivers Hockey (one of the two founding members of Augusta Entertainment). Since his retirement from Morris Communications, he has served for a period of approximately five years as Chairman of the Board of the National Science Center. During this period, he also served as Chairman of the Board of Fore! Augusta Foundation, Inc. He now serves as President of Azalea Development Corporation, a Morris Communications affiliate. He has served on state and national boards and committees in affiliated publishing industry associations, CPA organizations, and other church and civic organizations. He served on the faculty of Augusta State University for nine years and is actively involved in civic, community and religious organizations. Mr. Simon's term ends December 31, 2005.

Larry E. Sconyers - Mr. Sconyers is 62 years old and since 1978 has served as the President and CEO of Sconyers, Inc., which operates Sonyers Bar-B-Que. Mr. Sconyers served as Mayor of Augusta from 1996-1998, and prior to that he was a member and chairman of the Richmond County Commission. Mr. Sconyers has been active in civic and community matters. Mr. Sconyers' term ends December 31, 2005.

James L. Kendrick - Mr. Kendrick is 61 years old and since 1993 has been the CEO of Creative Colors, Inc. and since 1971 has been the President of Augusta Blueprint & Microfilm, Inc. Mr. Kendrick is the Chair Elect of the Augusta Metro Chamber of Commerce, and has been active in many civic and community activities. Mr. Kendrick has also been appointed to various state and local governmental commissions, councils and task forces. Mr. Kendrick's term ends December 31, 2006.

Executive officers

Our chief executive officer is our sole manager, Frank Lawrence (listed above). While they do not currently have official titles, William S. Morris III and Paul S. Simon (both listed above as proposed managers) perform supervisory management and business planning services for us. Upon consummation of this offering, Mr. Lawrence will continue to serve as our sole executive officer, as our Operating Manager/CEO.

Remuneration of managers and executive officers

Our managers and executive officers have received no compensation for their services. We have no current plans to pay compensation to managers and executive officers, although we may do so in the future. The managers have the authority to set and pay reasonable compensation to managers and executive officers.

Significant Employees

Our significant employees serve at the discretion of the managers, who can add, remove and replace them at any time. Paul Gamsby currently is our only significant employee.

Paul C. Gamsby -- Mr. Gamsby is 55 years old and is the General Manager of the Lynx. He previously has served in this capacity from 1998 through the 2000-2001 hockey seasons. During the 2001 and 2002 hockey seasons he served as the General Manager, President and Governor of the Richmond Renegades, another ECHL hockey team. After playing collegiate and professional hockey, Mr. Gamsby worked for ten years in civic center management promoting hockey. He is a previous owner of Skate Estate amusement park in Vestal, New York, an entertainment complex. He also owned and served as President of Target Market Concepts, a national marketing firm.

Security ownership of management and certain security holders

Currently, the issuer has two members, each of which are record and beneficial owners of 50% of the membership interests, as listed below:

Frank J. Lawrence
Bobby Jones Ford
3480 Wrightsboro Road
Augusta, Georgia 30909
(706) 738-8000

Shivers Hockey Investment, LLC
c/o William S. Morris III, Chairman
725 Broad Street
Augusta, Georgia 30901
(706) 724-0851

The issuer has committed to issue membership interests equal to 5% of the equity of the issuer, which will not be diluted by the units offered in this Offering Circular and which may increase to 10% under certain circumstances, to the following:

ScheerGame Sports Development, LLC
2215 S. Third Street, Suite 203
Jacksonville Beach, Florida 32250
(904) 242-7206

Interest of management and others in certain transactions

Initially, the managers will include Frank Lawrence, William S. Morris III, Paul S. Simon and Carl Scheer. The interests of the managers (or their affiliates) may differ from or conflict with the interests of our business.

Messrs. Lawrence and Morris, or their affiliates, have engaged, and may in the future engage, in transactions with us or involving use of the arena, some of which may be viewed as significant. Mr. Simon is the President of an affiliate of Shivers Hockey (one of our two founding members) controlled by Mr. Morris. Further, we have engaged Mr. Scheer's affiliate, ScheerGame, to provide extensive management and operational services with respect to the planning, design, construction and management of the new arena. These transactions may not necessarily be consummated on an arms'-length basis and therefore may not be as favorable to us as those that could be negotiated with non-affiliated third parties. We currently contemplate or engage in transactions involving affiliates including the following:

- The Atlantic Coast Cutting Horse Association, a non-profit entity of which Mr Morris is the President, currently rents the civic center for ten rental days annually, and expects to sign a long-term agreement for the use of the proposed arena.

- The National Barrel Horse Association, owned by an affiliate of Mr. Morris, currently rents the civic center for seven rental days annually, and expects to sign a long-term agreement for the use of the proposed arena.

- Mr. Lawrence and Mr. Morris have guaranteed indebtedness of the company for borrowed money and for letters of credit. These two managers expect us to use the proceeds of this offering to pay-off or refinance this debt and letters of credit in a manner that no longer requires their guarantees. If they are called upon to pay on their guarantees, they will become creditors of Augusta Entertainment and will have rights to collect their guarantee payments from the company.

- An entity controlled by Mr. Lawrence has previously operated the Augusta Stallions, an arena football team, in the civic center. This entity still maintains rights to operate the arena football team in the Augusta market, but has no current plans to resume football operations. In the future, this entity or Mr. Lawrence may seek to enter into agreements with respect to the use of the arena for arena football.

- Our Operating Agreement provides no restrictions on members or managers acquiring property located near the proposed arena for personal, investment or business purposes, without first offering the opportunity to Augusta Entertainment. We know of no such proposals currently, but recognize that managers or members may wish to make such acquisitions in the future.

- We retained ScheerGame, an affiliate of Carl Scheer to provide consulting, business planning and marketing services with respect to our business plan for the new arena. As of December 31, 2003, we had incurred $203,405 in services and expenses from ScheerGame, all of which have been paid in cash. In addition, we have committed to issue to ScheerGame for services rendered a 5% ownership interest in Augusta Entertainment, undiluted by the units issued pursuant to this Offering Circular. The agreement also provides for ScheerGame to assist in negotiations with the City and other political bodies and to assist us with the implementation of our business plan. Upon the passage of a public referendum for a special purpose local option sales tax in Augusta that includes an allocation for the construction of the proposed arena and the company entering into a memorandum of understanding with Augusta, Georgia, we will issue to ScheerGame additional membership units to increase their ownership interest to 10%, undiluted by the units issued pursuant to this Offering Circular. We expect to continue to retain ScheerGame in the future to provide extensive management and operational services with respect to the planning, design, construction and management of the proposed arena, in return for fees previously agreed upon. We will pay ScheerGame $150,000 per year to operate the new arena in satisfaction of our obligations to the City under our proposed Arena Operating Agreement. In addition, we will retain ScheerGame to provide services on our behalf under our proposed Development and Construction Agreement for the new arena - we expect that payments for its services and for reimbursements for its expenses will be approximately $1.7 million from July 2004 through April 2007 to be paid from the City's development budget, rather than from funds of Augusta Entertainment.

- Affiliates of Mr. Morris have sold and may continue to sell newspaper or magazine advertisements with respect to our hockey operations, the proposed arena development and operations, or this offering. Rates charged will be no greater than the usual and customary rates charged by these publications.

- In 2003, Mr. Lawrence transferred miscellaneous personal property used in our hockey operations as a capital contribution. This property was valued by the two founding members at $35,000 and Mr. Lawrence received credit for a $35,000 capital contribution.

- The current members, the individuals named as proposed managers, and/or their affiliates may subscribe for and purchase membership units offered in this Offering Circular. We may accept or reject subscriptions from such persons in preference to subscriptions from others in our absolute discretion.

Georgia Code section 14-11-307 shall govern any transaction that may give rise to conflicts of interest for members or managers of the company, with the following general effects. A member's or manager's conflicting interest transaction may not be enjoined, set aside, or give rise to an award of damages or other sanctions on the ground of a conflicting interest in the transaction, if:

(1) The transaction, judged in the circumstances at the time of commitment, is established to have been fair to the limited liability company; or

(2) The transaction received the approval of a majority of the disinterested members or managers who expressed approval or disapproval of the transaction, after disclosure to them (to the extent the information was not known by them) of the conflict.

Description of membership units

The following summary sets forth the material terms and provisions of the limited liability company membership units of Augusta Entertainment offered in this Offering Circular. This summary is qualified in its entirety by reference to the terms and provisions of our Operating Agreement, which is attached as Appendix A.

Membership units

We are offering 2,400 limited liability company membership units for an issue price of $1,000 per unit. Only whole units will be issued - no fractional interests will be sold. We have a single class of membership units, each unit representing a pro rata share of our equity. Ownership of a membership unit will be evidenced by book entry in the company's Member Interests Register, which shall be the official record of the members. We will not recognize anyone as a member for any purpose unless and until that person is listed on the Member Interests Register. The managers have the authority, but do not currently intend, to issue Membership Certificates evidencing ownership of the units.

Augusta Entertainment, LLC currently has two founding members, each of which owns 50% of the membership interests of the company. Upon consummation of this offering, the members will adopt the Operating Agreement attached as Appendix A, and will classify their interests as 300 membership units - 150 units owned by each of Frank Lawrence and Shivers Hockey Investment, LLC. In addition, we have committed to issue to ScheerGame Sports Development, LLC membership interests representing a 5% ownership interest (up to 142 units if all units offered are sold). ScheerGame will also be entitled to additional units increasing its ownership percentage to 10% (up to 158 units if all units offered are sold), upon successful passage of the SPLOST referendum and our reaching suitable agreements with Augusta for the development and management of a new arena. Thus, if all units are issued, the membership units offered in this Offering Circular will represent 84% of the outstanding units at closing, and will represent 80% of the equity interests if ScheerGame receives the additional 158 units upon passage of the SPLOST referendum. However, no units will be sold unless Subscription Agreements for at least 1,500 units have been tendered and accepted by Augusta Entertainment.

Escrow agreement and redemption

All offering proceeds will be held by SouthTrust Bank as escrow agent until we reach agreement on a memorandum of understanding with the City for us to design, construct and manage the proposed arena. If our managers determine that we will not be able to reach such an agreement, then the funds held in escrow will be used to redeem the membership units sold in this offering at their issue price of $1,000 per unit, plus any net earnings of the escrow fund after payment of fees and expenses related to the escrow arrangement. The escrow agent will deliver the offering proceeds to us for our unrestricted use when our managers deliver a notice to the escrow agent stating that we have reached agreement with Augusta, Georgia, on a satisfactory memorandum of understanding for the company to design, construct and manage the proposed Arena. The determination of whether a memorandum of understanding is "satisfactory" or whether the company will be able to reach an agreement shall be made by the managers in their sole and absolute discretion. The managers may determine that a memorandum of understanding is satisfactory even if the terms are substantially different from our proposal to the City as described under the heading "Business - The proposed arena". After we reach agreement on a satisfactory memorandum of understanding, you will not be entitled to a redemption or other return of your funds, even if the arena project fails for any other reason, such as failure of the voters of Augusta to approve the SPLOST referendum. The form of Escrow Agreement is included as Appendix B to this Offering Circular.

The company has no right to redeem membership units without the member's consent, except as described in the previous paragraph in the event the offering proceeds held in escrow are used to redeem units sold in this offering. You will have no right to demand a return of the funds paid to the escrow agent or for the company to redeem your membership units. You will have no right to withdraw as a member and receive any payment or other distribution with respect to your units.

Voting

Members will have the right to elect managers, who have broad authority to manage the business and affairs of the company - members who are not also managers have no authority to manage the business. Managers need not be members. Effective upon the first issue of units offered in this Offering Circular, we will have six managers. The number of managers may be increased or decreased by action of the managers, but any reduction in the number of managers will not shorten the term of any manager then in office. The number of managers shall not be less than six nor more than eleven.

Managers generally serve for staggered three year terms. Upon consummation of this offering, we will have six managers already in office, two of whose terms expire on December 31 of each of 2005, 2006 and 2007. When a manager's term expires, members have the right to elect a manager to fill that position for a three year term - approximately one-third of the managers will be elected each year beginning in December 2005. If the managers increase the number of managers, the managers will appoint the individuals to fill such positions to serve until the next election of managers by the members. The managers shall also designate the length of the initial term of such position following the first election by the members which shall be done so as to preserve the staggered term system for managers in as nearly an equal pattern as possible. The initial managers will be Frank Lawrence, William S. Morris III, Carl Scheer, Paul S. Simon, Larry E. Sconyers, and James L. Kendrick.

Managers shall be elected in December of each year by a plurality vote of the units of the members, with each unit having one vote, by a ballot sent or electronically transmitted to all of the members, which ballot to be effectively cast must be marked and returned to the company on or before a date specified by the managers. To be a valid election, at least 50% of the units in the company must be voted in such election. The managers elected in any election shall be the number of candidates for which positions are open receiving the highest number of votes in units, even if such number is not a majority in units of the votes cast. The managers shall nominate the candidates for the positions of manager and any other person may be nominated for the position of manager by a petition signed by members owning a combined total number of units at least equal to five percent (5%) of the total number of units of the company which must be delivered to the Operating Manager/CEO not later than November 10th of the year in which the election will be held.

The Operating Manager/CEO shall be elected by the managers and shall serve at the pleasure of the managers. Such officer is the chief executive and operating officer of the company responsible for the general overall supervision of the business and affairs of the company. The Operating Manager/CEO, or if that officer is not present, then the appointee of the Operating Manager/CEO, presides at every meeting of the members. The managers may also designate other individuals to exercise such other offices, with such responsibilities, as the managers deem appropriate for the company. A person need not be a member or manager to be selected as an officer. The managers may also appoint and delegate authority to an executive committee or other committees of the managers, to have such authority as the managers may approve.

An annual meeting of the members will be held on the fourth Tuesday of March (or of the third month following the end of our fiscal year in the event we change our fiscal year from a December year end). If for any reason the annual meeting is not held on such day, it shall be held on another date designated by the managers. At an annual meeting of the members, any matter relating to the affairs of the company, whether or not stated in the notice of the meeting, may be brought up for action, except matters which the law requires to be stated in the notice of the meeting. Special meetings of members may be called by any officer or by holders of 25% of the membership units. Such a call for a special meeting must state the purpose of the meeting. Notice of the annual meeting or a special meeting shall be given to the members at least five (5) days prior to the meeting.

The presence at a meeting of members holding of record at least 50% of the total units in the company shall constitute a quorum. Members may participate in any meeting by proxy. Action required or permitted to be taken by the members may be taken without a meeting if the action is taken by persons who would be entitled to vote not less than the minimum number of votes that would be necessary to authorize or take action.

Extraordinary company matters, such as liquidation, dissolution, sale of substantially all of the company's assets, or amendment of the company's Articles of Organization or Operating Agreement, require the vote of members holding at least a majority of the units. When voting on other matters, the vote of the holders of a majority of the units which are present and voting on the matter shall be required. Each unit is entitled to one vote.

Distributions

Holders of membership units shall be entitled to their pro rata share of all distributions, if any, that may from time to time be declared by the managers in their discretion, or upon liquidation. We do not expect to make distributions unless and until we reach agreement with the City and receive substantial fees with respect to the design, construction and management of the proposed new arena. Members have no rights to demand distributions or to receive payment with respect to their units.

Capital calls, liabilities

If our managers determine that we need additional capital, we may sell additional membership units. Each member shall have the preemptive right to purchase, in the proportionate amounts equal to such member's percentage interest, any additional units which may be issued. Members will not be required to contribute additional capital or to purchase additional units, although failure to make such purchase will dilute such members' percentage ownership. Preemptive rights will not apply to the sale of the units offered in this Offering Circular, or the up to 300 units reserved for issuance to ScheerGame.

Whenever a potential insolvency situation exists, the members have the right, but no duty, to lend funds to the company, in such proportions and amounts as the members or any of them may then agree upon. If some or all of the members collectively desire to lend more funds than are necessary to cover the potential insolvency situation, the company will accept loans from members in proportion to their respective interest percentages. All funds lent by members to the company to deal with the potential insolvency situation are to be repaid by the company, together with debt interest on the amounts lent, computed at the prime interest rate charged by SouthTrust Bank or such other financial institution as the managers shall designate, during the period these loans remain outstanding but not more than the maximum rate permitted to be charged individuals under Georgia law as applicable to the circumstances, without compounding. Repayment by the company of any loans made by members (including loans created by the payment on guarantees of company obligations) are to be treated as a priority over the payment of any distributions by the company to any member, unless the member making such loan shall otherwise agree.

In all events, no manager, officer, agent or member of the company is personally liable for repayment of such loans or any other liability of the company.

Indemnification

The company will indemnify any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with any action, suit or proceeding against such person by reason of the fact that the person is or was a member, manager, officer, employee or agent of the company, if the managers determine that the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not in itself create a presumption that the person did or did not (i) act in good faith and in a manner which the person reasonably believed to be in the best interest of the company, and (ii) with respect to any criminal action or proceeding, have reasonable cause to believe that the conduct was unlawful. The managers are authorized to purchase managers and officers liability insurance coverage to protect the company, its managers and officers.

Transfer of membership units

The units are subject to restrictions on transfer. For more details, see "-Transfer restrictions and procedures." The units will not be listed on any securities exchange and will not be readily tradable on any securities exchange or other established market. Accordingly, you may be required to bear the financial risks of investing in the units for an indefinite period of time. Furthermore, members will have no right to withdraw from the company and receive payment for their membership units.

Transfer restrictions and procedures

You may transfer membership units only in transactions exempt from registration under applicable securities laws. The units have not been registered under the Securities Act of 1933 or the securities laws of the State of Georgia or any other place. The units will not be listed on any securities exchange and will not be readily tradable on any securities exchange or other established market. Accordingly, you may be required to bear the financial risks of investing in the units for an indefinite period of time.

Membership units may not be offered, sold or otherwise transferred except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or any other applicable securities laws, and in each case in compliance with the conditions of transfer set forth below. You will be required to deliver an opinion of counsel satisfactory to the managers that any transfer is not subject to the registration requirements of the Securities Act or any other applicable securities laws.

Generally, assuming compliance with all applicable securities laws, membership units, may be transferred to anyone who agrees that they will not own an interest in another professional hockey team in a league other than the ECHL that plays its home games within 50 miles of Augusta, Georgia. Any member may assign, sell or otherwise transfer membership units without the consent of the managers, provided that:

(1) disposition is not made to any person who is incompetent or has not attained the age of majority, or to any person not lawfully empowered to own such interest;

(2) the member who makes the disposition and the person receiving the disposition will execute and deliver to the managers all instruments necessary in connection with the disposition as are in a form satisfactory to the managers; and

3) a disposition is not effective if it would result in either a violation of any federal or state securities law (and the transferor will be required to deliver an opinion of counsel satisfactory to the managers that the transfer does not violate any of these laws).

An assignee of a unit shall become a substituted member with respect to that unit only when and if such assignee:

(1) executes and delivers to the managers all instruments necessary in connection with the admission of a person as a substituted member as are in a form satisfactory to the managers;

(2) assumes all obligations of his predecessor in interest as a member that may exist; and

(3) pays for all expenses incurred by the company in connection with that person's recognition as a substituted member.

If an assignee is not substituted as a new member, he will be entitled to economic rights such as distributions with respect to the transferred units, but will not enjoy all of the other rights and duties incident to the units (such as voting rights).

Records of ownership of membership units will be maintained in book-entry form on the books and records of Augusta Entertainment, in the form of a Member Interests Register. To be recognized as a member for any purpose, such as for distributions, voting or notices of meetings, a person must appear on the Member Interests Register. We do not have current plans to issue certificates of membership; but in the event that we do, membership units may be transferred only by surrender of the membership certificate.

Certain U.S. federal tax considerations

The following summary describes the material U.S. federal income and estate tax consequences of the ownership of our membership units (which will be treated in the same manner as membership units of a regular Subchapter C corporation) as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes. Except where noted, this discussion deals only with membership units held as a capital asset and does not deal with special situations, such as:

- tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax exempt entities or insurance companies;

- tax consequences to persons holding our membership units as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

- tax consequences to Non-U.S. Holders (as defined below);

- tax consequences to U.S. Holders (as defined below) of our membership units whose "functional currency" is not the U.S. dollar;

- alternative minimum tax consequences, if any; or

- any state, local or foreign tax consequences.

Special rules may apply to certain Non-U.S. Holders, such as U.S. expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Such holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

Persons considering the purchase, ownership or disposition of our membership units should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership holds our membership units, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our membership units should consult their tax advisors.

As used herein, a "U.S. Holder" of our membership units means a beneficial owner that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or entity taxable as a corporation created or organized in or under the laws of the

United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. As used herein, a "Non-U.S. Holder" of our membership units means a beneficial owner (other than a partnership) that is not a U.S. Holder.

U.S. Holders

Dividends

In the event that we pay distributions or dividends, the gross amount of dividends paid on our membership units will be treated as dividend income for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that the amount of any dividend exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the membership units (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a holder on a subsequent disposition of the membership units), and the balance in excess of adjusted tax basis will be taxed as capital gain recognized on a sale or exchange. See "—U.S. Holders — Gain or Loss on Disposition of Membership units."

With respect to a U.S. Holder who is an individual, dividends received by such holder prior to January 1, 2009 generally will be subject to reduced rates of taxation. However, individuals that fail to satisfy a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. Furthermore, if you are a corporation, you may be entitled, subject to holding period and other requirements, to the dividends-received deduction under the Code. Prospective purchasers should consult their tax advisors regarding eligibility for reduced rates on dividends and the dividends-received deduction.

Gain or loss on disposition of membership units

A U.S. Holder will recognize gain or loss on a sale or other disposition of our membership units equal to the difference between the amount realized upon the disposition and such holder's adjusted tax basis in the membership units. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

In general, information reporting requirements will apply to dividends paid on our membership units or to the proceeds received on the sale or other disposition of our membership units by U.S. Holders other than certain exempt recipients (such as corporations), and a backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

AUGUSTA ENTERTAINMENT, LLC

Contents

AUGUSTA ENTERTAINMENT, LLC
BALANCE SHEET
UNAUDITED
As of December 31, 2003

ASSETS	
CURRENT ASSETS	
Cash	$ 29,158
Accounts receivable - net of allowance for uncollectable amounts of $24,818	144,816
Total current assets	173,974
PROPERTY AND EQUIPMENT, Net	156,444
INTANGIBLE ASSETS	1,306,773
	$ 1,637,191
LIABILITIES AND MEMBERS' DEFICIT	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 169,973
Deferred revenue	481,198
Amounts payable to related party	150,000
Notes payable	1,275,000
Total current liabilities	2,076,171
COMMITMENTS AND CONTINGENCIES (NOTE 6)	
MEMBERS' DEFICIT	(438,980)
	$ 1,637,191

The accompanying notes are an integral part of this financial statement.

AUGUSTA ENTERTAINMENT, LLC
STATEMENT OF OPERATIONS
UNAUDITED
From August 14, 2003 (Inception) to December 31, 2003

REVENUE	
Ticket sales	$ 225,329
Sponsorships	224,672
Other	7,308
	457,309
OPERATING EXPENSES	
Player expenses	336,768
Personnel cost (non-player)	154,926
Marketing and broadcasting	150,664
Arena lease and fees	37,974
Administrative	88,431
	768,763
Net loss from operations	(311,454)
OTHER EXPENSES	
Interest	12,527
Start-up costs	353,404
	365,931
Net loss	**$ (677,385)**

The accompanying notes are an integral part of this financial statement.

0C074

AUGUSTA ENTERTAINMENT, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
UNAUDITED
From August 14, 2003 (Inception) to December 31, 2003

	Members' Capital Contributions	Accumulated Deficit	Total Members' Equity (Deficit)
BALANCE AT INCEPTION	$ -	$ -	$ -
Equipment, furniture and fixtures contributed by member	35,000	-	35,000
Business plan expenses paid by members	203,405	-	203,405
Net loss	-	(677,385)	(677,385)
BALANCE AT DECEMBER 31, 2003	$ 238,405	$ (677,385)	$ (438,980)

Supplemental members' equity information:

An undiluted 5% ownership interest will be awarded to ScheerGame Sports Development, LLC. See Note 7 - *Related Parties*.

The accompanying notes are an integral part of this financial statement.

AUGUSTA ENTERTAINMENT, LLC
STATEMENT OF CASH FLOWS
UNAUDITED
From August 14, 2003 (Inception) to December 31, 2003

OPERATING ACTIVITIES	
Net loss	$ (677,385)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	9,583
Changes in deferred and accrued amounts:	
Accounts receivable	282,721
Accounts payable and accrued expenses	169,973
Deferred revenue	(244,970)
Amounts payable to related party	150,000
Net cash used in operating activities	(310,078)
INVESTING ACTIVITIES	
Business acquisition	(1,093,567)
Purchase of property and equipment	(45,602)
Net cash used in investing activities	(1,139,169)
FINANCING ACTIVITIES	
Proceeds from members' capital contributions	203,405
Proceeds from short-term notes payable	1,275,000
Net cash provided by financing activities	1,478,405
Net increase in cash	29,158
CASH, BEGINNING OF PERIOD	-
CASH, END OF PERIOD	**$ 29,158**

Supplemental cash flow information:

Equipment, furniture and fixtures contributed by member	**$ 35,000**
Cash paid for interest	**$ 12,527**

The accompanying notes are an integral part of this financial statement.

NOTE 1 – SUMMARY OF SIGNIFICANT BUSINESS ACTIVITIES AND ACCOUNTING POLICIES

Business activities

Augusta Entertainment, LLC (the "Company"), is a Georgia limited liability company, organized in August, 2003. Effective August 14, 2003, the Company acquired the Augusta Lynx, a minor league hockey team of the East Coast Hockey League. See Note 8 – *Business Acquisition.*

In 2003, the Company's members entered into preliminary negotiations with Augusta, Georgia, a consolidated government and political subdivision of the State of Georgia, and the Company developed plans for the construction of a 12,000 seat arena on behalf of Augusta, Georgia. The proposed plans for the arena contemplate funding for the project to be raised in part through special local option sales taxes and in part through tax and revenue bonds. The proposed plans also contemplate Augusta, Georgia entering into an arrangement with the Company to operate the arena. The Company has also entered into preliminary negotiations with ScheerGame Sports Development, LLC ("SheerGame") to assist with the development and operation of the proposed arena.

The Company plans to offer, through a private placement offering, membership units at an offering price of $1,000. The Company's membership units have not been registered under the Securities Act of 1933. The Company is offering 2,400 membership units to raise up to $2,400,000 in capital. No membership units will be sold unless subscription agreements for at least 1,500 units have been accepted by the Company. Membership interests existing at the time the private placement offering is closed will be converted to units based on the capital contributed by the Members at the time of conversion at $1,000 per unit.

Going concern

The accompanying financial statements of Augusta Entertainment, LLC have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements of Augusta Lynx, Inc. (the former owners of the Augusta Lynx hockey team), the business acquired by the Company has experienced losses from operations and has experienced significant declines in ticket and sponsorship revenues. The Company's proposed plans for the 12,000 seat arena are preliminary in nature. These plans contemplate obtaining funding for construction of the proposed project through special local option sales taxes and through certain revenue and tax bonds. Obtaining such funding is contingent on the approval of the Commissioners of Augusta, Georgia and the passage of a public referendum for the special local option sales tax by the voting population of Augusta-Richmond County. There can be no guarantee that the proposed plans will be consummated or that the Company's operations will become profitable.

Operating agreement information

The Company is organized and governed by an operating agreement dated August 2003. The agreement establishes limitations and restrictions on transfer, voting and other rights of members.

The Company's operating manager, an officer designated by the members, has the authority to direct and supervise the operations of the Company. Certain actions, however, require the majority approval of the members, including the following:

a) Alterations, amendments or restatements of the Company's Articles of Organization or Operating Agreement.
b) Mergers, acquisitions or consolidations with other business entities

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT BUSINESS ACTIVITIES AND ACCOUNTING POLICIES, Continued

Operating agreement information, continued

c) Contributions or other increases, reductions, conversions or consolidations of the Company's capital
d) The sale, lease, exchange or disposition of substantially all of the Company's business
e) The authorization or recognition of any transfer, as defined in the agreement, of ownership interest by members.

The liability of the Company's members and managers is limited under the Georgia Limited Liability Company Act codified at Chapter 11 of Title 14 of the Official Code of Georgia Annotated.

Basis of presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The financial statements include estimates made by management that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts receivable

Trade receivables are carried at original invoice amount. Management estimates an allowance for doubtful accounts by regularly evaluating individual customer receivables and considering the collectability of balances due based on the customer's financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recognized in income when received.

Property and equipment

Property and equipment are stated at cost. Major renewals or betterments are capitalized, while maintenance and repairs that do not improve or extend the useful lives of the assets are charged to expense as incurred. Depreciation is recorded using the straight-line method over the following estimated useful lives of the assets:

Equipment	5 – 7 years
Furniture and fixtures	5 – 7 years
Leasehold improvements	5 years

Intangible assets

The Company acquired the Augusta Lynx, a minor league hockey team of the East Coast Hockey League (the "ECHL"). See Note 8 – *Business Acquisition*. With this acquisition, the Company acquired a membership in the ECHL, the trademarks of the Augusta Lynx, a website, a non-compete agreement with the former owners of the Augusta Lynx, and certain other intangible assets.

The Company has allocated the purchase price to major classes of assets and liabilities acquired in the business acquisition. The allocation of the total purchase price reflected in the accompanying financial statements is preliminary. The final purchase accounting adjustments to reflect the fair values of the assets acquired, including identifiable intangible assets, and liabilities assumed will be based upon the continued evaluation of the assets acquired and based on appraisals, if determined to be necessary.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT BUSINESS ACTIVITIES AND ACCOUNTING POLICIES, Continued

Asset impairment

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

At December 31, 2003, the Company's estimates for undiscounted cash flows of future periods did not indicate the assets were impaired. Such estimates are based on preliminary negotiations with Augusta, Georgia and assumptions made by management in the development of the estimates, see Note 12 – *Projected Statements of Operations*. There can be no guarantee that the Company's negotiations will be successful, that management's proposed business plan will be successfully implemented, or that the hypothetical assumptions summarized in Note 12 will occur.

Revenue recognition

The Company recognizes sponsorship and season ticket revenue ratably, as regular season games are played.

Advertising costs

The Company expenses advertising costs as they are incurred.

Start-up costs

The Company's start-up costs, which are expensed as incurred, include costs associated with developing a business plan, performing feasibility analysis, performing market analysis, and obtaining professional services for planning, predevelopment and contract negotiation.

Income taxes

The Company's members have elected to be taxed as a partnership. Partnerships are not taxable entities under current provisions of the Internal Revenue Code and the applicable Georgia laws. Accordingly, the Company has not provided for federal or state income taxes in the accompanying financial statements. Each member is, instead, responsible to report its share of the Company's net income or loss and pay applicable income taxes to the taxing authorities.

Recently issued accounting standards

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure", an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Pronouncement Board ("APB") Opinion No. 28, "Interim Financial Reporting", to require disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the financial condition or operating results of the Company.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 will not have a material impact on the financial condition or operating results of the Company.

(Continued)

Recently issued accounting standards, continued

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances.) Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have a material effect on the Company's financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial position or results of operation.

NOTE 2 – PROPERTY AND EQUIPMENT

The Company's property and equipment consist of the following at December 31, 2003:

Equipment	$ 105,900
Furniture and fixtures	22,665
Leasehold improvements	37,462
	166,027
	(9,583)
	$ 156,444

NOTE 3 – NOTES PAYABLE

The Company's notes payable consist of the following at December 31, 2003:

A note payable dated September 16, 2003 with a revolving credit limit of up to $250,000. Interest on the outstanding principal of the note is payable at 3.56% per annum. The note matures on September 1, 2004.	$ 125,000
A note payable dated September 16, 2003 with an original principal of $1,150,000. Interest is payable on the note at 3.56% per annum. Interest only payments are required quarterly. The note matures on September 1, 2004.	1,150,000
	$ 1,275,000

The notes payable are collateralized by substantially all of the Company's assets and personal guarantees of two individuals that, together, own or control a majority interest in the Company.

NOTE 4 – LEAGUE AFFILIATION AGREEMENT

The Company entered into a League Affiliation Agreement with the ECHL (the "League Agreement") to confirm membership rights for the Augusta Lynx, a minor league hockey team, which was acquired by the Company in 2003. See Note 8 – *Business Acquisition*. Under the League Agreement, the Company is granted membership privileges in the ECHL. The Company must comply with the governing documents of the ECHL and may not terminate its membership in the ECHL, without penalty, prior to the term of the League Agreement. The League Agreement term concludes after the 2005-2006 ECHL playing season, as defined in the League Agreement. The Company believes the League Agreement will be renewable with similar terms indefinitely.

NOTE 5 – OPERATING LEASES

The Company leases office space and use of the Augusta-Richmond County Civic Center (the "Civic Center") under an agreement amendment dated September 26, 2003. The agreement provides for monthly lease payments for office space of $250, and for use of the Civic Center at a lease rate per game of the greater of $2,800 or 8% of net ticket sales, not to exceed a maximum rent of $3,300. The agreement, as amended, which is also a licensing agreement to sell advertising within the Civic Center, see Note 6 – *Commitments and Contingencies*, expires in August 2008.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

In September 2003, the Company entered into an amended licensing agreement with the Augusta-Richmond County Coliseum Authority which provides the Company with the exclusive right to sell advertising within the Civic Center for an annual fee as indicated in the following table:

License Period	
October 2003 to September 2004	$ 30,000
October 2004 to September 2005	30,000
October 2005 to September 2006	40,000
October 2006 to September 2007	50,000
October 2007 to September 2008	50,000
	$ 200,000

In September 2003, the Company entered into letter of credit arrangements with a financial institution to (i) have a $150,000 letter of credit issued, that expires in October 2004 but contains annual renewal provisions, for the benefit of the East Coast Hockey League and (ii) have a $46,000 letter of credit issued, that expires in June 2004, for the benefit of a workers compensation insurance provider. The letters of credit are collateralized by the Company's assets and personal guarantees of two individuals that, together, own or control a majority interest in the Company.

At December 31, 2003, the Company had agreements with a related party that provided for compensation to the related party that is, in-part, contingent on the outcome of certain events. The contingent compensation is payable with membership units up to an undiluted ownership interest equal to 10%. See Note 7 – *Related Parties*.

The Company participates in a workers' compensation program with the ECHL whereby the Company is self insured for costs associated with injuries of Augusta Lynx players. ECHL members, including the Company, are also contingently liable for significant injuries of players of other teams in the ECHL that participate in the program. The Company accrues a liability for estimated costs associated with claims incurred in the workers' compensation program when amounts are material and estimable.

The Company entered into a purchase agreement that provides for additional consideration to be paid to the sellers if the Augusta Lynx is relocated to the proposed 12,000 seat arena before October 15, 2007. See Note 8 – *Business Acquisition.*

NOTE 7 – RELATED PARTIES

The Company entered into an agreement with ScheerGame to receive consulting, business planning and marketing services. The agreement, which has not been reduced to writing, provides for ScheerGame to exchange services valued at $450,000 for compensation including $300,000 and an undiluted ownership interest of 5% in the Company. As of December 31, 2003, the Company had incurred $353,404 in services from ScheerGame. At December 31, 2003, the Company had amounts payable to ScheerGame of $150,000. The Company intends to settle the $150,000 payable to ScheerGame with a 5% ownership interest after the Company has completed a private placement offering.

The agreement also provides for ScheerGame to assist the Company in negotiations with the County and other political bodies and to assist the Company with the implementation of its business plan. Upon the passage of a public referendum for a special local option sales tax in Richmond County that includes an allocation for the construction of the proposed 12,000 seat arena and the Company entering into a Memorandum of Understanding with Augusta, Georgia, the Company will award to ScheerGame, as consideration for services rendered, an additional undiluted 5% ownership interest in the Company.

NOTE 8 -BUSINESS ACQUISTION

Effective August 14, 2003, the Company acquired substantially all of the assets associated with the Augusta Lynx, a minor league hockey team of the East Coast Hockey League. The assets included certain receivables, property and equipment, and intangible assets. The Company also assumed certain performance liabilities, recognized as deferred revenues in the accompanying financial statements, for season sponsorship contracts and season ticket passes that were sold as of August 14, 2003 for the 2003 – 2004 season. The capitalized cost of the business acquisition is as follows:

Contractual purchase price – net of settlement amounts	$ 1,045,000
Closing costs	48,567
	$ 1,093,567

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Accounts receivable, net	$ 427,537
Property and equipment	85,425
Intangible assets	1,306,773
Deferred revenue	(726,168)
	$ 1,093,567

The allocation of the total purchase cost reflected in the accompanying financial statements is preliminary. The final purchase accounting adjustments to reflect the fair values of the assets acquired and liabilities assumed will be based upon the continued evaluation of the assets acquired and based on appraisals, if determined to be necessary. A preliminary allocation of the purchase cost has been made to major categories of assets and liabilities in the accompanying unaudited financial statements, and as indicated above, based on our estimates. The actual allocation of the purchase cost and the resulting effect on income may differ from the unaudited amounts included in this filing.

The Company's agreement with the sellers in the business acquisition provides that the Company will pay to the sellers additional consideration of up to $100,000. The additional consideration becomes payable if the Augusta Lynx is relocated to the proposed 12,000 seat arena before October 15, 2007. The amount of the additional consideration that is contingently payable to the sellers is to be pro rated based on the percentage of time between October 1, 2003 and April 30, 2008 that has not elapsed at the time the team is relocated.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company entered into an agreement with a financial institution for an additional line of credit, with a credit limit of $500,000. The line of credit is collateralized by substantially all of the Company's assets and personal guarantees of two individuals that, together, own or control a majority interest in the Company.

NOTE 10 – PRO FORMA FINANCIAL INFORMATION

The accompanying unaudited pro forma financial statements, which are presented as supplementary information in schedules 1 and 2, are not necessarily indicative of the results of operations or cash flows that would have resulted had the business acquisition been consummated at January 1, 2003, nor is it necessarily indicative of the results of operations or cash flows in future periods of the Company. The business acquisition was completed in September 2003, effective as of August 14, 2003.

Under accounting principles generally accepted in the United States of America, the business acquisition, as described in Note 8 – *Business Acquisition*, has been accounted for using the purchase method of accounting and, as such, the assets and liabilities of Augusta Lynx, Inc. that were purchased and assumed have been recorded at their estimated fair values. The allocation of the total purchase cost reflected in the accompanying financial statements is preliminary. The final purchase accounting adjustments to reflect the fair values of the assets acquired and liabilities assumed will be based upon the continued evaluation of the assets acquired and based on appraisals, if determined to be necessary. A preliminary allocation of the purchase cost has been made to major categories of assets and liabilities in the accompanying unaudited financial statements based on our estimates. Accordingly, the adjustments that have been included in the unaudited pro forma financial information may change based upon the final allocation of the total purchase cost. The actual allocation of the purchase cost and the resulting effect on income may differ from the amounts included in this filing.

The unaudited pro forma financial statements are based on the unaudited historical financial statements of Augusta Entertainment, LLC and Augusta Lynx, Inc. under the assumptions and adjustments set forth in the statements and as indicated below. The unaudited pro forma financial statements give effect to the acquisition as if the acquisition occurred on January 1, 2003. The unaudited pro forma financial statements do not give effect to any cost savings that may result from the acquisition.

The unaudited pro forma financial statements and the related notes should be read in conjunction with the historical unaudited financial statements of Augusta Entertainment, LLC for the period from August 14, 2003 (inception) to December 31, 2003 and the unaudited financial statements of Augusta Lynx, Inc. for the period from January 1, 2003 to August 13, 2003 and for the year ended December 31, 2002.

NOTE 11 – FINANCIAL STATEMENTS OF AUGUSTA LYNX, INC.

The accompanying unaudited financial statements of Augusta Lynx, Inc., included as supplementary information in schedules 3, 4 and 5, are the representation of Augusta Lynx, Inc. Augusta Lynx, Inc. has represented that such financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. Augusta Entertainment, LLC makes no representation as to the accuracy of the accompanying financial statements of Augusta Lynx, Inc.

NOTE 12 – PROJECTED STATEMENTS OF OPERATIONS

The accompanying projected statements of operations, included as supplementary information in schedule 6, are based on management's estimates and assumptions. The projections present, to the best of management's knowledge and belief, the expected income if the hypothetical assumptions occur. Accordingly, the projections reflect management's judgements as of March 17, 2004, of the expected conditions and the expected course of action if the hypothetical assumptions occur.

The accompanying projections have been prepared by projecting results on an annual basis for each of the 12 month periods ended April 30, and not on the calendar year, which is the basis by which the accompanying historical financial statements are presented.

(Continued)

NOTE 12 – PROJECTED STATEMENTS OF OPERATIONS, Continued

The accompanying projections incorporate the following significant assumptions:

1. A Memorandum of Understanding with the Augusta, Georgia is executed to include terms substantially consistent with the following:
    a. Augusta, Georgia will enter into an agreement with the Company for the Company to develop and construct on behalf of Augusta, Georgia the proposed 12,000 seat arena (the "proposed arena").
    b. Augusta, Georgia will enter into a thirty year agreement with the Company for the Company to manage and operate the proposed arena and the existing Augusta-Richmond County Civic Center.
    c. Augusta, Georgia will grant to the Company through certain agreements the right to license certain proposed premium seating in the proposed arena, to sell advertising in the proposed arena, to sell concessions in the proposed arena, to enter into leasing arrangements for tenants within the arena, and to operate parking facilities on the site of the proposed arena.
2. The Company successfully raises, through a private placement offering, sufficient capital to repay substantially all of its outstanding debt.
3. The Company converts from a partnership, for income tax purposes, to a corporation defined under subchapter C of the Internal Revenue Code.
4. Financing for development and construction of the proposed arena is approved as follows:
    a. Special local option sales taxes are allocated to the project by Augusta, Georgia and the proposed budget of Augusta, Georgia for the special local option sales tax is approved by the community through a public referendum in July 2004.
    b. Revenue bonds are issued by the Augusta, Georgia to be repaid with proceeds from the hotel and motel tax and with proceeds from alcohol and beverage taxes.
    c. Revenue bonds are issued by Augusta, Georgia to fund the project, such bonds are to be repaid from the operating revenues of the proposed arena that will be owned by Augusta, Georgia.
5. Augusta, Georgia is able to acquire at a reasonable price and in a timely manner the selected location on Gordon Highway in Augusta-Richmond County, and the selected site is suitable for construction of the proposed arena.
6. Construction of the proposed arena begins in November 2004 and the proposed arena is open in October 2006.
7. The Company develops the proposed arena, is compensated with $2,190,000 for developing the proposed arena and no significant construction cost over-runs are experienced that would cause the arena development fee paid to the Company to be reduced.
8. The Company contracts with ScheerGame to oversee the design and construction of the proposed arena, to perform program management services, and pre-opening and management services for the operation of the proposed arena.
9. The Augusta Lynx continue to play in the Augusta-Richmond County Civic Center through the 2005-2006 season, are able to terminate their lease obligation with the Augusta-Richmond County Coliseum Authority without penalty and will commence play in the proposed arena with the 2006-2007 season.
10. The Company reaches a non-compete agreement with Augusta, Georgia and the Augusta-Richmond County Coliseum Authority with respect to the prohibition of events at the existing Civic Center, once the new arena is open that may be competitive with the new arena.
11. The Company enters into a long-term contract to provide concession services in the proposed arena.
12. The Company shares certain operating profits, as defined in the Memorandum of Understanding, of the proposed arena with Augusta, Georgia and the Revenue Bond lender.
13. The type and number of events anticipated to occur at the proposed arena occur and ticket sales to, and attendance at, these events meet our projections.
14. The Augusta Lynx, the Atlantic Coast Cutting Horse Association, and the National Barrel Horse Association each enter into long-term use agreements with the terms co-terminus with that of the Revenue Bonds. And these entities remain in good standing for the term of the long-term use agreements.
15. The concert and family show marketplace continues to recover.

(Continued)

NOTE 12 – PROJECTED STATEMENTS OF OPERATIONS, Continued

16. The premium seating, advertising, and other commercial rights, including but not limited to naming, pouring and founding partnerships, sell at the anticipated levels and pricing.
17. The financial markets maintain the currently favorable interest rate environment and a loan against building revenues can be executed on the terms anticipated.

AUGUSTA ENTERTAINMENT, LLC
PRO FORMA STATEMENT OF OPERATIONS
UNAUDITED
For the year ended December 31, 2003

SCHEDULE 1

	Historical Information				
	Augusta Entertainment, LLC	Augusta Lynx, Inc.	Notes	Pro Forma Adjustments	Pro Forma Amounts
REVENUE					
Ticket sales	$ 225,329	$ 281,666		$ -	$ 506,995
Sponsorships	224,672	165,350		-	390,022
Other	7,308	12,637		-	19,945
	457,309	459,653		-	916,962
OPERATING EXPENSES					
Player expenses	336,768	289,584		-	626,352
Personnel cost (non-player)	154,926	242,360		-	397,286
Marketing and broadcasting	150,664	113,007		-	263,671
Arena lease and fees	37,974	107,503		-	145,477
Administrative	88,431	114,958	[a]	28,749	232,138
	768,763	867,412		28,749	1,664,924
Net loss from operations	(311,454)	(407,759)		(28,749)	(747,962)
OTHER EXPENSE					
Interest	12,527	4,296	[b]	33,285	50,108
Start-up costs	353,404	-		-	353,404
	365,931	4,296		33,285	403,512
Net loss	**$ (677,385)**	**$ (412,055)**		**$ (62,034)**	**$ (1,151,474)**

Pro Forma Notes:

[a] - This adjustment is to increase pro forma administrative expense as a result of the increase in depreciable, long-lived assets.

[b] - This adjustment is to increase pro forma interest expense as a result of the increase in interest bearing debt.

AUGUSTA ENTERTAINMENT, LLC
CONDENSED PRO FORMA STATEMENT OF CASH FLOWS
UNAUDITED
For the year ended December 31, 2003

SCHEDULE 2

	Historical Information				
	Augusta Entertainment, LLC	Augusta Lynx, Inc.	Notes	Pro Forma Adjustments	Pro Forma Amounts
OPERATING ACTIVITIES					
Net loss	$ (677,385)	$ (412,055)	[a]	$ (62,034)	$ (1,151,474)
Adjustment to reconcile net loss to net cash used in operating activities	367,307	24,668	[b]	28,749	420,724
Net cash used in operating activities	(310,078)	(387,387)		(33,285)	(730,750)
INVESTING ACTIVITIES	(1,139,169)	(2,539)		-	(1,141,708)
FINANCING ACTIVITIES	1,478,405	387,481		-	1,865,886
Net increase (decrease) in cash	$ **29,158**	$ **(2,445)**		$ **(33,285)**	$ **(6,572)**

Pro Forma Notes:

[a] - This adjustment is to reflect the net effect of pro forma adjustments made in the pro forma statement of operations.

[b] - This adjustment is to reduce the pro forma net loss in arriving at net cash used in operating activities to offset the pro forma adjustment that increased pro forma depreciation expense.

AUGUSTA ENTERTAINMENT, LLC
BALANCE SHEETS OF AUGUSTA LYNX, INC.
UNAUDITED

SCHEDULE 3

	August 13, 2003	December 31, 2002
ASSETS		
CURRENT ASSETS		
Cash	$ 11,964	$ 14,409
Accounts receivable	427,537	178,769
Other current assets	16,535	26,816
	456,036	219,994
PROPERTY AND EQUIPMENT, Net	69,997	67,458
OTHER ASSETS		
East Coast Hockey League membership	1,500,000	1,500,000
Goodwill, net	73,402	73,402
	1,573,402	1,573,402
	$ 2,099,435	**$ 1,860,854**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 61,970	$ 201,481
Deferred revenue	726,168	323,502
Amounts payable to related parties	577,906	171,365
Notes payable	123,525	142,585
Total current liabilities	1,489,569	838,933
STOCKHOLDERS' EQUITY		
Paid in capital	3,397,920	3,397,920
Accumulated deficit	(2,788,054)	(2,375,999)
	609,866	1,021,921
	$ 2,099,435	**$ 1,860,854**

AUGUSTA ENTERTAINMENT, LLC *SCHEDULE 4*

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT OF

AUGUSTA LYNX, INC.

UNAUDITED

	For the Period from January 1, to August 13, 2003	For the Year Ended December 31, 2002
REVENUE		
Ticket sales	$ 281,666	$ 889,470
Sponsorships	165,350	510,384
Other	12,637	29,734
	459,653	1,429,588
OPERATING EXPENSES		
Player expenses	289,584	723,096
Personnel cost (non-player)	242,360	478,155
Marketing and broadcasting	113,007	194,431
Arena lease and fees	107,503	159,905
Administrative	114,958	258,465
	867,412	1,814,052
Net loss from operations	(407,759)	(384,464)
INTEREST EXPENSE	4,296	4,450
Net loss	(412,055)	(388,914)
ACCUMULATED DEFICIT, BEGINNING OF PERIOD	(2,375,999)	(1,987,085)
ACCUMULATED DEFICIT, END OF PERIOD	**$ (2,788,054)**	**$ (2,375,999)**

AUGUSTA ENTERTAINMENT, LLC

SCHEDULE 5

STATEMENTS OF CASH FLOWS OF AUGUSTA LYNX, INC.

UNAUDITED

	For the Period from January 1, to August 13, 2003	For the Year Ended December 31, 2002
OPERATING ACTIVITIES		
Net loss	$ (412,055)	$ (388,914)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation	-	38,990
Changes in deferred and accrued amounts:		
Accounts receivable	(248,768)	155,452
Other current assets	10,281	11,362
Accounts payable and accrued expenses	(139,511)	108,922
Deferred revenue	402,666	(94,086)
Net cash used in operating activities	(387,387)	(168,274)
INVESTING ACTIVITIES		
Purchase of property and equipment	(2,539)	(261)
FINANCING ACTIVITIES		
Increase in amounts payable to related parties	406,541	167,721
Principal payments on notes payable	(19,060)	(69,645)
Net cash provided by financing activities	387,481	98,076
Net decrease in cash	(2,445)	(70,459)
CASH, BEGINNING OF PERIOD	14,409	84,868
CASH, END OF PERIOD	$ 11,964	$ 14,409

AUGUSTA ENTERTAINMENT, LLC
PROJECTED STATEMENTS OF OPERATIONS
UNAUDITED

SCHEDULE 6

	Projected Periods Based on a Fiscal Year End of April 30th					
	2004-2005	2005-2006	2006-2007	2007-2008	2008-2009	2009-2010
REVENUE						
Concessions	$ -	$ -	$2,066,272	$2,107,597	$2,149,749	$2,192,744
Commissions	-	-	227,000	231,540	236,171	240,894
Arena management	-	-	150,000	150,000	150,000	150,000
Arena operation	-	-	80,856	84,143	87,495	90,914
Arena development	180,000	360,000	1,650,000	-	-	-
Hockey team:						
Tickets	947,500	1,062,500	1,045,602	1,066,514	1,087,844	1,109,601
Premium tickets	-	-	524,600	535,092	545,794	556,710
Sponsorships	540,000	600,000	395,000	402,900	410,958	419,177
Concessions	-	-	134,569	137,260	140,006	142,805
Merchandise	-	-	95,197	97,101	99,043	101,024
Other	26,000	26,000	28,975	29,555	30,146	30,749
	1,693,500	2,048,500	6,398,071	4,841,702	4,937,206	5,034,618
OPERATING EXPENSES						
Concessions	-	-	1,859,645	1,896,837	1,934,774	1,973,470
Commissions	-	-	227,000	231,540	236,171	240,894
Arena management	-	-	150,000	150,000	150,000	150,000
Administrative	75,000	76,500	78,030	79,591	81,183	82,807
Hockey team:						
Player expenses	694,000	726,000	705,000	719,100	733,482	748,152
Personnel cost (non-player)	541,314	588,500	635,500	648,210	661,174	674,398
Marketing and broadcasting	206,000	206,000	200,000	204,000	208,080	212,242
Arena lease and fees	181,300	181,300	238,224	242,988	247,848	252,805
Administrative	189,378	196,467	205,000	209,100	213,282	217,547
Merchandise	-	-	71,398	72,826	74,282	75,768
	1,886,992	1,974,767	4,369,797	4,454,192	4,540,276	4,628,083
Net (loss) income from operations	(193,492)	73,733	2,028,274	387,510	396,930	406,535
INCOME TAX BENEFIT (EXPENSE)	77,397	(29,493)	(811,310)	(155,004)	(158,772)	(162,614)
Net (loss) income	**$ (116,095)**	**$ 44,240**	**$1,216,964**	**$ 232,506**	**$ 238,158**	**$ 243,921**

APPENDIX A
AMENDED AND RESTATED OPERATING AGREEMENT
OF
AUGUSTA ENTERTAINMENT, LLC

THIS AGREEMENT IS MADE by the persons identified below in Section 2.6, Schedule B and Schedule C of this Agreement and Augusta Entertainment, LLC (hereafter the "Company") all of whom are collectively referred to as the "Parties";

WHEREAS, Augusta Entertainment, LLC is a limited liability company organized under the Georgia Limited Liability Company Act;

WHEREAS, the Company proposed to offer and sell additional interests that will substantially increase the number of members of the Company and necessitate a reorganization of a number of aspects of its operation to date;

WHEREAS, the Parties to this Agreement desire to amend and restate the Operating Agreement for the Company to make provision for the harmonious operation of the Company;

WHEREAS, the Parties desire to make provision for the obligations of each of the Parties with respect to the Company;

NOW, THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants herein contained, each of the parties hereto hereby covenants and agrees with the others as follows:

ARTICLE ONE
PRINCIPLES OF INTERPRETATION

Paragraph 1.1. Definitions. The following terms and expressions have, for all purposes of this Agreement, the meaning set forth below:

(a) "Accounting Period" refers to: (i) the fiscal year of the Company, which currently is a calendar year, and (ii) any other period for which a separate accounting is appropriate.

(b) "Act" refers to the Georgia Limited Liability Company Act codified at Chapter 11 of Title 14 of the Official Code of Georgia Annotated as it exists on the date of the execution of this Agreement, or as subsequently amended from time to time. As used in this agreement, any section of the Act (or a section codified in Chapter 11 of Title 14 of the Official Code of Georgia Annotated) is referred to as the "Act section."

(c) "Agreement" means this Agreement, as amended from time to time.

(d) "Arena" means a new multipurpose sports and entertainment arena to be built in Augusta, Georgia.

(e) "Capacity" refers to the status of a Member as either a Member or as a Manager.

(f) "Code" refers to the Official Code of Georgia Annotated and any reference to a section of the Code is referred to as the "Code section."

(g) "Company" means this limited liability company.

(h) "Individual Member" refers to those Members who are parties to this Agreement, other than the Company itself, who are Members of Augusta Entertainment, LLC, that is, the individuals specified in Section 2.6, Schedule B and Schedule C of this Agreement.

(i) "Interests" means the ownership interests of the respective Members in the Company. A Member's Interests shall be expressed as a number of Units.

(j) "Manager" means those persons selected to act as Managers of the Company, acting in that capacity only.

(k) "Member" refers to any person or entity having an interest in the company, acting in that capacity only.

(l) "Officer" refers to persons exercising the duties of any office of the Company, whether or not designated or elected as such, and includes the Managers of the Company.

(m) "Party" refers to any one party to this Agreement, as identified in Section 2.6, Schedule B and Schedule C of this Agreement, and "parties" refers to all of them collectively.

(n) "Percentage Interest" means a Member's Interest in the Company as determined by dividing the Units owned by such Member by the total number of Units then outstanding as reflected on the Company's books and records.

(o) "Person" includes individuals, individuals acting in a fiduciary capacity, corporations, limited partnerships, limited liability companies, general partnerships, joint stock companies, joint ventures, associations, companies, trusts or other organizations, whether or not they are recognized as separate legal entities.

(p) "Schedule of Membership Interests" refers to a schedule attached to this Agreement, as it may be amended from time to time, and that is incorporated into this Agreement by this reference as if it were completely set out within this Agreement, setting forth the respective Units owned by each Member in the Company.

(q) "Spouse" includes a former or deceased spouse of an individual Member or the estate, heirs at law or the beneficiaries under a will or trust of such spouse of an individual Member.

(r) "Unit" means a fractional undivided share of the Interests of all Members in the Company issued pursuant to the terms and conditions of this agreement, as amended.

Paragraph 1.2. Number and Gender. Words importing the singular include the plural and vice versa. Words in any gender (whether male, female, or neuter) are deemed to include words in the other genders wherever the context requires.

Paragraph 1.3. Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of and between the parties.

Paragraph 1.4. Headings. The Regulation, Paragraph and Subparagraph headings are (a) for reference purposes only for the convenience of the reader; (b) in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provisions of this Agreement; (c) not intended to be full or accurate descriptions of the content of such Regulation, Paragraph, or Subparagraph; and (d) not to be considered in the interpretation of this Agreement.

Paragraph 1.5. Applicable Law. For any and all purposes, this Agreement is governed by and construed in accordance with the laws of the State of Georgia and the United States of America which apply to it, including in particular, the provisions of the Georgia Limited Liability Company Act, codified at O.C.G.A. § 14-11-100 et seq. Any action brought to enforce or construe this Agreement is to be brought in a federal or state court of appropriate jurisdiction which resides in Richmond County, Georgia.

Paragraph 1.6. Currency. Any dollar amount referred to in this Agreement and all payments to be made under this Agreement are to be in the lawful money of the United States of America.

Paragraph 1.7. Interpretation of Conflicting Provisions. If any conflict appears between the Articles of Organization of the Company or this Agreement, or the Act, the provisions of the Act govern the Articles of Organization or this Agreement, and the Articles of Organization govern this Agreement. Any such conflict is to be promptly resolved by the adoption of an amendment either to the appropriate provision of the Articles of Organization, or to the appropriate provision of this Agreement.

ARTICLE TWO
GENERAL PRINCIPLES

Paragraph 2.1. Organizational Documents. This Agreement, along with the Articles of Organization of Augusta Entertainment, LLC constitute the principal organizational documents of Augusta Entertainment, LLC, a Georgia limited liability company. As part of the organization of the Company, Articles of Organization for Augusta Entertainment, LLC were filed on August 15, 2003 in the Office of the Secretary of State of Georgia. This Agreement amends, restates and supercedes the original Limited Liability Company Operational Agreement that was entered into by Frank J. Lawrence and Shivers Hockey Investment, LLC. An original, executed copy of this Agreement and any and all amendments to this Agreement, and any notices under this Agreement are to be maintained as part of the records of the Company.

Paragraph 2.2. Objective of Agreement. This Agreement constitutes the agreement for the regulation and management of Augusta Entertainment, LLC, as authorized by the Act. This Agreement is adopted in order to fulfill the objectives of the Company as stated in the Articles of Organization and Act section 201, and to exercise the powers conferred upon the Company under the articles of organization and Act section 202. The parties desire to set out more fully in this Agreement, the purposes of the Company, the relationships among the Members, and other matters.

Paragraph 2.3. Implementation of Agreement. The Members agree to cause such meetings of the Company to be held, resolutions passed, regulations enacted, agreements and other documents signed and things performed or done as may be required to implement the arrangements specified in this Agreement in connection with the affairs of the Company.

Paragraph 2.4. Name. The name of the Company is "Augusta Entertainment, LLC" The Company's business may be conducted under other names chosen by the Officers, Managers or the Members as trade names, and in addition, the Officers, Managers or the Members may change the name of the Company, in accordance with the Act, whenever, in their judgment such a change in the name of the Company is appropriate.

Paragraph 2.5. Scope of Business Activity of Company. The business of the Company is to acquire, own, operate, dispose of and otherwise deal in all respects with the Augusta Lynx hockey team; to negotiate, enter into and perform such contracts, agreements and memorandums of understanding necessary or desirable for the development, planning, design, construction and operation of the Arena; to engage in the concession business or to broker concession contracts; to engage in any other business or activity permitted under the Act; and to engage in such other activity related to these activities as may be necessary, advisable or convenient to the promotion or conduct of the business of the Company.

Paragraph 2.6. Identification of All Parties to Agreement. This Agreement is made by the following persons who are parties to this Agreement:

Frank J. Lawrence, Shivers Hockey Investment, LLC, a Georgia limited liability company, and ScheerGame Development, LLC, a South Carolina limited liability company who are signatories of this Agreement and those, other Members listed in Schedule B and C attached hereto, who are not signatories to this Agreement but who by the payment for the Interest purchased consent to be a party to this Agreement without being a signatory to it and upon acquisition of an Interest in the Company as such, are Members of the Company.

Paragraph 2.7. Additional Parties. Additional persons may accede to and be added as parties to this Agreement as Members of the Company in accordance with this Agreement, the Articles of Organization and the Act. A person acquiring Interests directly from the Company is admitted as a Member at the time of making payment for the Interest and receiving the transfer of the Interest without any approvals by the Members or the signing of any amendment to this Agreement other than a consent to be listed on Schedules B and C hereof unless such admission requires some other modification to this Agreement, in which case, the execution of an amendment to this Agreement is required, that states the modification to all pertinent provisions in this Agreement relevant to the addition of such person, signed by the person or persons to be added, and by the Operating Manager/CEO on behalf of the Company.

Paragraph 2.8. Entire Agreement. This Agreement constitutes the sole understanding of the Parties with respect to its subject matter. No amendment, modification or alteration of the terms or provisions of this Agreement is binding unless the persons who then hold a majority of the Interests sign and execute the change in writing, and deliver the writing to that Officer of the Company responsible for maintaining the records of the Company.

Paragraph 2.9. Parties Bound by Agreement; Successors and Assigns. The terms, conditions and obligations of this Agreement inure to the benefit of and are binding upon the parties to this Agreement and their respective successors, assigns, heirs and legal representatives

Paragraph 2.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which, for all purposes, is deemed to be an original and all of which constitute the same instrument. The signature of any party to any counterpart is deemed to be a signature to, and may be appended to, any other counterpart.

Paragraph 2.11. Time. Time is of the essence in this Agreement.

Paragraph 2.12. Term of Company Existence. The Company will exist until the date of its dissolution in accordance with the Articles of Organization, this Agreement or the Act.

Paragraph 2.13. Severability. Every provision of this Agreement is intended to be severable. If any term or provision of this Agreement is illegal, invalid, or unenforceable for any reason whatsoever, such illegality, invalidity or unenforceability does not affect the validity of the remainder of this Agreement.

Paragraph 2.14. Effective Date. This Agreement is dated _______________ ____, 2004, and is effective as of ____________________ _____, 2004.

Paragraph 2.15. Appendices. The following listed appendices to this Agreement form an integral part of this Agreement and are accepted as part of this Agreement by all of the Parties:

Schedule A # Articles of Organization of Augusta Entertainment, LLC as of the date of this Agreement.

Schedule B # List of Members and address of record of each.

Schedule C # List of Members and the number of Units owned by each.

ARTICLE THREE
COMPANY OFFICES

Paragraph 3.1. Principal and Other Offices. The principal office for the transaction of business of the Company is to be located at such place as may be fixed from time to time by the Managers. Branch offices and places of business may be established at any time by the Managers at any place or places where the Company is qualified to do business, whether within or outside the State of Georgia.

Paragraph 3.2. Registered Office and Agent. The Company will designate a registered agent and registered office for service of legal process; these designations are to be filed with the Georgia Secretary of State as required by the Act. These designations may be changed at any time. In the event the Company fails to make a designation, or a registered agent resigns without a new designation of a registered agent and office, then the person who functions as the Operating Manager/CEO of the Company, and that officer's business address, are to be filed with the Georgia Secretary of State as the registered agent and office of the Company until the Company makes some other affirmative designation.

ARTICLE FOUR
MEMBERS: RIGHTS, POWERS AND LIMITATIONS

Paragraph 4.1. Rights, Powers and Limitations of Members. Members are entitled to the rights and powers, and subject to the limitations provided by the Act, the Articles of Organization, and this Agreement.

Paragraph 4.2. Acts Requiring Member Action. Unless otherwise provided in this Agreement, the following actions shall not be taken unless those Members holding at least a majority of the Units consent in writing, or by vote at a meeting of the Members:

(a) Alterations or Amendments of Articles of Organization or this Agreement. Alteration, amendment, repeal or restatement of the Articles of the Organization and this Agreement except for amendments to implement actions provided for elsewhere in this Agreement

(b) Merger. Merger, acquisition or consolidation of the Company into any other business entity.

(c) Additional Offerings. The offering and sale of additional Units in the Company unless each existing Member is given preemptive rights to purchase that percentage of the offering equal to that particular Member's Percentage Interest in the Company prior to such offering; provided further that the approval by Members shall not be required for the issuance of the initial 3000 Units being the 150 Units issued to Frank J. Lawrence, the 150 Units issued to Shivers Hockey Investment, LLC, the 300 Units issued or to be issued to ScheerGame Development, LLC and the 2400 units offered pursuant to an Offering Circular dated ________________, 2004 or any amendments thereto.

(d) No Change in Capital Structure. Except as necessary in connection with any additional offering of Units, any increase, reduction, conversion, subdivision or consolidation of the capital of the Company.

(e) Rights and Options. Except as necessary in connection with any additional offering, any agreement or any offer or any grant of a right capable of becoming an agreement to allot or issue additional interests in the Company.

(f) Sale of Assets. The sale, lease, exchange or disposition of all or substantially all of the Company's assets.

Paragraph 4.3. No Required Additional Capital Call. The Company shall not, without the prior written consent of the Members to be subject thereto, make a call for additional capital on such Members.

ARTICLE FIVE
MEETINGS OF MEMBERS

Paragraph 5.1. Procedure Rules at Meetings. It is understood that in the transaction of business, the meetings of the Company, including meetings of its Managers, Officers, or Members and any committees, may be conducted with informality whenever appropriate; however, this informality does not apply to procedural requirements required in the Articles of Organization, this Agreement, or the Act. When circumstances warrant, any meeting or a portion of a meeting will be conducted according to generally understood principles of parliamentary procedure; provided however, that the final decision as to the procedure to be followed shall be made by the person conducting the meeting.

Paragraph 5.2. Meeting, Where Held. Any meeting of the Members or the Managers of the Company, whether a regular meeting, an annual meeting or a special meeting, may be held either at the principal office of the Company or at any place in the United States within or outside the State of Georgia.

Paragraph 5.3. Annual Meeting. The annual meeting of the Members of the Company is held on the fourth Tuesday of the third month following the end of the fiscal year of the Company; provided, that if this day falls upon a legal holiday, then such annual meeting is held on the next day thereafter ensuing which is not a legal holiday. If for any reason the annual meeting is not held on such day, it shall be held on such date as designated by the Managers. At an annual meeting of the Members, any matter relating to the affairs of the Company, whether or not stated in the notice of the meeting, may be brought up for action except matters which the Act requires to be stated in the notice of the meeting. Notice of the annual meeting shall be given to the members at least five (5) days prior to the meeting.

Paragraph 5.4. Regular Meetings. The Members, by resolution, may provide for regular meetings, which may be held as and when scheduled in such resolution and notice shall be given to the Members at least five (5) days prior to the meeting.

Paragraph 5.5. Special Meetings. A special meeting of the Members, for any purpose or purposes whatsoever, may be called at any time by any Officer, or by one or more Members holding not less than one-quarter of the Units in the Company. Such a call for a special meeting must state the purpose of the meeting. Notice of the meeting must be given at least five (5) days prior to the date of the meeting.

Paragraph 5.6. Notice of Meetings. The procedures in Act section 311 govern notice of Members meetings, in addition to those regulations generally governing notice under this Agreement.

Paragraph 5.7. Waiver of Notice. Notice of any regular, annual or special meeting may be waived by any Member or Manager under Act section 312.

Paragraph 5.8. Quorum and Voting at Members' Meetings; Proxy. The presence at a meeting of Members of Members holding at least 50% of the total Units in the Company shall constitute a quorum. Presence at a meeting of Members may be in person, by proxy or through the use of any means of communication by which Members participating may simultaneously hear each other during the meeting. Unless a larger number is set forth elsewhere in the Agreement or the Act (if the Act controls), the vote of the owners of a majority of the Units of the Company which are present and voting on the matter shall be required to take action on a matter where a vote of the Members is required. Each Unit shall be entitled to one vote.

Paragraph 5.9. Action Without Meeting. Action required or permitted to be taken by the Members may be taken without a meeting if the action is taken by persons who would be entitled to vote not less than the minimum number of votes that would be necessary to authorize or take action. The action must be evidenced by one or more written consents describing the action taken, signed by Members entitled to take such action, and delivered to the Company for inclusion in its records. The record date for determining Members entitled to take action without a meeting is the date the first Member signs the consent. A consent signed under this Paragraph has the effect of a meeting vote and may be described as such in any document. If action is taken under this Paragraph by less than all of the Members entitled to vote on the action, all members entitled to vote on the action who did not participate in taking the action shall be given written notice of the action not more than ten (10) days after the taking of the action without a meeting, but the failure to give such notice shall not invalidate the action so taken.

Paragraph 5.10. Presiding Officer and Secretary. At every meeting of Members, the Operating Manager/CEO of the Company, or if that Officer is not present, then the appointee of the Operating Manager/CEO, presides. The Officer exercising the duties of a secretary, or if that Officer is not present, then any person exercising the duties of an Assistant Secretary, will record the minutes and take custody of all papers related to the meeting for delivery to the authorized Officer of the Company as soon as practicable. The presiding officer has no vote, unless the presiding officer is a Member of the Company otherwise entitled to vote; in which case the presiding officer may cast a vote only when that Member's vote could create or deny the requisite majority required to approve any proposed action.

ARTICLE SIX
MEMBER INTEREST CERTIFICATES

Paragraph 6.1. Certificates of Interests. The Managers may elect to evidence the respective Interests in the Company by issuing Certificates which for ease of administration will state the Interests in Units.

Paragraph 6.2. Form of Certificate; Contents. When Certificates of Interests are issued:

(a) The Certificates are to be issued in such form as determined by the Managers, numbered consecutively or otherwise identified, and entered into the Member Interests Register of the Company as they are issued. Certificates of Interests are signed by the Operating Manager/CEO and by an officer exercising the duties of Secretary or Assistant Secretary, and bear the seal of the Company or a facsimile thereof, if any.

(b) Each such certificate will state on its face the fact that the Company is organized under the Georgia Act, the name of the person to whom the certificate is issued, the number of Units evidence by the Certificate and the date of issue. Each certificate will include a statement that the interests are subject to the following restrictions:

(1) That the Interests may not be sold or transferred except in transactions registered under the Securities Act of 1933, or exempted from registration under that Act, or otherwise in compliance with federal securities laws; or registered under the Georgia Securities Act of 1973, or exempted from registration under that Act, or otherwise in compliance with Georgia securities laws and the transferor will be required to deliver an opinion of counsel satisfactory to the Managers that the transfer is not subject to the registration requirements of these Acts or any other applicable securities laws.

(2) That copies of the Articles of Organization and this Agreement, and other documents, any of which may restrict transfers and affect voting and other rights, may be obtained by a Member on written request to the Company.

(3) That the Interests are transferable only upon compliance with the terms of the Articles of Organization of the Company, as on file with the Secretary of State of the State of Georgia, and with the terms of this Agreement, as on file at the registered or principal office of the Company.

(4) That the transferee must agree not to own an interest in another professional hockey team in a league other than the ECHL that plays its home games within fifty (50) miles of Augusta, Georgia.

(c) In the event the Company, through the action of its Managers, elects not to issue certificates representing the Interests of the Members of the Company, the Company will provide the same information, as well as any and all such notices and information, to the acquiring Member in writing.

Paragraph 6.3. Member Interests Register. The Company will keep at its principal office, or at the office of its transfer agent, wherever located, with a copy at the principal office of the Company, a book, to be known as the Member Interests Register, containing in alphabetical order the name of each Member of record, together with the Member's address, the number of Units held by the Member, the Member's social security number, and date of issue. The Member Interests Register is to be maintained in current condition. Any and all changes in Members or their amount of capital contribution are formalized by the execution and filing of an amendment to the appropriate Schedule of this Agreement. The Member Interests Register (or the duplicate copy maintained at the principal office of the Company) is available for inspection and copying by any Member at any meeting of the Members upon request, or at other times upon the written request of any Member. The Member Interests Register may be inspected and copied either by a Member, or by the Member's duly authorized attorney or agent in person. The information contained in the Member Interests Register may be stored electronically or on electronic media, or any other approved information storage devices related to electronic data processing equipment, provided that any method, device, or system employed is first approved by the Managers, and provided further that the same is capable of reproducing all information contained therein, in legible and understandable form, for inspection by Members or for any other proper purpose.

Paragraph 6.4. Transfer Agent; Registrar. The Managers may from time to time appoint transfer agents and registrars for the certificates of Member Interests of the Company, and when any certificate, if issued, is countersigned by a transfer agent or registered by a registrar, the signature of any officer of the Company appearing thereon may be a facsimile signature. In case any officer who signed, or whose facsimile signature was placed upon, any such certificate has died or ceased to be such officer before such certificate is issued, it may nevertheless be issued with the same effect as if the officer continued to be hold such office on the date of issue.

Paragraph 6.5. Transfer of Member Interests; Registration of Transfer. The Member Interests of the Company shall be transferred only by surrender of the certificate, if any, and the recordation of the transfer upon the Member Interests Register of the Company.

(a) Certificate Issued. Upon surrender to the Company, or to any transfer agent or registrar, of a certificate of the member interests represented by the certificate surrendered, that is properly endorsed for transfer, accompanied by such assurances as the Company, or transfer agent or registrar may require as to the genuineness and effectiveness of each necessary endorsement and satisfactory evidence of compliance with all applicable laws relating to securities transfers and the collection of taxes, it is the duty of the Company, or such transfer agent or registrar, to issue a new certificate, cancel the old certificate and record the transactions upon the Member Interests Register of the Company; or unless the Company has determined to no longer issue certificates, to cancel the old certificate, if one was issued, and record the transactions upon the Member Interests Register of the Company.

b) Reports of Transfer of Member Interests. Subsequent to the initial transactions required under this Agreement, each transfer of the member interests in the Company is to be reported to the Officer exercising the duties of a Secretary for the Company within ten (10) days after the closing of any agreement to buy or sell the affected Member interests. In the event of a transfer by operation of law, whether due to death, a determination of physical, mental of financial incompetency, the appointment of a guardian or conservator, the initiation of bankruptcy proceedings, the entry of a court decree directing a transfer of the Member interests of the Company or otherwise, such transfer is reported to the Officer exercising the duties of a Secretary for the Company within ten (10) days after the event causing such transfer, supported by documents evidencing the nature and cause of the transfer, such as a court order or a death certificate.

Paragraph 6.6. Registered Members. Except as otherwise required by law, the Company is entitled to treat the person registered on its Member Interests Register as the Member of the Company to whom the rights of ownership of the pertinent proportion of the Interests in the Company belong, being the person exclusively entitled to receive notification and distributions, to vote and to otherwise exercise all the rights and powers of ownership and is not bound to recognize any adverse claim.

Paragraph 6.7. Lost Certificates. In the case of a lost, destroyed or mutilated certificate, a new one may be issued upon such terms and indemnity to the Company as the Members may prescribe. When a Member to whom a Certificate of Interests has been issued (based upon authorization for the issuance of such certificates by the Company) alleges it to have been lost, destroyed or wrongfully taken, and if the Company, transfer agent or registrar is not on notice that such certificate has been acquired by bona fide purchaser, a new certificate (if such are being issued by the Company) may be issued upon such owner's compliance with all of the following conditions:

(a) the Member files with the Company, and the transfer agent or the registrar, a request for the issuance of a new certificate, with an affidavit setting forth the time, place, and circumstances of the loss;

(b) the Member also files with the officer maintaining the Member Interests Register of the Company at its principal office, and the transfer agent or the registrar, a bond with good and sufficient security acceptable to the Company and the transfer agent or the registrar, conditioned to indemnify and save harmless the Company and the transfer agent or the registrar from any and all damage, liability and expense of every nature whatsoever resulting from the Company's or the transfer agent's or the registrar's issuing a new certificate in place of the one alleged to have been lost; and

(c) the Member complies with such other reasonable requirements as the Managers of the Company, the transfer agent or the registrar shall deem appropriate under the circumstances.

Paragraph 6.8. Replacement of Mutilated Certificates. Unless the Company has elected to no longer issue such Certificates of Interests, a new certificate may be issued in lieu of any certificates previously issued that may be defaced or mutilated upon surrender for cancellation of a part of the old certificate sufficient in the opinion of the appropriate officer and the transfer agent or the registrar to duly identify the defaced or mutilated certificate and to protect the Company and the transfer agent or the registrar against loss or liability. Where sufficient identification is lacking, a new certificate may be issued upon compliance with all of the conditions set forth in this Regulation.

Paragraph 6.9. Facilitation of Member Interests Transfers. The Members, and Managers and Officers of the Company will sanction, approve, consent to and otherwise facilitate any transfer of Member Interests in the Company, made in compliance with, or which is required to be made by, any provision of this Agreement, the Act, or by the Articles of Organization of the Company.

Paragraph 6.10. Restrictions on Transfer of Member Interests Due to Exemption from Securities Laws. Until and unless a public offering of Member Interests is appropriately registered with the state and federal regulatory authorities, no Member Interests in the Company will be issued at any time in a manner which will constitute a public offering under the Securities Act of 1933, as amended, or under the Georgia Securities Act of 1973, as amended, or under the securities laws of any other state, or which will require the registration of these securities under any federal or state law. The transferor will be required to deliver an opinion of counsel satisfactory to the Managers that the transfer is not subject to the registration requirements of these Acts or any other applicable securities laws. Until and unless such a public offering is registered and the statement evidencing such public offering is effective, Member Interests in the Company may be transferred:

(a) as authorized under the Act, except as limited under this Section;

(b) to the Company, either by voluntary sale or pursuant to a separate agreement between the Company and any particular member;

(c) to other individual members, officers, Managers or employees of the Company, either by voluntary sale or pursuant to a separate agreement between the Company and the particular individual;

(d) to other persons by operation of law, when such transfer by operation of law occurs by means other than by order of a court of competent jurisdiction in a proceeding involving bankruptcy, insolvency, satisfaction of judgment, divorce or dissolution of marriage ordering transfer of the Member Interests to a spouse or creditor of a Member; or

(e) to third persons by sale or transfer, and not by operation of law, where such sale or transfer is in compliance with the limitations stated in this Section, or elsewhere in this Agreement.

ARTICLE SEVEN
MANAGEMENT OF COMPANY

Paragraph 7.1. Designation of Management. The business and affairs of the Company are controlled by the Managers, as provided in the Act. Throughout the paragraphs contained in this Article, the use of the phrase "all Managers" refers to the total number of Managers that the Company would have if there were no vacancies.

Paragraph 7.2. Qualifications and Number. Each Manager is to be at least eighteen years of age. A Manager need not be a Member, a citizen of the United States or a resident of Georgia. Initially, there are six (6) Managers. Thereafter, the number of Managers is not less than six (6) nor more than eleven (11). Subject to the foregoing limitation, the precise number of Managers is fixed by a resolution of the Managers from time to time. No decrease in the number of Managers shall have the effect of shortening the term of any incumbent Manager. If the Managers increase the number of Managers, the Managers shall appoint the individuals to fill such positions to serve until the next election of Managers by the Members. The Managers shall also designate the length of the initial term of such position following the first election by the Members which shall be done so as to preserve the staggered term system for Managers in as nearly and equal pattern as possible.

Paragraph 7.3. Operating Manager/CEO. The Operating Manager/CEO shall be elected by the Managers and shall serve at the pleasure of the Managers. Such Officer is the chief executive and operating officer of the Company responsible for the general overall supervision of the business and affairs of the Company. The Operating Manager/CEO has the following responsibilities:

(a) When present, preside at all meetings of the Members and Managers of the Company.

(b) Sign, on behalf of the Company, deeds, mortgages, binders, contracts or other instruments that have been appropriately authorized to be executed, except in cases where the signing or execution is expressly delegated by this Agreement, by the Act, or by the Members to some other Officer or agent of the Company.

(c) Effectuate this Agreement and the regulations and decisions of the Members.

(d) Direct and supervise the operations of the Company.

(e) Establish charges for services and products of the Company, within any parameters set by the Managers, as may be necessary to produce adequate income for the efficient operation of the Company.

(f) Set and adjust wages and rates of pay for all personnel of the Company within the budget established by the Managers.

(g) Appoint, hire, and dismiss all personnel and regulate their hours of work and job responsibilities.

(h) Keep the Members advised in significant matters pertaining to the operation of the Company, services rendered, operating income and expenses, financial position, and, to this end, prepare and submit a report to the Members at each annual meeting of Members and at other times as may be directed by the Members.

(i) Such other duties as may be prescribed by the Managers or Members.

Paragraph 7.4. Other Management Officers. The Company may, at the discretion of the managers, designate other individuals to exercise such offices and with such responsibilities as the Managers deem appropriate for the Company. A person need not be a Member or Manager to be selected as an Officer, and the same person may hold two or more offices, except that the Operating Manager/CEO shall not also be the Secretary. The Managers will select a secretary of the Company which office shall have the responsibility for preparing minutes of the meetings of the Members and Managers, for authenticating the records of the Company, and for giving notices of the meetings of Members and Managers.

Paragraph 7.5. Limitation on the Powers of Managers. The authority of the Managers under this Agreement is limited by the provisions of the Act and without the written consent to the specific act by the Members holding at least two thirds of the Membership Interests in the Company, the Managers have no authority to:

(1) Do any act in contravention of this Agreement or the Articles of Organization, as each may be amended from time to time.

(2) Possess Company property, or assign any rights in specific Company property for other than a Company purpose.

(3) Confess a judgment against the Company.

Paragraph 7.6. Liabilities of Managers. The liability of Managers for their actions in the capacity of Managers under this Agreement is limited by the provisions of the Act.

Paragraph 7.7. Election and Tenure. As of the effective date of this Agreement, the Managers of the Company are Frank J. Lawrence, William S. Morris III, Carl Scheer, Paul S. Simon, James Kendrick, and Larry Sconyers. Frank J. Lawrence and William S. Morris III shall continue to serve as Managers for a term ending December 31, 2007. Carl Scheer and James Kendrick shall continue to serve as Managers for a term ending December 31, 2006. Paul Simon and Larry Sconyers shall continue to serve as Managers for a term ending December 31, 2005. When these terms expire, the successors elected by the Members shall each serve three (3) year terms beginning from the stated expiration date of the term of their predecessor. Managers shall continue to serve beyond the stated expiration date of their term until their successor has been duly elected and qualified for office. Managers shall be elected in December of each year by a plurality vote of the Units of the Members, with each Unit having one vote, by a ballot sent or electronically transmitted to all of the Members, which ballot to be effectively cast must be marked and returned to the Company on or before a date specified by the Managers. To be a valid election, at least 50% of the Units in the Company must be voted in such election. The Managers elected in any such election shall be those number of candidates for which positions are open, receiving the highest number of votes in Units even if such number is not a majority in Units of the votes cast. The Managers shall nominate the candidates for the positions of Manager and any other person may be nominated for the position of Manager by a petition signed by Members owning a combined total number of Units at least equal to five percent (5%) of the total number of Units of the Company which must be delivered to the Operating Manager/CEO not later than November 10th of the year in which the election will be held.

Paragraph 7.8. Meetings. The Managers will hold an annual meeting, to be held without further notice immediately following the annual meeting of the Members, on the same date and at the same place as the annual meeting of the Members. The Managers, by resolution, may provide for regular meetings, which may be held without further notice as and when scheduled in such resolution. Special meetings of the Managers may be called by the Operating Manager or by any two or more Managers, upon the giving of three(3) days prior notice of the meeting.

Paragraph 7.9. Notice of Meetings. The procedures in Act section 311 (O.C.G.A. section 14-11-311) govern notice of meetings of Managers, in addition to those regulations generally governing notice under this Agreement.

Paragraph 7.10. Waiver of Notice. Notice of any meeting, where required, may be waived by any Manager under the Act section 312 (O.C.G.A. section 14-11-312).

Paragraph 7.11. Quorum and Voting at Managers' Meetings. A majority in number of the Managers then serving shall constitute a quorum for a meeting of the Managers. Unless otherwise provided in this Agreement, the vote of a majority of the Managers present and voting at a meeting of the Managers at which a quorum is present shall be required for the Managers to take action on any matter where a vote of Managers is required. Managers may participate in any meeting by, or conduct the meeting through the use of, any means of communication by which all Managers participating may simultaneously hear each other during the meeting. A Manager participating in a meeting by this means is deemed to be present, in person, at the meeting. A Manager may not vote by proxy.

Paragraph 7.12. Action Without Meeting. Action required or permitted to be taken by Managers may be taken without a meeting if the action is taken by Managers who would be entitled to vote not less than the minimal number of votes that would be necessary to authorize or take the action. The action must be evidenced by one or more written consents describing the action taken signed by Managers entitled to take such action and delivered to the Company for inclusion in its records. A consent signed under this Paragraph has the effect of a meeting vote and may be described as such in any document. If action is taken under this Paragraph by less than all of the Managers entitled to vote on the action, all Managers entitled to vote on the action who did not participate in taking the action, shall be given written notice of the action not more than ten (10) days after the taking of the action without a meeting, but the failure to give such notice shall not invalidate the action so taken.

Paragraph 7.13. Removal. Any one or more of the Managers or all of the Managers may be removed from office, with or without cause, by the affirmative vote of the holders of a majority in the Members' interests entitled to vote at any Members' meeting with respect to which notice of such purpose has been given. Notice of a proposal to remove one or more Managers, including the names of the Managers to be removed, must be is included in the notice of the meeting of Members.

Paragraph 7.14. Vacancies. Any vacancy occurring among the Managers is filled by the Managers. Any Manager so appointed under this Paragraph serves for the unexpired term of the Manager being replaced.

Paragraph 7.15. Committees. In the discretion of the Managers, the Managers from time to time may appoint, from their number, an Executive Committee or such other committee or committees as the Managers may see fit to establish. Each such committee will consist of two or more Managers, and each will have and may exercise such authority and perform such functions as the Managers by resolution may prescribe within the limitations imposed by law.

Paragraph 7.16. Other Officers, Salaries and Bonds. The Managers elect all officers of the Company. The Managers will fix the compensation of these officers, if any, unless pursuant to resolution of the Managers, the authority to fix compensation is delegated to the Operating Manager/CEO. The fact that any officer is a Member or Manager does not preclude him from receiving a salary but such person shall not vote upon the resolution providing the same. The Managers may, or may not, in their discretion, require bonds from either or all of the other officers and employees of the Company for the faithful performance of their duties and good conduct while in office.

Paragraph 7.17. Employment. Until otherwise determined by the Members, the Managers or by the Operating Manager/CEO of the Company, Members may be employed by the Company at such salaries and under such terms and conditions as agreed upon in separate Employment Agreements between such individual and the management of the Company. Any Member employed by the Company under this subsection may, at such person's option, be included in any group insurance or benefit plan offered generally to the employees of the Company. In all events, any expense incurred by any Member, Manager, Officer or employee of the Company which is reasonable and necessary in the conduct of the business of the Company is reimbursable in full to the person incurring such expense on behalf of the Company.

ARTICLE EIGHT
FISCAL MATTERS

Paragraph 8.1. Contracts, Deeds and Loans. All contracts, deeds, mortgages, pledges, promissory notes, transfers and other written instruments binding upon the Company are to be executed on behalf of the Company by its Operating Manager/CEO as designated pursuant to this Agreement, or by such other officers or agents as the Managers may designate from time to time. Any such instrument required to be given under the seal of the Company may be attested by the Secretary or any Assistant Secretary of the Company.

Paragraph 8.2. Exercise of Company's Proxies. The Operating Manager/CEO of the Company or other Officer designated by the Managers has full power and authority, on behalf of the Company, to attend and to act and to vote at any meetings of partners, shareholders, bondholders or other security holders of any business entity in which this Company may hold securities, and at any such meeting possesses and may exercise any and all of the rights and powers incident to the ownership of such securities and which as owner of the shares the Company might have possessed and exercised if present, including the power and authority to delegate such power and authority to a proxy selected by that representative. The Managers may, by resolution, from time to time, confer like powers upon any other person or persons.

Paragraph 8.3. Signatures on Checks, Drafts. Checks and drafts drawn on the credit or accounts held by the Company are signed by such Managers, Officers, or such other employees or persons as the Managers may designate from time to time.

Paragraph 8.4. Books of Account. The Managers, Officers and Members are to maintain the Company's books and records at a location designated by them. Members have the right of access to the books and records of the Company at any time during normal business hours. The books and records are to:

(a) utilize a basis of accounting sufficient to manage and operate the business throughout the year;

(b) reflect all Company transactions; and

(c) facilitate the Company's annual audit (See paragraph 8.5).

Paragraph 8.5. Reports and Accountings. As soon as reasonably practicable after the end of each Accounting Period, each Member is to be provided with a report audited by an independent certified public accountant selected by the Managers that contains:

(a) complete financial statements prepared in conformity with generally accepted accounting principles; and

(b) management's discussion and analysis with respect to the annual audited financial statements.

Paragraph 8.6. Tax Elections. As of the effective date of this Agreement, the Company shall elect to be taxed as a corporation. Any tax elections that are available to the Company may be exercised at the discretion of the Managers or Officers.

Paragraph 8.7. Fiscal Year. The fiscal year of the Company is the calendar year; provided, however, that the fiscal year may be changed by the Managers.

Paragraph 8.8. Banking. All funds of the Company are to be deposited in a bank account or accounts at financial institutions selected by the Managers. All withdrawals of funds from these accounts are to be made upon checks or other instruments signed by those persons designated from time to time by the Managers.

Paragraph 8.9. Accountant. The Managers shall select one or more certified public accountants to perform any tax and accounting services that may be required from time to time and to report to the Company regarding their services. The accountants may be removed by the Managers without stating a reason.

Paragraph 8.10. Legal Counsel. The Managers shall select one or more attorneys at law to review the legal affairs of the Company, and perform such other services as may be required, and to report to the Company regarding these services. The attorneys may be removed by the Managers without stating a reason.

Paragraph 8.11. Loans. No loan may be contracted on behalf of the Company and no evidence of indebtedness may be issued in its name unless authorized by a resolution of the Managers. This authority may be general or specifically limited to stated instances.

Paragraph 8.12. Books and Records. The books and records of the Company are kept at the principal office of the Company or at such other places as the Managers shall determine from time to time.

Paragraph 8.13. Right of Inspection. Any Member of record has the right to examine, at any reasonable time or times for all purposes, the books or records of account, minutes and records of the Company and to make copies of these documents. Upon the written request of any Member of the Company, it will mail to that Member the Company's most recent financial statement, showing in reasonable detail its assets and liabilities and the results of its operations.

Paragraph 8.14. Financial Records. All financial records shall be maintained and reported using generally accepted accounting principles.

ARTICLE NINE
MEMBER INTEREST PERCENTAGES, CONTRIBUTIONS AND DIVIDENDS

Paragraph 9.1. Member Interest Percentages. The Member Interests percentages of the Members in their respective capacities are set forth in Schedule C of this Agreement, the Schedule of Member Interests.

Paragraph 9.2. Initial Purchases. Each Member has or will initially purchase interests in the Company, the percentage amount of which is shown in Schedule "C" of this Agreement, as amended from time to time, with the consideration given to be in cash or in kind or for services rendered. Each Member will receive an undivided interest in the equity of the Company, and will be entitled to share in the dividends paid out by the Company when and as determined by the Managers, according to the percentage of their respective ownership in the interests of the Company as shown in Schedule "C" of this Agreement.

Paragraph 9.3. Additional Member Purchase of Units. Each Member shall have the preemptive right to purchase, in the proportionate amounts equal to such Member's Percentage Interest in the Company, any additional Units which may be issued by the Company. After this process is completed, any additional Units remaining unsold may be offered and sold to third parties who will then become Members of the Company. This preemptive right shall not apply to the initial 3000 Units issued by the Company which include the 150 Units issued to Frank J. Lawrence, the 150 Units issued to Shiver Hockey Investment, LLC, the 300 Units issued or to be issued to ScheerGame Development, LLC, and the 2400 Units offered to the Public, under an Offering Circular dated ______________, 2004 or any amendments thereto.

Paragraph 9.4. Further Purchases of Units. No Member is obliged to purchase any further Units in the Company in addition to those initially purchased as described in this Agreement.

Paragraph 9.5. Loans from Members. Subject to the provisions of this Agreement:

(a) Manager Determination of Potential Insolvency. Whenever the Managers in good faith determine that the Company is, or at any time within the following ninety (90) days will be, in the position of having payment obligations in excess of cash or equivalent resources with which to fund such obligations, they will notify the Members.

(b) Managers and Members Not Obligated to Contribute Where Potential Insolvency. Whenever a potential insolvency situation exists, as defined in this Paragraph, neither the Managers nor the Members are obliged to purchase additional interests in the Company.

(c) Members Not Obligated to Make Loans Where Potential Insolvency. Whenever a potential insolvency situation exists, the Members have the right, but no duty, to lend funds to the Company, in such proportions and amounts as the Members or any of them may then agree upon.

(1) Treatment of Loan Offers from Members in Excess of Amounts Needed. If some or all of the Members collectively desire to lend more funds than are necessary to cover the potential insolvency situation, the Company will accept loans from Members in proportion to the Members' respective Interest percentages.

(2) Member Loan Repayment by Company. All funds lent by Members to the Company to deal with the potential insolvency situation are to be repaid by the Company, together with debt interest on the amounts lent, computed at the prime

interest rate charged by SouthTrust Bank or such other financial institution as the Managers shall designate, during the period these loans remain outstanding but not more than the maximum rate permitted to be charged individuals under Georgia law as applicable to the circumstances, without compounding. In all events, no Manager, Officer, agent or Member of the Company is personally liable for repayment of such loans by the Company.

(3) Priority of Loan Repayments over Dividends to Members. Repayment by the Company of any loans made by Members under this Paragraph are to be treated as a priority over the payment of any dividends by the Company to any Member, unless the Member making such loan shall otherwise agree.

Paragraph 9.6. Application of Proceeds. The Managers are authorized to apply the capital of the Company for such purposes and with such priorities in connection with the business of the Company as they determine in their discretion, subject to the provisions of this Agreement.

Paragraph 9.7. Withdrawal and Reduction of Capital. No Member has the right to withdraw or reduce that Member's original investment, except as may result by virtue of the payment of dividends or other distributions authorized by the Managers, or as otherwise expressly provided in this Agreement. Further, no Member has the right to demand property other than cash in return for that Member's original investment.

Paragraph 9.8. Redemption. Except as set forth below, the Company shall not redeem Units without the consent of the Members whose Units are being redeemed; provided, however, that with respect to the 2400 Units initially being offered under the Offering Circular dated ________________, 2004 or any amendments thereto, all offering proceeds will be held by SouthTrust Bank, as escrow agent, until the Company reaches agreement with Augusta, Georgia, on a satisfactory memorandum of understanding for the Company to design, construct and manage the proposed Arena. If the Managers determine that the Company will not be able to reach such an agreement, then the funds held in escrow will be used to redeem the Units sold in the offering at their issue price of $1000 plus any net earnings of the escrow fund after payment of fees and expenses related to the escrow agreement. The determination of whether a memorandum of understanding is "satisfactory" or whether the Company will be able to reach an agreement shall be made by the Managers in their sole and absolute discretion.

ARTICLE TEN
TRANSFER OF INTERESTS IN COMPANY

Paragraph 10.1. In General. A Member may not sell, assign, transfer or otherwise dispose of, his or her Interest in the Company, in whole or in part except as permitted in the Act or this Agreement. The Members acknowledge that any act taken by any Member in violation of the Act or this Agreement is null and void ab initio.

Paragraph 10.2. Standards for Transfers of Interests. The following standards govern any transfers of interests in the Company by any Member:

(a) Interest Held for Investment. Each Member affirms that the Interest in the Company has been purchase by that Member and is held by that Member only for investment, and that the Member does not have any intention to distribute, divide, or resell that Interest in the Company.

(b) Restrictions on Transfers. Any Member may assign, sell or otherwise transfer the whole or any portion of that Member's Interests in the Company without the consent of the Managers, provided that:

(1) disposition is not made to any person who is incompetent or has not attained the age of majority, or to any person not lawfully empowered to own such Interest;

(2) the Member who makes the disposition and the person receiving the disposition will execute and deliver to the Managers all instruments necessary in connection with the disposition as are in a form satisfactory to the Managers; and

3) a disposition is not effective if it would result in either a violation of any federal or state securities law, and the transferor will be required to deliver an opinion of counsel satisfactory to the Managers that the transfer does not violate any of these laws.

(c) Preservation of Company. The withdrawal of a Member shall not cause a dissolution of the Company. If necessary, the Company is to be reconstituted upon the same terms and conditions specified in this Agreement, with all Members joining in such reconstitution, if as a matter of law a dissolution results from a withdrawal of a Member.

(d) "Withdrawal" Defined. As used in this Article of this Agreement, "withdrawal" includes the separation of the Member due to death, dissolution, insanity, bankruptcy, retirement, resignation, expulsion, operation of law, or any other incapacity or circumstances that prevents the Member from effectively discharging the duties of a Member under this Agreement.

(e) "Dispose" Defined. As used in this Paragraph, to "dispose" is to sell, transfer, assign, pledge or make subject to a security interest.

Paragraph 10.3. Substitution of a Member. The following provisions govern the substitution of a Member:

(a) Consent for Substitution. An assignee of an Interest of a Member shall become a Substituted Member with respect to that Interest when and if such assignee:

(1) executes and delivers to the Managers all instruments necessary in connection with the admission of a person as a Substituted Member as are in a form satisfactory to the Managers;

(2) assumes all obligations of his predecessor in interest as a Member that may exist; and

(3) pays for all expenses incurred by the Company in connection with that person's recognition as a Substituted Member.

(b) Amendment of Agreement. This Agreement may be amended by the operating Manager/CEO without the joinder of any Members to reflect the admission of a Substituted Member once the provisions of the preceding subparagraph of this Agreement are met. Further, the Managers and Members will take all other steps that, in the Managers' opinion, are reasonably necessary to admit such person within the meaning of the Act as a Substituted Member.

(c) Status of Substituted Member. Upon the admission of a Substituted Member, the Substituted Member will enjoy all of the rights and duties incident to the Interest with respect to which the substitution has occurred.

(d) No Consent of Members Required. No Member need consent to a substitution in order to render the substitution effective.

Paragraph 10.4. Certain Events as to Members. The legal incompetency, bankruptcy, dissolution or death of a Member does not dissolve the Company unless the dissolution occurs as a matter of law. In that event, the Company is to be reconstituted on the terms and conditions contained in this Agreement by the Members.

Paragraph 10.5. Status of Legal Successor to Member. A personal representative, guardian, or other successor in interest, or the estate of the Member who has become incompetent, bankrupt, dissolved or died may exercise the following rights:

(1) Hold the interest of the Member only as if an assignee of the Member.

(2) Assign any or all of the interest of the Member, subject to Paragraph 10.2 of this Agreement.

(3) Be substituted for the Member as a Substituted Member in the Company, as provided in Paragraph 10.3 of this Agreement.

Paragraph 10.6. Acquisition of Interests by Any Member. Any Member may, but is not obligated to, acquire Interests in the Company from any willing Member. If with respect to any acquired Interests in the Company, a Member becomes a Substituted Member within the meaning of the Agreement, then with respect to those acquired Interests, that Member is to enjoy all of the rights and be subject to all of the obligations and duties of a Member as to the acquired Interests.

ARTICLE ELEVEN
DISSOLUTION AND WINDING-UP OF COMPANY

Paragraph 11.1. Dissolution. The Company is to be dissolved upon a decision by the Managers with the required approval by the Members, that it is in the best interests of the Company to dissolve.

Paragraph 11.2. Procedures for Winding Up Company. The following principles govern the winding-up of the Company's affairs when the Company is to be dissolved without being reconstituted.

(a) "Administrator" Defined. The term "Administrator" refers to either the Managers, or in the absence of any Managers, then one or more receivers appointed either by a majority in interest of the Members, or by a court of competent jurisdiction.

(b) Responsibility for Administration. In the event that the Company is being dissolved, the Administrators will be responsible for administration of the Company for the purpose of winding up the Company's affairs.

(c) Accounting. The Administrator is to take full account of the Company's assets and liabilities, with assistance from the Company's accountants. Upon completion of the accounting following the date of liquidation, each Member is to be furnished with a statement prepared by the Company's accountants. This statement will itemize the assets and liabilities of the Company as of the date of complete liquidation.

(d) Authority to Liquidate. The Administrator is to liquidate the assets of the Company as promptly as is consistent with obtaining the fair value of the assets. A reasonable time, including without limitation any time required to collect deferred payment obligations, is allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Administrator to minimize the normal losses attendant upon the liquidation.

(e) Authority to Handle Deferred Payment Obligations of the Company. Subject to the applicable provisions of this Agreement, the Administrator has authority to sell any, all or substantially all of the assets of the Company for deferred payment obligations, and to hold, collect and otherwise administer any deferred payment obligations held by, or acquired as assets of, the Company, regardless of the terms of such obligations.

(f) Reconstitution of Company. In the event that the Administrator reacquires an asset sold in the process of liquidation, as a result of the efforts to collect payment of any deferred payment obligation to the Company, and if there remain Managers in the Company, and they so determine, then the Company will be reconstituted as to the reacquired asset on the terms and conditions set forth in this Agreement.

(g) Return of Investment or Contributions. The Managers are not personally liable for the return of the original investment or contributions of the Members, in whole or in part. Any return is to be made solely from Company assets in accord with the express provisions of this Agreement.

(h) Priorities of Applications of Proceeds. The Administrator is to apply the proceeds from the liquidation of the assets of the Company in the following order of priorities:

(1) Repayment of all creditors of the Company, including creditors who are Members, to the extent permitted by law, in satisfaction of all liabilities of the Company other than the liabilities for distributions to Members under this Agreement.

(2) Establishment of a reasonable reserve for contingencies.

(3) Payment to all Members pro rata in relationship to each's Interest.

(i) Formalities of Dissolution. When the Administrator has complied with the distribution plan, the Members will execute and acknowledge any certificates required by the Act in order to dissolve the Company, and cause the certificates to be filed in accordance with the Act.

ARTICLE TWELVE
MISCELLANEOUS

Paragraph 12.1. Indemnification; Funding. The Company shall indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a Member, Manager, Officer, employee or agent of the Company, or when applicable, as an Administrator appointed to wind up the Company under the dissolution provisions of this Agreement, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the Managers determine that the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not in itself create a presumption that the person did or did (i) not act in good faith and in a manner which the person reasonably believed to be in the best interest of the Company, and (ii) with respect to any criminal action or proceeding, have reasonable cause to believe that the conduct was unlawful. The Managers are authorized to purchase managers and officers liability insurance coverage to protect the Company, its Managers and Officers.

Paragraph 12.2. Conflict of Interest Transactions. Act Section 307 (O.C.G.A. section 14-11-307) shall govern any transaction that may give rise to conflicts of interest for Members or Managers of the Company.

Paragraph 12.3. Reimbursement of Managers, Officers and Members. The Managers, Officers and Members of the Company may be reimbursed for all expenses reasonably incurred in the performance of their duties on behalf of the Company.

Paragraph 12.4. Reimbursement of Expenses of Organization. All expenses of operations of the Company, including labor costs, will be borne by the Company. The Company is to pay all the costs of its formation, this Agreement and the Offering and is to reimburse all organizers for formation expenses to the extent an organizer has paid for expenses related to the formation of the Company.

Paragraph 12.5. Acceptance of Prior Acts. Each person becoming a Member, by becoming a Member, ratifies all action duly taken by the Company prior to the date that person becomes a Member pursuant to the terms of this Agreement.

Paragraph 12.6. Company Property. The legal title to the real or personal property of the Company, or interest in that property, now or later owned or acquired by the Company is to be owned, held or operated in the name of the Company, and no Member, individually, may have any ownership of Company property.

Paragraph 12.7. Agreement for Further Execution. At any time or times upon the request of the Managers, or, the Administrator if applicable under the dissolution provisions of this Agreement, the Members agree to sign and swear to any Certificate required by the Act, to sign and swear to any amendment or cancellation of a Certificate whenever an amendment or cancellation is required by law or by this Agreement, and to cause the filing of a Certificate, amendment or cancellation for record wherever required by law.

Paragraph 12.8. Parties in Interest. Subject to the provisions contained in this Agreement, each and all of the covenants, terms, provisions and agreements contained in this Agreement are binding upon and inure to the benefit of the parties to this Agreement and their respective heirs, assigns, successors and legal representatives.

ARTICLE THIRTEEN
POWER OF ATTORNEY

Paragraph 13.1. Appointment.

(a) Each Member appoints each of the Managers in implementing decisions previously made, or in a reconstitution of the Company, and any Administrator under Article 11, with full power of substitution, as that Member's true and lawful Attorney-In-Fact with full power and authority in that Member's name, place and stead from time to time to:

(1) Make any agreements provided for in this Agreement in connection with the dissolution or reconstitution of the Company.

(2) Execute any document, including deeds and security deeds, appropriate to effect or perfect any transaction as to which the Managers are authorized to act on behalf of the Company, or in connection with the dissolution or reconstitution of the Company, so long as no personal liability is imposed by such document on any Member.

(3) Make any certificates, instruments and documents as may be required by, or may be appropriate under the laws of the State of Georgia as to the use of the name of the Company by the Company to implement decisions already made by the Managers or Members, or in connection with the dissolution or reconstitution of the Company.

(4) Make any certificates, instruments and documents which may be required or appropriate to reflect any changes in or amendments to this Agreement or pertaining to the Company to reflect decisions already made by the Managers or Members.

(5) Make any certificates, instruments and documents which may be required or appropriate to effectuate the dissolution and termination of the Company, or the cancellation of the Articles of Organization, as amended from time to time.

(6) Make any certificates, instruments and documents approved by the Members or the Managers or the Administrators appointed under Article 11 of this Agreement to create or evidence a liquidating trust.

(b) Powers Conferred. The power conferred in Subparagraph (a) of this Paragraph to make agreements, certificates, instruments and documents includes the powers to sign, execute, acknowledge, swear to, verify, deliver, file, record and publish the agreements, certificates, instruments and documents.

(c) "Liquidating Trust" Defined. As used in Subparagraph (a), a "liquidating trust" is a trust established to:

(1) receive funds in connection with the liquidation of the Company;

(2) hold such funds and interest earned thereon, for the benefit of creditors and Members of the Company; and

(3) pay or distribute the remaining funds in the trust to the Members of the Company, as ultimate beneficiaries of the trust in priorities that parallel the priorities applicable to the proceeds of winding up the Company once the trustee of the trust has been satisfied that all claims against the Company having priority to claims of Members have been satisfied.

Paragraph 13.2. Exercise and Survival. Each power of attorney granted under this Agreement is subject to the following:

(a) Special Power. The power of attorney is designated as a special power of attorney coupled with an interest and is irrevocable.

(b) Collective Exercise. The power of attorney may be exercised by the designated Attorney-In-Fact by listing all of the principals executing any agreement, certificate, instrument or document with the single signature of the designated Attorney-In-Fact acting as Attorney-In-Fact for all of them.

(c) Survival. The power of attorney survives the dissolution of the Company through winding up to termination or through reconstitution and thereafter, as the case may be.

(d) Assignment of a Principal's Partial Interest. The power of attorney survives the delivery of an assignment by a principal of a portion of that principal's Interest in the Company.

(e) Assignment of a Principal's Entire Interest. Where the assignment of the Interest of a principal is of the whole of that principal's Interest in the Company and the purchaser, transferee, or assignee is admitted as a Substituted Member, the power of attorney survives the delivery of the assignment for the sole purpose of enabling such Attorney-In-Fact to execute, swear to, acknowledge, and file any such agreement, certificate, instrument or document necessary to effect such substitution.

ARTICLE FOURTEEN
AMENDMENTS

Paragraph 14.1. Authority to Amend. Under certain circumstances specified below, this Agreement may be amended, altered, restated, or repealed with the consent of the Managers and without the consent or approval of the Members. Amendments made under this section, if necessary to accomplish the objective of the amendment may have an effective date prior to the date of filing. These circumstances include:

(a) Change in Members. To admit into the Company Substituted Members.

(b) Clarification of Agreement Language. To clarify language in this Agreement provided that the substance of such provision is not materially changed, and provided that the Company obtains the written opinion of its counsel that the amendment clarifies language in this Agreement without materially changing the substance of such provision.

(c) Compliance with Tax or Securities Laws. To make any necessary or appropriate changes in this agreement in order to comply with the requirements of the Internal Revenue Code of 1986, as amended, with respect to entities taxed as corporations, to implement any future tax provisions governing the taxation of limited liability companies, as such, or the requirements of any federal or state securities laws or regulations, provided that any amendment does not substantially adversely affect the Interests of any Member.

(d) To carry out any action taken by the Managers which the Managers are authorized and permitted to take under this Agreement.

Paragraph 14.2. Amendment Affecting Contribution Obligations of Members. Any amendment to this Agreement that creates the obligation of any Member to contribute to the Company or creates a responsibility of any Member for the liabilities of the Company, as a guarantor or otherwise, requires the written approval of any affected Member and the written approval of the Managers.

Paragraph 14.3. Other Amendments. Any amendment, other than those adopted or implemented under Paragraph 14.1, or Paragraph 14.2, of this Agreement requires the approval of the requisite majority in Interest of all of the Members.

Paragraph 14.4. Notice of Amendment. Notice and a copy of any proposed amendment to this Agreement requiring approval by Members is to be provided to each Member in advance, with an opportunity for discussion by the Members prior to any action to adopt the proposed amendment. Copies of any adopted or implemented amendment to this Agreement under Paragraph 14.1 through Paragraph 14.3 of this Agreement will be provided to each Member promptly after adoption or implementation.

ARTICLE FIFTEEN
EXECUTION OF AGREEMENT

Paragraph 15.1. Date of Execution; Effective Date. This Agreement is executed on ______________________ _______, 2004, and is effective at the time specified in Paragraph 2.16 of this Agreement.

Paragraph 15.2. Execution of Agreement. This Agreement is freely and voluntarily made by all of the parties after full and complete consideration of all relevant facts at hand, and in recognition of the benefits each will accrue from the terms of this Agreement. This instrument is executed under seal by the undersigned respective parties at Augusta, Georgia and those parties not signing this Agreement but listed in Schedules B and C, agree that by purchasing and paying for their Interests they are parties to this Agreement.

_____________________________(SEAL)
Frank J. Lawrence

Shivers Hockey Investment, LLC

By:_________________________________
Its Manager

ScheerGame Development, LLC

By:_________________________________
Its Manager

SCHEDULE A

Articles of Organization

SCHEDULE B

List of Members and Addresses of Record in the Company

The members of the Company and their respective addresses of record with the Company are as follows:

Member	Address
^	^
	^
^	^
	^

SCHEDULE C

Member Interests

The individual Members have purchased or will purchase, pursuant to separate agreements between any of them and the Company, and the Company will issue, if not already issued to such person, the following Interests in the Company which, for the ease of administration, are expressed in the number of Units set out herein.

Member	**Interest Amount**	**Units Owned**
^	$ ^	^
^	$ ^	^

APPENDIX B
FORM OF ESCROW AGREEMENT

SUBSCRIPTION ESCROW AGREEMENT

SUBSCRIPTION ESCROW AGREEMENT (the "Agreement") executed this _____ day of _________, 2004 ("Effective Date") by and among **AUGUSTA ENTERTAINMENT, LLC**, a Georgia limited liability company (the "Issuer") and **SOUTHTRUST BANK**, a state banking corporation organized and existing under the laws of the State of Alabama, as escrow agent ("Escrow Agent").

WHEREAS, the Issuer has filed an Offering Statement on Form 1-A with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, concerning the subscription and sale of 2,400 membership units in the Issuer with a minimum purchase requirement of 1,500 membership units ("Minimum Purchase") at the price of $1,000 per membership unit.

WHEREAS, each subscriber to the membership units has by their execution of the Subscription Agreement acknowledged and agreed to the terms of this Agreement.

WHEREAS, the Issuer and each subscriber propose to establish a escrow fund to be held by the Escrow Agent until the funds shall be released in accordance with the terms of Section 3 below.

NOW THEREFORE, in consideration of the promises and of the mutual covenants contained herein, the parties hereto agree as follows:

1. **APPOINTMENT OF ESCROW AGENT.** The Issuer and each subscriber do hereby appoint the Escrow Agent as escrow agent for the purposes described herein.

2. **ACCEPTANCE OF APPOINTMENT BY ESCROW AGENT.** The Escrow Agent does hereby accept the appointment as escrow agent and agrees to act on the terms and conditions described herein.

3. **ESCROW FUND.** All subscription fees generated in connection with the sale of membership units in the Issuer shall be deposited with the Escrow Agent ("Escrow Funds"). The Escrow Agent acts hereunder as a depositary. All deposits are warranted by each subscriber to be valid deposits. Escrow Agent is not responsible for or liable in any manner whatever for the sufficiency, correctness, genuineness and validity of any security, document, or other item, which is a part of the escrow deposits. The Escrow Agent shall hold, maintain and secure the Escrow Funds subject to the terms, conditions and restrictions herein described. Escrow Agent shall release Escrow Funds only in accordance with the instructions as set forth in **Exhibit "A"**, or as otherwise expressly set forth in this Agreement.

4. **INVESTMENT OF ESCROW FUND.** The Escrow Agent shall invest and reinvest the Escrow Funds in the investment(s) set forth in **Exhibit "B"**. Escrow Agent shall have sole discretion to select the brokers, dealers or other traders of securities in connection with the investment of Escrow Funds. During the term of this Agreement the Escrow Agent shall provide the Issuer with written monthly statements containing the beginning balance of the Escrow Funds, as well as all principal and income transactions for the statement period. Escrow Agent shall have the express authority to liquidate any and all investments consisting in whole or in part of Escrow Funds to make any and all payments under this Agreement.

5. **LIABILITY OF ESCROW AGENT.** The Escrow Agent shall not be liable for any loss to Escrow Funds resulting from the investment(s) enumerated in Exhibit "B". The Escrow Agent shall not be held liable for any action or inaction taken in good faith, except that it may be held liable for its own gross negligence or willful misconduct, if so determined by a court of competent jurisdiction. Under no circumstances shall the Escrow Agent be held liable for any special, indirect or consequential damages of any kind, even though the Escrow Agent may have been placed on notice of the likelihood of such loss.

6. **RIGHTS AND DUTIES OF ESCROW AGENT.** This Agreement shall represent the entire understanding of the parties hereto, and the Escrow Agent shall only be required to perform the duties expressly described herein, and no further duties shall be implied from this Agreement or any other written or oral agreement by and between the Escrow Agent and the Issuer made previous or subsequent to this Agreement. The Escrow Agent may rely upon any written instructions believed in good faith to be genuine when signed and presented by the requesting party and shall not have a duty to inquire or investigate the validity of any such

written instruction. The Escrow Agent shall not be required to solicit funds from the Issuer or any subscriber in connection with this Agreement. The Escrow Agent shall be permitted to execute any and all powers under this Agreement directly or through its agents and/or attorneys, and shall be allowed to seek counsel from any professional regarding the performance of this Agreement, which professionals shall be selected at the sole discretion of the Escrow Agent. Should the Escrow Agent become uncertain as to its duties under this Agreement, it shall be permitted to immediately abstain from further action until such duties are expressly defined in writing by the Issuer and shall only be required to protect and keep the Escrow Funds in their current investment(s) until such time as a written investment direction from the Issuer is executed in accordance with Exhibit "A" or a court of competent jurisdiction shall render an order directing further action. Upon release of Escrow Funds as set forth in Exhibit "A" hereto, Escrow Agent shall be fully released from any and all further obligations, except for the provision of written notice to the other parties to this Agreement, setting forth in such notice the date of release of the Escrow Funds, the party to whom released, and the amount released. Such notification to be provided in the form of the Escrow Agent's final monthly statement.

7. **RESIGNATION AND SUCCESSION OF ESCROW AGENT.** The Escrow Agent may resign and be discharged of all duties and obligations under this Agreement by providing ten (10) days written notice of such resignation to the Issuer. If no successor escrow agent shall have been named by the Issuer at the expiration of the ten (10) day notice period, the Escrow Agent shall have no further obligations hereunder except to hold the Escrow Funds as a depository. Upon notification by the Issuer of the appointment of a successor escrow agent, the Escrow Agent shall promptly deliver the Escrow Funds and all materials and instruments in its possession which relate to the Escrow Funds to such successor, and the duties of the resigning Escrow Agent shall terminate in all respects, and it shall be released and discharged from all further obligations herein. The Escrow Agent shall have the right to withhold an amount equal to any amount due and owing the Escrow Agent, plus any costs and fees incurred by the Escrow Agent in connection with the termination of this Agreement. Any merger, consolidation or the purchase of all or substantially all of the Escrow Agent's corporate assets resulting in a new corporate entity shall result in the new corporate entity being considered a successor for the purposes of this Agreement, and the Escrow Funds shall be transferred to such entity without written consent or further action under this Agreement.

8. **TERMINATION OF ESCROW AGENT.** The Escrow Agent may be discharged from its duties under this Agreement upon thirty days (30) written notice from the Issuer and upon the payment of any and all costs and fees due to Escrow Agent. In such event, the Escrow Agent shall be entitled to rely upon written instructions from the Issuer as to the disposition and delivery of the Escrow Funds to a successor escrow agent. Upon thirty (30) days after receipt of such written notice of termination, if no successor escrow agent has been named, the Escrow Agent shall immediately cease further action under this Agreement and shall have no further obligations hereunder except to hold the Escrow Funds as a depository.

9. **TAXES AND FEES.** In their subscription agreement, each subscriber represented that its Federal Tax Identification Number listed on its subscription agreement is true and correct and the Issuer represents that the Federal Tax Identification Number listed on Exhibit "A" as Issuer's is true and correct, and each subscriber and the Issuer represents that each will notify the Escrow Agent in writing immediately upon any change to such number. Issuer shall indemnify and hold harmless the Escrow Agent against and in respect to liability for taxes and/or any penalties or interest attributable to the investment of Escrow Funds by Escrow Agent pursuant to this Agreement. Issuer shall also agree to pay compensation for the services rendered by the Escrow Agent under this Agreement. Compensation for services rendered by the Escrow Agent shall be paid per the instructions set forth on **Exhibit "C"**, and in accordance with Exhibit "A", Issuer agrees to pay or reimburse the Escrow Agent for all expenses and disbursements, including attorney's fees, incurred in connection with the preparation, execution, performance, delivery, modification or termination of this Agreement.

10. **INDEMNIFICATION OF ESCROW AGENT.** Issuer shall indemnify, defend and hold harmless the Escrow Agent and its directors, officers, agents and employees from all loss, liability or expense arising from the execution and/or performance of this Agreement or the undertaking of any instructions from Issuer, except for those acts by the Escrow Agent which shall constitute gross negligence or willful misconduct, and such indemnification shall include attorney's fees. The Escrow Agent's right of indemnification shall survive the resignation or termination of the Escrow Agent and the termination of the duties described in this Agreement.

11. **NOTICES.** All communications, notices and instructions required herein shall be in writing and shall be deemed to have been duly given if delivered by hand or first class, registered or certified mail, return receipt requested, postage prepaid, and addressed as follows:

If to Escrow Agent:

SouthTrust Bank
Corporate Trust Department
79 West Paces Ferry Road, N.W.
Atlanta, Georgia 30305
404-841-4670 - Telephone
404-841-4766 - Facsimile

If to Issuer:

Augusta Entertainment, LLC
Attn. Paul S. Simon
Riverfront Center
One 10th Street, Suite 340
Augusta, Georgia 30901
706-823-3302 - Telephone
706-823-3303 - Facsimile

With a copy to:

Douglas D. Batchelor
Hull, Towill, Norman, Barrett & Salley, P.C.
801 Broad Street
Suite 700
Augusta, Georgia 30901
706-722-4481 - Telephone
706-722-9779 - Facsimile

If to any Subscriber:

The addresses set forth in the individual Subscription Agreements submitted by subscribers, which shall be maintained by the Issuer; provided however, that Escrow Agent shall have access to such agreements during the term of this Agreement.

In the event the Escrow Agent shall receive such written instructions and shall determine pursuant to its sole discretion that verification of such instructions shall be required, then the Escrow Agent shall be permitted to seek confirmation of such instructions by way of telephone contact to the author of such written instructions. Verification of the instructions by the purported author of the instructions called at the telephone number placed on the instructions shall serve to verify such instructions.

12. **ASSIGNMENT.** This Agreement shall not be assignable absent written consent of the parties hereto; provided however assignments of a subscriber's membership unit in accordance with the Issuer's Operating Agreement shall automatically assign to the new holder of record all of the subscriber's interest in this Agreement with respect to such unit, and shall not required written consent and any such successor or assignee of a subscriber shall be deemed to be a "subscriber" hereunder. Issuer shall promptly notify Escrow Agent of any changes in the owners of record providing Escrow Agent the name, address and federal tax identification number of such new members. Except as allowed herein, any assignment absent written consent shall be deemed void ab initio, except that the merger or acquisition of all or substantially all the assets of the parties shall not require written consent, but shall require written notice to all the parties hereto. Notwithstanding the foregoing, all covenants contained in this Agreement by or on behalf of the parties hereto shall bind and inure to the benefit of such parties and their respective heirs, administrators, legal representatives, successors and assigns.

13. **MODIFICATION OF AGREEMENT.** This Agreement shall constitute the complete and entire understanding of the parties hereto, and shall supersede any and all prior agreements between or among them. The provisions of this Agreement shall not be waived, modified, amended, altered or supplemented, in whole or in part, except by a writing signed by all the parties hereto.

14. **CHOICE OF LAW.** This Agreement shall be governed and construed in accordance with the laws of the State of Georgia. The parties further waive any right to a trial by jury with respect to any judicial proceeding arising out of occurrences related to this Agreement.

15. **FORCE MAJEURE.** No party to this Agreement shall be liable to any other party for losses arising out of, or the inability to perform its obligations under the terms of this Agreement, due to acts of God, which shall include, but shall not be limited to, fire, floods, strikes, mechanical failure, war, riot, nuclear accident, earthquake, terrorist attack, computer piracy, cyber-terrorism or other acts beyond the control of the parties hereto.

16. **EXECUTION.** This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts together shall constitute one and the same instrument. The effective date of this Agreement shall be the date it is executed by the last party to do so.

17. **INVALIDITY OF A PROVISION.** If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provision shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ESCROW AGENT:

SOUTHTRUST BANK

By:____________________________
Its:____________________________

ISSUER:

AUGUSTA ENTERTAINMENT, LLC, a Georgia limited liability company

By:____________________________
Its:____________________________

Exhibit "A"

Disbursement of Escrow Funds.

Earnings on the Escrow Funds may be used, from time to time and when available, at the direction of the Issuer to pay fees or expenses related to the Escrow Funds, including reimbursement to the Issuer of fees paid directly by Issuer.

Upon Issuer's written notice to the Escrow Agent of the Issuer's approval and execution of a Memorandum of Understanding with City of Augusta, Georgia regarding the proposed entertainment and sports arena, the Escrow Agent shall pay over to the Issuer all the Escrow Funds, by wire transfer or certified check, of immediately available funds, to Issuer's bank account, which account number shall be provided in Issuer's notification. Issuer shall have no right to the Escrow Funds until delivery of such notice.

If the managers of the Issuer determine in their sole discretion that an Memorandum of Understanding between the Issuer and City of Augusta, Georgia will not be reached, the Issuer shall redeem the membership units for $1,000 (plus a prorata portion of any net earnings, after deducting the fees and expenses associated with this Escrow Agreement) per membership unit and shall direct the Escrow Agent, in writing, to pay such applicable redemption price to the current holders of record. The written notice from the Issuer shall provide the Escrow Agent with the names, addresses and federal tax identification numbers of the current holders of record, the number of membership units held by such member, the subscription fee paid by or on behalf of such member ($1,000 per membership unit), the date of the membership units were issued, and such other information as Escrow Agent may reasonably request.

Escrow Agent shall have no obligation to verify: the existence of a Memorandum of Understanding; that a Memorandum of Understanding will not be reached; or the identity of the members of record, and may rely solely on the written notice from the Issuer's managers.

Notwithstanding anything to the contrary contained herein, the Escrow Agent shall not be required to distribute Escrow Funds that are not Collected Funds. "Collected Funds" shall mean funds received by Escrow Agent that have cleared normal banking channels (within ten (10) business days), unless funds are received by wire transfer. Each subscriber agrees to indemnify Issuer and Escrow Agent should subscriber's check be returned for any reason after Escrow Agent releases the subscriber's Escrow Funds. Furthermore, Issuer agrees to indemnify Escrow Agent should a subscriber's check be returned for any reason after Escrow Agent releases the subscriber's Escrow Funds to Issuer.

Federal Employer Identification Number or Social Security Number of Issuer and subscribers.

Issuer—20-0229550
Subscribers—as set forth in the individual subscription agreements.

Exhibit "B"

Escrow Funds are to be invested in the SouthTrust U.S. Treasury Money Market Fund or a similar money market fund that the Escrow Agent uses for the investment of short term funds; provided, funds may be invested only in cash or cash equivalents.

Exhibit "C"

ACCEPTANCE FEES

Acceptance fee - $750.00

ANNUAL FEES

Escrow deposits consisting of assets and/or cash to be held pending the lapse of time or notice to disperse shall bear the following fees per annum:

$2,500 Annual Administration Fee

Transaction Fees:

Preparation of Receipts	$ 2.50
Return of subscription price to investors, each	$25.00
Each disbursement of funds over one per quarter	$10.00
Check preparation, each	$ 5.00

Acceptance Fee and the Administration Fee are payable when the account is funded. In the event the account does not fund, the Escrow Agent will be entitled to receive the fees set forth above upon receipt by the Issuer of the Escrow Agent's invoice.

The Annual Administration Fee will be billed for each subsequent year, if applicable.

An additional $500.00 per annum will be added to any account that does not invest in the SouthTrust U. S. Treasury Money Market Fund or any other fund that the Escrow Agent uses for investment of short-term funds.

All accounts are subject to standard charges for out of pocket expenses, including but not limited to, courier services, printing, and legal fees that will be billed at cost to the customer. Application of fees to any account is subject to the review of the escrow documents and structure of the financing.

Transaction charges will be billed quarterly, in arrears. Escrow Agent shall have the right to alter its fees from time to time by publication of a new fee schedule. Any revision in fees charged will become effective 30 days after written notice of the new schedule is mailed to the address as shown on the records of the Bank.

As set forth in Section 9 of the Agreement, Issuer shall be liable for the compensation to be paid to Escrow Agent, as set forth herein.

PLEASE NOTE: *This fee proposal is based upon our current understanding of the transaction and is contingent upon our review and acceptance of the governing document. It is also subject to qualification under our account acceptance criteria. If our duties or the characteristics of the transaction change, we reserve the right to revise our fees accordingly.*

Appendix C

Arena operating projections

We have developed these Arena Operating Projections from estimates, assumptions and other information. All of the information provided to us by others was neither audited nor verified and was assumed to be correct. Because our procedures were limited, we express no opinion or assurances of any kind on the achievability of any projected information contained herein. These forecasts are Augusta Entertainment's best estimate of an outcome but should not be relied upon in making any investment decision. These projections have been developed prior to contractual discussions or agreements with the City. Actual results will differ from those forecasted, in some cases potentially to a material degree. This is because events and circumstances change in unforeseen and unpredictable ways. We must emphasize that we can provide no assurances that our hypothetical assumptions will in fact occur, and you should not rely on these arena operating projections, nor should you expect these estimates to be accurate. Further, these estimates are qualified by our disclosure regarding forward-looking statements beginning on page ii, and the "Risk factors" beginning on page 10.

Assumptions

- The Arena Operation Projections are projections of operating results that may occur from the proposed new Arena at the Regency Mall site. If that development does not occur, these results will not occur.

- The Memorandum of Understanding with Augusta is executed as proposed.

- The Augusta electorate in a special election held in July 2004 approves the SPLOST referendum.

- The Augusta Lynx play in the Augusta-Richmond County Civic Center through the 2005-2006 season, are able to terminate their lease obligation to that Authority without penalty and commence play in the new Arena with the 2006-2007 season.

- Arena financing is completed in November 2004 at which time construction begins. The proposed arena is assumed to open October 2006.

- Augusta Entertainment develops the Arena and provides concession services in the arena. Augusta Entertainment contracts with ScheerGame who provides program management services overseeing the design and construction of the Arena and pre-opening and management services for the operation of the Arena.

- The financial markets maintain the currently favorable interest rate environment and a loan against building revenues can be executed on the terms anticipated.

- The premium seating and advertising sells at the anticipated levels and pricing.

- The concert and family show marketplace continues to recover.

Discussion of Projected Arena Operating Results

Revenues

General Gate, Club Seat Gate and Reimbursable Expenses

The number of events and event attendance will drive operating results of the proposed arena. The projected event calendar assumes that leases co-terminus with the maturity of the private financing are entered into between the arena and each of the Augusta Lynx, the Atlantic Coast Cutting Horse Association and the National Barrel Horse Association. The Lynx play 36 home games each ECHL season, at least one home pre-season exhibition game; the two horse shows combine to present events on 17 days. Thus, the event calendar is "anchored" by 54 event days obligated to under long-term agreements with the "anchor tenants." Projected attendance for those events has been based upon league averages of the ECHL, historical Augusta hockey and horse show attendance and discussions with both horse show and hockey management.

We have developed the remaining event calendar and attendance forecasts based upon Civic Center history, discussions with family show and concert promoters, a review of actual and projected events and attendance at comparable and competitive buildings in the Southeast. The existing Civic Center has become one of the smallest public assembly facilities in metropolitan areas that are the size of Augusta and geographically competitive to the Civic Center. The proposed arena will have many revenue-generating features that are not present in the existing Civic Center. Premium seating including 22 suites and 500 club seats (with club) will provide enhanced revenues from event attendance. The increase in capacity to 10,000 will allow larger concerns and family shows. The advancement in advertising technology will allow for improved advertising signage and revenue generation. Increases in the amount and quality of concessions will allow for better sales per person.

General gate and related revenues (including club seat gate and reimbursable expenses) is a product of the number of events, the number of people attending, the average ticket price and the rental agreement between the Arena and the event. We have obtained average ticket price estimates from management of the Lynx and the horse shows. Lease terms with respect to the hockey team are estimated at approximately 10% higher than those paid, on average, by all ECHL teams in the 2002-2003 season. Rental rates and reimbursable expenses are combined in one rent item for the hockey team. Lease terms with respect to the horse shows are based upon historical terms between the shows and the Coliseum Authority. Average ticket prices and lease rates for all other events are estimates based upon comparable venue results and industry averages. We have assumed that for all events, except hockey games, that day of game (reimbursable) expenses incurred by the Arena will be paid by the event. These expenses include, but are not limited to such items, as ushers, security, first-aid personnel, ticketing services, maintenance and cleaning, fire protection, scoreboard operation, etc.

Club seat attendance is based upon the assumption that club seat licenses will be sold with hockey season tickets included and licensees receiving the right of first refusal to purchase their seats for every other event in the building. The attendance estimates reflect a combination of sales to licensees and, because the club seats are amongst the best located seats in the building for almost all event types, sales to the general public if a licensee declines purchase. All sales of club seat tickets are in addition to general admission ticket sales.

We project total ticket sales of all types (general and premium seating) of approximately 455,000 people. The following table displays the assumptions we have used with respect to the event calendar:

Event Type	Events	General Admission Attendance	General Admission Ticket Price	Base Rent	Reimbursed Expense
ECHL-Tot. Reg. Season	36	2,500	$11.44	$5,202	
ECHL-Exhibition Pre-Season	1	1,500	10.40	5,202	
Horse Shows Days of Competition	17	1,500	13.53	2,809	$3,700
Major Sports - NHL / NBA Exhibitions	1	7,000	39.54	8,323	5,000
College Basketball-Regular Season	2	3,000	17.17	5,202	5,000
Misc. Sports	1	4,000	15.61	3,121	5,000
Wrestling	2	7,500	20.81	5,202	6,000
Motor Sports	3	8,000	15.61	5,202	8,000
Ice Shows	1	6,500	41.62	5,202	6,000
Circus	5	4,000	15.61	5,202	8,000
Other Family Shows	15	4,100	15.61	5,202	5,000
Concerts-major	4	9,200	57.22	5,202	6,000
Concerts-minor	7	5,000	40.58	5,202	6,000
Religious Events	4	8,000	16.65	5,202	4,000
Misc.	4	2,000	5.72	5,202	4,000
High School/Local Events	15	2,000	5.83	1,040	1,000
Boxing	1	5,000	17.17	4,162	5,000

Concessions, Novelties and Catering

Revenues from consumption of food and beverages, whether on the concourse (concessions) or in the premium seats (catering) is a product of the number of people in the building, the average spending by each person, and the amount of the revenue retained by the Arena. We have adjusted ticket sales to reflect both a "no-show" factor and the issuance of complimentary tickets. Average spending per person has been projected based upon history, our knowledge of spending in comparable buildings and our expectations with respect to both the number of points of sales and the diversity of items that will be sold. We have assumed that Augusta Entertainment will not fund the acquisition and installation of concession and kitchen equipment in the Arena. As a result, we project that the concessionaire will pay to the Arena 45% of all gross concession sales. The Arena percentage of catering sales is lower reflecting higher costs of wait service to the suites and club seats. In addition, the hockey team and the horse shows shall receive 25% of gross sales of concession items at their events. The hockey team shall receive 15% of gross catering sales at its events.

The Arena expects to receive 12% of all novelty sales, a level expected to fund the cost of providing sales personnel to make those sales. The Arena will neither receive any income from hockey team or horse show novelty sales nor incur any expense with regards to those sales.

Parking

The "Regency Mall" site is a controlled, enclosed site that will enable the Arena to both provide ample, close-in, convenient parking and to capture revenues from that capability. Parking revenues are based upon adjusted attendance as described above and a projected$4 per car parking rate. Again, the hockey team and the horse shows will receive 25% of the revenues from parking at their events. Net parking revenues for the arena are after projected costs of operations of 25%.

Premium Seating

Revenues from the licensing of suites and club seats and the per-event rental of party suites are expected to be a major new source of revenue at the proposed arena. 22 12-person suites, 2 24-person party suites and 500 club seats (with access to a private club) are programmed in the building design. We project that 20 of the 22 suites will be licensed at an annual cost of $35,000 (including tickets to all events and parking passes). Augusta and Augusta Entertainment are each assumed to receive rights, at no cost, to one suite. Of the 20 licensed suites, 4 are expected to be packaged with other advertising and commercial rights – naming rights, pouring rights and exclusivity with respect to each of the two main lobbies have been identified as primary opportunities. The suites will be licensed on a multi-year basis with a modest inflation rate included. The party suites will be rented on an event-by-event basis for a fee of $500/event (tickets and catering are purchased separately). The hockey team and the horse show receive that fee when the suites are rented for their events.

Club seats are individual seats, in the most desirable location of the building. Licensing privileges have been discussed above and also include access to a private Arena club and close-in dedicated parking. An initial inventory of 500 club seats is being programmed. Revenue projections reflect the assumption of the sale of 90% of this inventory at a license fee of $1,200/seat, the rebate to the team of its season ticket portion of that license fee and the payment of a sales commission to the person selling the license. Club seats will also be licensed on a multi-year contractual basis with a modest inflation rate included.

Advertising, Signage and Commercial Rights

Projected to be the single largest component of Arena revenues, these projections reflect the commercial opportunities available in a new building design and program. In addition to naming, pouring and presenting sponsor exclusive rights discussed above, a modern video scoreboard and auxiliary system, with LED display is expected to generate $100,000 of gross sales. Permanent signage within the bowl will be limited to the scoreboards and an LED display system thereby creating exclusivity for advertisers, a more intimate fan experience and higher revenues per commercial category. $170,000 of gross bowl signage revenue is projected in addition to the packaged and separate concourse fixed signage inventory that may generate revenues of $175,000 per year. Other primary categories of arena rights inventory include both the directional signs and the cup-holders that will be attached to every seat. Total commercial rights revenues for the Arena, of all types, are expected to be $963,000 after payment of a sales commission.

Other Revenues

Three significant streams comprise the forecast of other revenues. A facility charge of $1.00 per ticket, except on high school and other local government events, will be collected. Fees are charged for the sale of tickets, either through a ticketing system, or via a box-office charge back to the event for tickets sold as "walk-ups". Finally, tickets are sold in advance of the event and the ticket income is held in escrow and paid to the promoter and performer at settlement, at or shortly after the event. The Arena earns interest income during that period. Ticket surcharge income is a function of ticket sales and is projected at approximately $423,000 per year. Other income is expected to exceed $173,000 per year.

Expenses

Personnel

Approximately 60% of the operating costs of the Arena may be spent on personnel – both permanent and day of game staff. Reimbursement of day of game staffing expenses has been discussed above. Salary and benefits are expected to cost approximately $1,300,000 for a permanent 27 person operating staff. This staff roster includes all executive, financial, marketing, operations, maintenance and security personnel required to operate and maintain the arena in first-class order.

General, Administrative, Operations and Management

These costs are projected to comprise approximately 30% of the annual expenses of the Arena. The largest cost components of this category are utility and insurance expenses, projected to be $520,000 and $218,000 annually. Administrative and maintenance expenses and management fees comprise additional significant projected costs. Senior management fees of $150,000 per year, inflated annually, will be paid to ScheerGame. Augusta Entertainment does not expect to pay ScheerGame any incentive management fee.

Repairs, Replacement and Reserves

The remaining approximate 10% of operating expenses will be spent on the capital plant of the building – both repairing capital items and reserving funds on an annual basis for major replacement and renewal items. This reserve is a substitute for a funded depreciation account and is sized to reserve, out of operating income, 0.5% of the combined building construction and equipment cost of $60,000,000 or $300,000 annually.

Summary of Arena Operations

Project Income, Debt Service and Distributions of Net Operating Income

The cash flow projections of Arena operating results specifically assume the conditions of the Memorandum of Understanding, which has not been entered into with Augusta. The projections also assume credit terms and conditions of a bank loan. No discussions with any commercial lender have occurred as of this date with respect to such a loan. The projections and assumptions with respect to the order of payment of monies from arena operating revenues have been developed based upon experiences gained from structuring other similar transactions. Said experiences and conditions may not be applicable to the transaction proposed for Augusta.

Arena operating revenues are assumed to first pay arena operating expenses and then debt service on a commercial bank loan whose proceeds will provide monies for arena design and construction. At the same time, it is assumed that excess monies from a separate tax-exempt bond issue sized within a $2,000,000 annual transfer from Augusta of hotel and excise taxes currently being used to pay debt service on the Augusta-Richmond County Coliseum Authority bond issue, will be used to pay Arena repair, replacement and reserve expenses. Arena operating revenues, after payment of debt service on the commercial bank loan, will be used first to fund any deficits remaining with respect to repairs, replacement and capital reserve expenses. Remaining monies shall be split equally between Augusta, the commercial bank lender to pre-pay principal on the loan and Augusta Entertainment. The commercial bank lender's rights to a share of arena income shall terminate with the final payment of the loan.

AUGUSTA ARENA WORKING DRAFT 4

SUMMARY OF ARENA OPERATIONS

Fiscal Year Ended on Dates Shown

Revenues	Sept 30 2007	Inflation Factor	Sept 30 2008	Inflation Factor	Sept 30 2009	Inflation Factor	Sept 30 2010	Inflation Factor	Sept 30 2011	Inflation Factor
Gate - General and Club Seats	$ 904,450	2.0000%	$ 922,539	2.0000%	$ 940,990	2.0000%	$ 959,810	2.0000%	$ 979,006	2.0000%
Reimbursed Expenses	357,900	2.0000%	365,058	2.0000%	372,359	2.0000%	379,806	2.0000%	387,402	2.0000%
Concessions	617,565	2.0000%	629,916	2.0000%	642,514	2.0000%	655,364	2.0000%	668,471	2.0000%
Novelties	67,266	2.0000%	68,611	2.0000%	69,983	2.0000%	71,383	2.0000%	72,811	2.0000%
Catering Premium Seats	111,903	2.0000%	114,141	2.0000%	116,424	2.0000%	118,752	2.0000%	121,127	2.0000%
Parking	344,375		344,375		344,375		344,375		344,375	
Suites Revenues	371,160	2.0000%	378,583	2.0000%	386,155	2.0000%	393,878	2.0000%	401,756	2.0000%
Party Room Revenues	24,000	2.0000%	24,480	2.0000%	24,970	2.0000%	25,469	2.0000%	25,978	2.0000%
Club Seats Revenues	153,000	2.0000%	156,060	2.0000%	159,181	2.0000%	162,365	2.0000%	165,612	2.0000%
Advertising	963,000	2.0000%	982,260	2.0000%	1,001,905	2.0000%	1,021,943	2.0000%	1,042,382	2.0000%
Ticketing and Other Revenues	173,635	2.0000%	177,108	2.0000%	180,650	2.0000%	184,263	2.0000%	187,948	2.0000%
Facility Service Fee	423,001		423,001		423,001		423,001		423,001	
Total Revenues	$4,511,255.00		$4,586,132.00		$ 4,662,507.00		$4,740,409.00		$ 4,819,869.00	

Expenses	Sept 30 2007	Inflation Factor	Sept 30 2008	Inflation Factor	Sept 30 2009	Inflation Factor	Sept 30 2010	Inflation Factor	Sept 30 2011	Inflation Factor
Labor Salaries	$ 958,000	2.0000%	977,160	2.0000%	996,703	2.0000%	1,016,637	2.0000%	1,036,970	2.0000%
Benefits	335,300	2.0000%	342,006	2.0000%	348,846	2.0000%	355,823	2.0000%	362,939	2.0000%
Day of Game Expenses	505,900	2.0000%	516,018	2.0000%	526,338	2.0000%	536,865	2.0000%	547,602	2.0000%
General and Administrative Costs	195,600	2.0000%	199,512	2.0000%	203,502	2.0000%	207,572	2.0000%	211,723	2.0000%
Operational Costs	1,106,110	2.0000%	1,128,232	2.0000%	1,150,797	2.0000%	1,173,813	2.0000%	1,197,289	2.0000%
Senior Base Mgmt Fee	150,000	2.0000%	153,000	2.0000%	156,060	2.0000%	159,161	2.0000%	162,365	2.0000%
Total Expenses	$3,250,910.00		$3,315,928.00		$3,382,246.00		$3,449,891.00		$3,518,888.00	
Project Gross										
Operating Income	$1,260,345.00		$1,270,204.00		$1,280,261.00		$1,290,518.00		$1,300,981.00	
Less Debt Service Private Financing	$1,008,276.00		$1,008,276.00		$1,008,276.00		$1,008,276.00		$1,008,276.00	
Loss Excise Tax	($9,500.00)		($9,500.00)		($9,500.00)		($9,500.00)		($9,500.00)	
Remaining After Debt Service	$242,569.00		$252,428.00		$262,485.00		$272,742.00		$283,205.00	
Bank Prepayment	$80,856.33		$84,142.67		$87,495.00		$90,914.00		$94,401.67	
Investor Group	$80,856.33		$84,142.67		$87,495.00		$90,914.00		$94,401.67	
County	$80,856.33		$84,142.67		$87,495.00		$90,914.00		$94,401.67	

Arena Share of Hotel and Alcohol Excise Taxes

Taxes	$2,000,000.00
Debt Service 0n Project bonds	$1,600,000.00
Remaining After Debt Service	$400,000.00
Repair, Replacement & Reserves	$409,500.00
Surplus	-$9,500.00

APPENDIX D
FORM OF
SUBSCRIPTION AGREEMENT

This Subscription Agreement ("Subscription Agreement") is entered by AUGUSTA ENTERTAINMENT, LLC, a Georgia limited liability company (the "Company") and the Investor whose name, address and other information appear on the last page of this Subscription Agreement ("Investor"), pursuant to the Company's Offering Circular dated as of ________, 2004 (the "Offering Circular"). In consideration of the mutual promises contained in this agreement and the performance and payment described in this agreement, the sufficiency and receipt of which is acknowledged, the parties agree as follows:

SECTION ONE

SUBSCRIPTION AND CLOSING

A. Investor's must fully complete this Subscription Agreement. By submitting this Subscription Agreement, Investor agrees to become a member in the Company and to purchase _____ membership units in the Company for $1,000.00 per unit and agrees to be bound by the provisions of the Company's Operating Agreement and this Subscription Agreement. The Company's managers may accept or reject all or any part of this subscription in their sole discretion. Acceptance will only occur when the Company notifies the Investor, in writing, of the number of unit(s) Company has accepted. If the Company rejects part, but not all, of the Investor's subscription, the actual number of membership units issued to and purchased by Investor shall be as evidenced by the Company as "ACCEPTED ". The Investor:

- ☐ will accept fewer membership units than requested above by Investor, but not less than _____ membership unit(s) for $1,000 per membership unit.
- ☐ will not accept fewer membership units than initially requested by Investor, in which case this Subscription Agreement will be deemed null and void should the Company reject the full subscription request.

B. No fractional membership units will be available.

C. This Subscription Agreement is irrevocable by the Investor; provided that if the Company does not accept the Investor's subscription by December 31, 2005 the Subscription Agreement shall be null and void.

D. To subscribe the Investor must complete all the blanks in the Subscription Agreement and return the completed Subscription Agreement to:

Augusta Entertainment, LLC
Attn: Paul S. Simon
Riverfront Center Suite 340
One 10th Street
Augusta, Georgia 30901

E. Upon the Company's acceptance of this Subscription Agreement, the Company shall notify the Investor of the amount due from the Investor. Within five days of such notice, the Investor shall make payment to the Company in care of SouthTrust Bank, as Escrow Agent for Augusta Entertainment, LLC, at the following address:

SouthTrust Bank
Attn: David Hogg
Riverfront Center
One 10th Street
Augusta, Georgia 30901

The Investor may pay by check made payable to "SouthTrust Bank, as Escrow Agent for Augusta Entertainment, LLC", but the Investor shall not become a member until the check has been honored and immediately available funds have been received by the Escrow Agent. If timely payment is not received, the Company shall have the right (but not the obligation) to terminate this Agreement without issuing the membership units, and without prior notice. Upon timely receipt of payment, the Investor shall immediately become a member of the Company and the Company will enter the Investor's name and number of units purchased in the Company's Member Interests Register.

F. The Escrow Agent shall hold the funds paid by the Investor pursuant to that certain Subscription Escrow Agreement dated ____________________, 2004 between the Company and SouthTrust Bank (the "Escrow Agreement"), which is incorporated herein by reference. In general, the Escrow Agreement is substantially in the form included as Appendix "B" of the Company's Offering Circular and, under the Escrow Agreement:

(i) SouthTrust Bank shall deposit all funds received from all investors purchasing units pursuant to the Offering Memorandum in escrow pending the Company's approval and execution of a Memorandum of Understanding with the City of Augusta, Georgia regarding a proposed entertainment and sports arena;

(ii) if the Memorandum of Understanding between the Company and the City of Augusta, Georgia is approved and executed, the Company shall notify the Escrow Agent and the Escrow Agent shall transfer the subscription funds together with any earnings thereon to the Company's account;

(iii) if the Company's managers determine in their sole discretion that a satisfactory Memorandum of Understanding between the Company and the City of Augusta, Georgia will not be reached, the Company will notify the Escrow Agent and the then current members of record; and the Company shall redeem such membership units by directing the Escrow Agent to pay $1,000 per membership unit (plus any net earnings, after deducting the fees and expenses associated with the Escrow Agreement) to the current holder of record of each such unit.

This preceding sentence is a general description of the Escrow Agreement, but shall not amend or modify the Escrow Agreement. In the event of any conflict, the terms of the Escrow Agreement shall control.

SECTION TWO

AVAILABILITY OF INFORMATION

Investor represents that Investor has received, or had access to, any and all information Investor deems relevant to make an informed investment decision and has had an opportunity to review these items with Investor's advisors. Further, Investor acknowledges that Investor has received, read and understands the Offering Circular, including the Company's Operating Agreement and that no statement, printed material, or inducement given or made by the Company is contrary to the information contained in the Offering Circular. Investor acknowledges that Investor has had the opportunity to ask questions of and receive answers from the Company's managers and other persons acting on the Company's behalf concerning the terms and conditions of the offering and concerning the Company, and has also had the opportunity to obtain any additional information necessary to verify the accuracy of the information contained in the Offering Circular.

SECTION THREE

INVESTOR'S REPRESENTATIONS

By execution of this Subscription Agreement, Investor represents and warrants that:

A. Investor has the full power and authority to execute and deliver this Subscription Agreement and to subscribe to the interest as described herein. The execution and delivery of the Subscription Agreement have been duly authorized by all necessary action on the part of the Investor and will constitute the legal, valid and binding agreement of the Investor, enforceable against the Investor in accordance with the terms hereof. Investor is acquiring the units for Investor's own account as a long-term investment and not with the intent to distribute or sell them. The Investor agrees not to offer, sell, transfer, pledge, hypothecate or otherwise dispose of, directly or indirectly, all or any part of the Investor's interest in the Company or any interest therein, except in accordance with the terms of the Operating Agreement and applicable provisions of law, including, without limitation, the registration requirements of the Securities Act (defined below) or an exemption therefrom, and any applicable state securities laws. The Investor acknowledges that no public or other market for interests in the Company now exists or is likely to exist in the future.

B. Investor has fully completed the Subscription Agreement. The execution and delivery of this Subscription Agreement by the Investor, the consummation by the Investor of the transactions contemplated hereby and the performance by the Investor of the Investor's obligations hereunder, will not conflict with, or result in a violation of or default under, any provision of any governing instrument applicable to the Investor, or any agreement or instrument to which the Investor is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Investor or any of the Investor's properties.

C. Investor does not own any interest in any hockey team not in the East Coast Hockey League located within fifty (50) miles of the Augusta-Richmond County Civic Center or the proposed site for the new arena.

D. The Investor understands that (i) the offering and sale of interests in the Company have not been registered under the Securities Act of 1933, as amended (the "Securities Act") in reliance on the exemption contained in Section 3(b) thereof, and the interests in the Company will not be able to be resold without registration under the Securities Act or an exemption therefrom and from any applicable state securities laws, (ii) the offering and sale of interests in the Company have not been registered under the securities laws of any state or other jurisdiction and (iii) neither the Operating Agreement nor the Offering Circular has been approved by the Securities and Exchange Commission or any state securities commission or any similar body or agency of any other jurisdiction.

E. Investor understands that Investor may be required to bear the economic risk of the investment for an indefinite period of time, because of the lack of marketability of the membership units.

F. Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment in the Company and acknowledges the speculative nature of the investment and that Investor may lose Investor's entire investment and that such a loss would not cause undue economic hardship for Investor.

G. The funds submitted by Investor will be good and readily available funds. Investor understands Investor's subscription may be rejected if Investor's funds are not honored and Investor shall indemnify and hold the Company harmless for all losses/damages associated with the Investor's failure to make payment under this Agreement for any reason. Furthermore, Investor shall indemnify the Escrow Agent should Investor's check be returned for any reason after the Escrow Agent releases the Investor's funds.

H. The Investor is a resident of the State of Georgia, or an entity organized in the State of Georgia or an entity qualified to do business and having a place of business in the State of Georgia. [Note: if the foregoing sentence is not true, the Investor may strike through said sentence and should contact the Company to determine if Investor can qualify as a subscriber for membership units.]

I. The Investor is a "United States person" and confirms that the Taxpayer Identification Number shown on the signature page hereof is true, correct and complete and that the Investor is not subject to backup withholding either (i) because the Investor has not been notified that the Investor is subject to backup withholding as a result of a failure to report all interest or dividends or (ii) because the Internal Revenue Service has notified the Investor that the Investor is no longer subject to backup withholding.

NOTE: For the purposes of this Section the definition of a "United States person" includes:

- a citizen or resident of the United States;
- a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof;
- an estate the income of which is subject to United States federal income taxation regardless of its source; or
- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

J. The Company prohibits the investment of funds by any persons that are acting, whether directly or indirectly (x) in contravention of any United States, international or other money laundering laws, regulations or conventions, or (y) on behalf of terrorists or terrorist organizations, including those persons that are included on any relevant lists, including the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control, all as may be amended from time to time ("Prohibited Investments").

INSTRUCTIONS: For subparagraph (1), choose Alternative "A" or Alternative "B"; subparagraphs (2) through (5) apply to all Investors

☐ **Alternative "A" - Investor is the Beneficial Owner of the Interest**

1. The Investor (x) is subscribing for the interest in the Company for the Investor's own account, own risk and own beneficial interest, is not acting as an agent, representative, intermediary, nominee or in a similar capacity for any other person, nominee account or beneficial owner, whether an individual or an entity (an "Underlying Beneficial Owner"), and no Underlying Beneficial Owner will have a beneficial or economic interest in the interest in the Company being purchased by the Investor, and (y) if the Investor is an entity, it has carried out thorough due diligence as to and established the identities of its investors, directors, officers, beneficiaries and grantors (to the extent applicable), now holds and will maintain all evidence of such identities for at least five years from the date that the Investor no longer has any interest in the Company and will make such information available to the managers of the Company upon request and does not have the intention or obligation to sell, distribute, assign or transfer all or any portion of the interest in the Company to any Underlying Beneficial Owner.

☐ **Alternative "B" - Investor is not the Beneficial Owner of the Interest**

1. The Investor (x) is subscribing for the interest in the Company as a record owner and will not have a beneficial ownership interest in the interest in the Company, (y) is acting as an agent, representative, intermediary, nominee or in a similar capacity for one or more other persons, nominee accounts or

beneficial owners, whether individuals or entities or both (an "Underlying Beneficial Owner"), and understands and acknowledges that the representations, warranties and agreements made in the Subscription Agreement are made by the Investor with respect to both the Investor and the Underlying Beneficial Owners, and (z) has all requisite power and authority from the Underlying Beneficial Owners to execute and perform the obligations under this Subscription Agreement.

2. The proposed investment by the Investor in the Company, whether made on the Investor's own behalf or on behalf of any one or more Underlying Beneficial Owners, is not a Prohibited Investment, any future investment that the Investor may make in the Company will not be a Prohibited Investment and the Investor will promptly notify the Company of any change in the Investor's status or the status of any Underlying Beneficial Owners.

3. Notwithstanding anything to the contrary contained in any document (including any side letters or similar agreements), if, following the Investor's acquisition of the interest in the Company, it is discovered that the Investor's investment is a Prohibited Investment, the Investor's interest shall be deemed to have been redeemed by the Company effective immediately and the Investor shall have no claim arising out of such redemption for any form of damages against the Company, the managers, any of their respective affiliates or any of their respective directors, managers, members, partners, shareholders, officers, employees and agents, other than, if permitted by applicable law, the right to receive payment for its redeemed interest in the Company for the original subscription price (or the then value of the interest) offset by any damages or expenses incurred by the Company in connection with the Prohibited Investment.

4. The managers and the Company may release confidential information about the Investor and, if applicable, any Underlying Beneficial Owner(s) to proper authorities, if the managers, in their sole discretion, determine that it is in the best interests of the Company in light of relevant rules and regulations concerning Prohibited Investments.

5. Any proceeds of the interest in the Company paid to the Investor pursuant to the foregoing paragraph (3) or otherwise will be paid to the same account from which the Investor's investment in the Company was originally remitted, unless the managers in their sole discretion, agree otherwise.

SECTION FOUR

RELIANCE BY COMPANY

Investor acknowledges that Investor understands the Company and its managers are relying upon the accuracy of the representations and warranties by Investor as contained in this Subscription Agreement and that Investor would not be permitted to purchase any of the membership units if any representation or warranty were known to be false.

SECTION FIVE

COMPANY'S REPRESENTATIONS

By the execution of this Subscription Agreement, the Company represents and warrants that:

A. The Company has received and accepted Subscription Agreements for the sale of at least 1,500 membership units pursuant to the Offering Circular.

B. The founding members, Frank J. Lawrence and Shivers Hockey Investment, LLC each have fully paid their capital contributions of $150,000 each.

C. The Company has the full power and authority to execute and deliver this Subscription Agreement and to sell the interests as described herein. The execution and delivery of the Subscription Agreement have been duly authorized by all necessary action on the part of the Company and will constitute the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with the terms hereof.

D. The execution and delivery of this Subscription Agreement by the Company, the consummation by the Company of the transactions contemplated hereby and the performance by the Company of the Company's obligations hereunder, will not conflict with, or result in a violation of or default under, any provision of any governing instrument applicable to the Company, or any agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Company or any of the Company's properties.

SECTION SIX

GENERAL

When accepted by the managers of the Company, this Subscription Agreement (i) shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, (ii) shall survive the admission of the Investor as a member of the Company, and (iii) shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons. Subscription Agreements rejected by the Company shall automatically become null and void. By submitting this Subscription Agreement, the Investor acknowledges and agrees to the terms of the Escrow Agreement.

SECTION SEVEN

HEADINGS

The headings in this Subscription Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Subscription Agreement.

SECTION EIGHT

GOVERNING LAW

The laws of the State of Georgia shall govern this Subscription Agreement.

SECTION NINE

SUBSEQUENT DEVELOPMENTS

If at any time prior to the closing of the purchase and sale of the interests in the Company, any of the representations, warranties, statements or other information contained herein concerning the Investor ceases to be true, the Investor will promptly so notify the managers and promptly provide corrected and updated information in writing.

I ACKNOWLEDGE THAT I HAVE READ THE FOREGOING CAREFULLY AND THAT ALL WARRANTIES, REPRESENTATIONS, EXPRESSIONS OF UNDERSTANDING, AND OTHER STATEMENTS ARE TRUE. I UNDERSTAND THAT I AM OFFERING TO SUBSCRIBE TO AN INTEREST AS A MEMBER IN AUGUSTA ENTERTAINMENT, LLC, A GEORGIA LIMITED LIABILITY COMPANY, AND SUBJECT TO ACCEPTANCE OF MY SUBSCRIPTION BY THE COMPANY. I ACKNOWLEDGE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND SUBJECT TO SUBSTANTIAL RISKS, WHICH I AM WILLING TO ASSUME. I UNDERSTAND THAT MY OFFER TO SUBSCRIBE IS IRREVOCABLE; PROVIDED THAT IF THE COMPANY DOES NOT ACCEPT MY SUBSCRIPTION AGREEMENT BY DECEMBER 31, 2005, THE SUBCRIPTION AGREEMENT SHALL BE NULL AND VOID. I UNDERSTAND THAT MY SUBSCRIPTION MAY BE REJECTED BY THE COMPANY IN ITS SOLE DISCRETION AT ANY TIME PRIOR TO ITS ACCEPTANCE, AND THAT ACCEPTANCE IS EVIDENCED ONLY BY WRITTEN NOTIFICATION FROM THE MANAGER OF THE COMPANY.

<table>
<tr>
<td>

INVESTOR:

____
Signature(s) of Investor

____
Signature(s) of Investor

____
Print Name(s) of Investor

____
Tax Identification Number:

____

____

____

____
Address of Investor

____
Daytime Phone Number(s) of Investor

Type of Ownership:

☐ Individual

☐ Joint tenants (with rights of survivorship) [all joint tenants individuals must complete the Subscription Agreement]

☐ Tenants in Common (no rights of survivorship) [all tenants in common must complete the Subscription Agreement]

DATE:____________

</td>
<td>

COMPANY:

AUGUSTA ENTERTAINMENT, LLC

BY________________________
AS ITS:______________________

ACCEPTED BY COMPANY FOR ______ UNITS ON THIS ______ DAY OF _______, 200___

</td>
</tr>
</table>

COMPLETED SUBSCRIPTION AGREEMENT SHOULD BE RETURNED TO:

Augusta Entertainment, LLC
Attn. Paul S. Simon
Riverfront Center Suite 340
One 10th Street
Augusta, Georgia 30901

PART III — EXHIBITS

Index to Exhibits

UNDERTAKINGS

This Offering Statement relates to an offering of securities to be made on a continuing basis by the issuer. The offering will commence promptly upon qualification of this Offering Statement, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness.

The undersigned issuer hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this offering statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the offering statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was covered by the offering statement) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the distribution spread table on the cover page of the offering statement in the effective offering statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the offering statement or any material change to such information in the offering statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new offering statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from the Regulation A exemption from registration by means of a post-effective amendment any of the securities being described which remain unsold at the termination of the offering.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, State of Georgia, on March 25, 2004.

AUGUSTA ENTERTAINMENT, LLC

By: Frank J. Lawrence,
as its: Manager (the sole manager, chief executive officer, and chief financial officer)

EXHIBIT 2.1

ARTICLES OF ORGANIZATION

OF

AUGUSTA ENTERTAINMENT, LLC

Article 1.

The name of the limited liability company is **"AUGUSTA ENTERTAINMENT, LLC"**.

EXECUTED AND EFFECTIVE as of the 14TH day of August, 2003.

AUGUSTA ENTERTAINMENT, LLC

By: William R. Coleman, Jr.
As its: Organizer

LIMITED LIABILITY COMPANY INTERESTS IN AUGUSTA ENTERTAINMENT, LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH ACTS, INCLUDING PARAGRAPH (13) OF CODE SECTION 10-5-9 OF THE GEORGIA SECURITIES ACT OF 1973, AND SECTION 4(2) OF THE SECURITIES ACT AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER SUCH ACTS OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER SUCH ACTS.

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

AUGUSTA ENTERTAINMENT, LLC
(a Georgia limited liability company)

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "Agreement") is made and entered into as of the ______ day of August, 2003 (the "Effective Date"), by and among Frank J. Lawrence and Shivers Hockey Investment, LLC, (all of whom shall hereinafter be referred to individually as a "Member" or a "Party", and collectively as "Members" or "Parties").

WITNESSETH:

WHEREAS, the Members have formed Augusta Entertainment, LLC, a Georgia limited liability company (the "Company");

WHEREAS, the Members desire to have no liability to third parties to the fullest extent provided under the Georgia Limited Liability Company Act;

WHEREAS, the Members desire that the Company be taxed as a partnership under the Internal Revenue Code of 1986, as amended; and

WHEREAS, the Members desire to set forth guidelines regarding the operations of the Company and certain other matters;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

SECTION ONE
DEFINITIONS; PRINCIPLES OF INTERPRETATION

Paragraph 1.1 Definitions. The following terms and expressions have, for all purposes of this Agreement, the meaning set forth below:

"Act" refers to the Georgia Limited Liability Company Act codified at Chapter 11 of Title 14 of the Official Code of Georgia Annotated, as subsequently amended from time to time. As used in this Agreement, any section of the Act (or a section codified in Chapter 11 of Title 14 of the Official Code of Georgia Annotated) is referred to as the "Act Section."

"Agreement" means this Agreement, as amended from time to time.

"Code" refers to the Official Code of Georgia Annotated and any reference to a section of the Code is referred to as the "Code Section."

"Company" means Augusta Entertainment, LLC, a Georgia limited liability company.

"Interests" means the equitable ownership interests of the respective Members in the capital of the Company.

"Manager" means the person, or persons, selected to act as the Manager, or Managers, of the Company, acting in that capacity only.

"Member" refers to any person or entity having an equitable ownership interest in the company, acting in that capacity only.

"Officer" refers to persons exercising the duties of any office of the Company, whether or not designated or elected as such, and includes the Managers of the Company.

"Party" refers to any one party to this Agreement, as identified in Paragraph 2.5, Schedule B and Schedule C of this Operating Agreement, and "Parties" refers to all of them collectively.

"Person" includes individuals, individuals acting in a fiduciary capacity, corporations, limited partnerships, limited liability companies, general partnerships, joint stock companies, joint ventures, associations, companies, trusts or other organizations, whether or not they are recognized as separate legal entities.

"Schedule of Membership Interests Percentages" refers to a schedule attached to this Agreement, as it may be amended from time to time, and that is incorporated into this Agreement by this reference as if it were completely set out within this Agreement, setting forth the respective interests owned by persons in the Company.

"Spouse" includes a current, former or deceased spouse of an individual Member or the estate, heirs at law or the beneficiaries under a will or trust of such spouse of an individual Member.

Paragraph 1.2 Entire Agreement. This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of and between the Parties. No amendment, modification or alteration of the terms or provisions of this Agreement is binding unless the persons who then hold a majority of the interests sign and execute the change in writing, and deliver the writing to that Officer of the Company responsible for maintaining the records of the Company.

Paragraph 1.3 Headings. The Section, Paragraph and Subparagraph headings are (a) for reference purposes only; (b) in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provisions of this Agreement; (c) not intended to be full or accurate descriptions of the content of such Section, Paragraph, or Subparagraph; and (d) not to be considered in the interpretation of this Agreement.

Paragraph 1.4 Applicable Law. For any and all purposes, this Agreement is governed by and construed in accordance with the laws of the State of Georgia and the United States of America which apply to it, including in particular, the provisions of the Georgia Limited Liability Company Act, codified at Code Section 14-11-100, et seq. Any action brought to enforce or construe this Agreement shall be brought in a federal or state court of appropriate jurisdiction which resides in Richmond County, Georgia.

Paragraph 1.5 Interpretation of Conflicting Provisions. If any conflict appears between the Articles of Organization of the Company, this Agreement, or the Act, the provisions of the Act govern the Articles of Organization, this Agreement, and the Articles of Organization govern this Agreement. Any such conflict is to be promptly resolved by the adoption of an amendment either to the appropriate provision of the Articles of Organization, or to the appropriate provision of this Agreement.

SECTION TWO
GENERAL PRINCIPLES

Paragraph 2.1 Organizational Documents. This Agreement, along with the Articles of Organization of the Company, constitutes the principal organizational document of the Company. As part of the organization of the Company, the Parties will have filed Articles of Organization for the Company in the Office of the Secretary of State of the State of Georgia, before or simultaneous with the effectiveness of this Agreement, and have thereby formed a limited liability company as defined under the Act. Accordingly, an original, executed copy of this Agreement and any and all amendments to this Agreement, and any notices under this Agreement are to be maintained as part of the records of the Company.

Paragraph 2.2 Objective of Agreement. This Agreement constitutes the code of regulations for the operation and management of the Company. This Agreement is adopted in order to fulfill the objectives of the Company and to exercise the powers conferred upon the Company under the Articles of Organization and the Act. The Parties desire to set out more fully in this Agreement, the purposes of the Company, the relationships among the Members, and other matters.

Paragraph 2.3 Name. The name of the Company is "Augusta Entertainment, LLC". The Company's business may be conducted under other names chosen by the Officers, Managers or the Members as trade names, and in addition, the Officers, Managers or the Members may change the name of the Company, in accordance with the Act, whenever, in their judgment such a change in the name of the Company is appropriate.

Paragraph 2.4 Scope of Business Activity. The business of the Company is to engage in any business or activity permitted by law.

Paragraph 2.5 Identification of Parties to Agreement. This Agreement is made by the following persons, who are parties to this Agreement:

Frank J. Lawrence
Shivers Hockey Investment, LLC

and upon acquisition of an interest in the Company as such, are Members of the Company.

Paragraph 2.6 Additional Parties. Additional persons may accede to and be added as parties to this Agreement and as Members of the Company in accordance with this Agreement, the Articles of Organization and the Act. In such case, and in addition to any other procedures and requirements specified elsewhere in this Agreement, the Articles of Organization, or the Act, the execution of an amendment to this Agreement is required that states the modification to all pertinent provisions in this Agreement relevant to the addition of such person, signed by the person or persons to be added, and by the requisite number of Members who then hold sufficient interests in the Company to approve the addition of the new Members.

Paragraph 2.7 Parties Bound by Agreement; Successors and Assigns. The terms, conditions and obligations of this Agreement inure to the benefit of and are binding upon the Parties to this Agreement and their respective successors, assigns, heirs and legal representatives

Paragraph 2.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which, for all purposes, is deemed to be an original and all of which constitute the same instrument. The signature of any party to any counterpart is deemed to be a signature to, and may be appended to, any other counterpart.

Paragraph 2.9 Time. Time is of the essence in this Agreement.

Paragraph 2.10 Terms of Agreement and Company Existence. The Company will exist until the date of dissolution provided in the Articles of Organization, or as sooner dissolved in accordance with the Articles of Organization, this Agreement or the Act.

Paragraph 2.11 Severability. Every provision of this Agreement is intended to be severable. If any term or provision of this Agreement is illegal, invalid, or unenforceable for any reason whatsoever, such illegality, invalidity or unenforceability does not affect the validity of the remainder of this Agreement.

Paragraph 2.12 Schedules. The following listed schedules to this Agreement form an integral part of this Agreement and are accepted as part of this Agreement by all of the Parties:

Schedule "A":	Articles of Organization of the Company
Schedule "B":	List of Members and Addresses of Record in the Company
Schedule "C":	Membership Interest Percentages

SECTION THREE
COMPANY OFFICES

Paragraph 3.1 Principal and Other Offices. The principal office for the transaction of business of the Company is to be located at such place as may be fixed from time to time by the Members or Managers. Branch offices and places of business may be established at any time by the Members or Managers at any place or places where the Company is qualified to do business, whether within or outside the State of Georgia.

Paragraph 3.2 Registered Office and Agent. The Company will designate a registered agent and registered office for service of legal process; these designations are to be filed with the Georgia Secretary of State as required by the Act. These designations may be changed at any time. In the event the Company fails to make a designation, or a registered agent resigns without a new designation of a registered agent and office, then the person who functions as the chief operating officer of the Company, and that officer's business address, are to be filed with the Secretary of State of the State of Georgia as the registered agent and office of the Company until the Company makes some other affirmative designation.

SECTION FOUR
MEMBERS; RIGHTS, POWERS AND LIMITATIONS

Paragraph 4.1 Rights, Powers and Limitations of Members. Members are entitled to the rights and powers, and subject to the limitations provided by the Act, the Articles of Organization, and this Agreement.

Paragraph 4.2 Acts Requiring Member Action. Unless those Members holding a majority of the Member Interests consent in writing, or by vote at a meeting of the Members, except as otherwise provided in this Agreement, the following acts shall not be taken:

(a) The alteration, amendment, repeal, or restatement of the Articles of Organization or this Agreement.

(b) The merger, acquisition or consolidation of the Company into any other business entity.

(c) The contribution of additional capital to the Company.

(d) An increase, reduction, conversion, subdivision or consolidation of the capital of the Company.

(e) Entering into any agreement or making any offer or granting any right capable of becoming an agreement to allot or issue additional Interests in the Company to persons not currently Members.

(f) The sale, lease, exchange or disposition of substantially all of the Company's business or assets.

(g) The authorization or recognition of any transfer in the Interests of the Company by a court of competent jurisdiction concerning a bankruptcy, insolvency, satisfaction of judgment, divorce or dissolution of marriage proceeding to a spouse or creditor of a Member.

Paragraph 4.3 Restrictions on Voting of Interests. Interests in the Company are voted only by the holder of record or in accordance with a proxy or an agreement providing for the voting of Interests.

SECTION FIVE
MEETINGS OF MEMBERS

Paragraph 5.1 Meetings. The Members shall not be required to hold meetings, except as otherwise provided in this Agreement. Section 14-11-310 of the Act shall not apply to this Company. Any meeting of the Members of the Company may be held either at the principal office of the Company or at any place in the United States within or outside the State of Georgia.

Paragraph 5.2 Special Meetings. A special meeting of the Members, for any purpose or purposes whatsoever, may be called at any time by any Officer, or by one or more Members holding not less than one-quarter of the voting power of the Company. Such a call for a special meeting must state the purpose of the meeting.

Paragraph 5.3 Notice of Meetings. The procedures in Section 14-11-311 of the Act govern notice of meetings, in addition to those Sections generally governing notice under this Agreement.

Paragraph 5.4 Waiver of Notice. Notice of any regular, annual or special meeting may be waived by any Member or Manager under Section 14-11-312 of the Act.

Paragraph 5.5 Voting. Any resolution, approval, appointment, designation, election, consent or other action of the Members shall be effectuated by majority vote (or by written consent by Members with a majority of the voting power). In any vote of the Members, votes shall be weighted in accordance with the percentage Member Interests of the Members entitled to vote, and the approval of a majority of the percentage Interests entitled to vote is required for any action. The approval rights set forth in Section 14-11-308 of the Act shall not apply to this Company.

Paragraph 5.6 Presiding Officer and Secretary. At every meeting of Members, the Manager of the Company, or if that Officer is not present, then the appointee for purposes of the meeting, presides. The Officer exercising the duties of a secretary, or if that Officer is not present, then the appointee for purposes of the meeting, shall record the minutes and take custody of all papers related to the meeting for delivery to the authorized Officer of the Company as soon as practicable. The presiding officer has no vote, unless the presiding officer is a Member of the Company otherwise entitled to vote.

SECTION SIX
MEMBER INTEREST REGISTER; TRANSFER

Paragraph 6.1 Investment Intent. The Members represent, warrant and acknowledge:

(a) that the Interests have been acquired for investment and have not been registered under the Georgia Securities Act of 1973, as amended, (the "Georgia Act") in reliance upon the exemptions contained in the Georgia Act, Section 10-5-9 (13), nor under the securities laws of any other state, nor under the federal Securities Act of 1933, as amended, (the "1933 Act") in reliance upon the exemptions contained in Sections 4(2) or 3(a)(11) of the 1933 Act;

(b) that the interests may not be sold or transferred except in transactions registered under the 1933 Act, or exempted from registration under, or otherwise in compliance with federal securities laws; or registered under the Georgia Act, or exempted from registration under the Georgia Act, or otherwise in compliance with Georgia securities laws and any other applicable state securities laws;

(c) that copies of the Articles of Organization and this Agreement, and other documents, any of which may restrict transfers and affect voting and other rights, may be obtained by a Member on written request to the Company;

(d) that the interests are transferable only upon compliance with the terms of the Articles of Organization of the Company, as on file with the Secretary of State of the State of Georgia, and with the terms of this Agreement, as on file at the registered or principal office of the Company.

Paragraph 6.2 Member Interests Register. The Company will keep at its principal office, or at the office of its transfer agent, wherever located, with a copy at the principal office of the Company, a book, to be known as the Member Interests Register, containing in alphabetical order the name of each Member of record, together with the Member's address, the proportion of the Member's Interests held by the Member and whether such Interests are entitled to vote, the Member's social security number or tax identification number, and date of issue. The Member Interests Register is to be maintained in current condition. Any and all changes in Members or their amount of capital contribution are formalized by the execution and filing of an amendment to the appropriate Schedule of this Agreement. The Member Interests Register (or the duplicate copy maintained at the principal office of the Company) is available for inspection and copying by any Member at any meeting of the Members upon request, or at other times upon the written request of any Member. The Member Interests Register may be inspected and copied either by a Member, or by the Member's duly authorized attorney or agent in person.

Paragraph 6.3 Transfers of Interests.

(a) Transfer of Interests. The Interests of a Member shall not be transferable without the consent of a majority in Interest of the Members. If a transfer or assignment is made without such approval, the transferee or assignee has no right to participate in the management of the business and affairs of the Company or to become a Member. The transferee or assignee is only entitled to receive the share of the profit or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

(b) Reports of Transfer of Member Interests. Each transfer of the Member Interests in the Company is to be reported to the Officer exercising the duties of a Secretary for the Company within ten (10) days after the closing of any agreement to buy or sell the affected Member Interests. In the event of a transfer by operation of law, whether due to death, a determination of physical, mental of financial incompetency, the appointment of a guardian or conservator, the initiation of bankruptcy proceedings, the entry of a court decree directing a transfer of the Member Interests of the limited liability company or otherwise, such transfer is to be reported to the Officer exercising the duties of a Secretary for the Company within ten (10) days after the event causing such transfer, supported by documents evidencing the nature and cause of the transfer, such as a court order or a death certificate.

Paragraph 6.4 Registered Members. Except as otherwise required by law, the Company is entitled to treat the person registered on its Member Interests Register as the Member of the Company to whom the rights of ownership of the pertinent proportion of the Interests in the Company belong, being the person exclusively entitled to receive notification and distributions, to vote and to otherwise exercise all the rights and powers of ownership and is not bound to recognize any adverse claim.

SECTION SEVEN
MANAGEMENT OF COMPANY

Paragraph 7.1 Designation of Management. The business and affairs of the Company are controlled by one (1) or more Managers, as provided in the Act. Throughout the paragraphs contained in this Section of the Operating Agreement, the use of the phrase "all Managers" refers to the total number of managers that the Company would have if there were no vacancies.

Paragraph 7.2 Qualifications and Number. Frank J. Lawrence shall be the initial Manager(s) of the Company, until otherwise provided by majority vote of the Members. The Members may provide for the appointment and removal of Managers, may set terms of office, and may set the precise number of Managers by a resolution of the Members from time to time.

Paragraph 7.3 Operating Manager. The Members may designate an Operating Manager as the chief executive and operating officer of the Company responsible for the general overall supervision of the business and affairs of the Company. The Operating Manager has the following responsibilities:

(a) When present, preside at all meetings of the Members and Managers of the Company.

(b) Sign, on behalf of the Company, deeds, mortgages, binders, contracts or other instruments that have been appropriately authorized to be executed, except in cases where the signing or execution is expressly delegated by this Agreement, by the Act, or by the Members to some other Officer or agent of the Company.

(c) Effectuate this Agreement and the regulations and decisions of the Members.

(d) Direct and supervise the operations of the Company.

(e) Establish charges for services and products of the Company, within any parameters set by the Members, as may be necessary to produce adequate income for the efficient operation of the Company.

(f) Set and adjust wages and rates of pay for all personnel of the Company within the budget established by the Members.

(g) Appoint, hire, and dismiss all personnel and regulate their hours of work and job responsibilities.

(h) Keep the Members advised in all matters pertaining to the operation of the Company, services rendered, operating income and expenses, financial position, and, to this end, prepare and submit a report to the Members at each regular meeting and at other times as may be directed by the Members.

(i) Such other duties as may be prescribed by the Members.

Paragraph 7.4 Other Management Officers. The Company may, at the discretion of the Members, designate other Managers to exercise such offices and with such responsibilities as the Members deem appropriate for the Company. A person need not be a Member to be selected as an Officer, and the same person may hold two (2) or more offices. The Managers will designate which officer of the Company has the responsibility for preparing minutes of the meetings of the Members and Managers, and for authenticating the records of the Company.

Paragraph 7.5 Limitation on the Powers of Managers. The authority of the Managers under this Agreement is limited by the provisions of the Act and the following:

(a) Without the written consent to the specific act by vote of the Members, the Managers have no authority to:

(1) Do any act in contravention of this Agreement or the Articles of Organization, as each may be amended from time to time.

(2) Do any act that would make it impossible to carry on the ordinary business of the Company, provided that the resignation by a Manager as Manager upon written notice to all other Managers and Members is not restricted.

(3) Possess Company property, or assign any rights in specific Company property for other than a Company purpose.

(4) Confess a judgment against the Company.

(b) The Managers have no authority to sell all or substantially all of the assets of the Company in a single transaction, unless consented to by vote of the Members.

Paragraph 7.6 Liabilities of Managers. The liability of Managers for their actions in the capacity of Managers under this Agreement is limited by the provisions of the Act.

Paragraph 7.7 Meetings. The Managers, by resolution, may provide for regular meetings, which may be held without further notice as and when scheduled in such resolution. Special meetings of the Managers may be called by the Operating Manager or by any two (2) or more Managers.

Paragraph 7.8 Notice of Meetings. The procedures in Section 14-11-311 of the Act govern notice of meetings of Managers, in addition to those Sections generally governing notice under this Agreement.

Paragraph 7.9 Waiver of Notice. Notice of any regular, annual or special meeting may be waived by any Manager under Section 14-11-312 of the Act.

Paragraph 7.10 Removal. Any or all of the Managers may be removed from office, with or without cause, by the affirmative vote of the holders of a majority of the Interests entitled to vote at any Members' meeting.

Paragraph 7.11 Vacancies. Any vacancy occurring among the Managers shall be filled by the plurality vote of a majority of the interests of the Members entitled to vote. Any Manager so appointed under this Section serves for the unexpired term of the Manager to whose place the appointee succeeds.

Paragraph 7.12 Committees. In the discretion of the Managers, the Managers from time to time may elect or appoint an Executive Committee or such other committee or committees as the Managers may see fit to establish. Each such committee will have and may exercise such authority and perform such functions as the Managers by resolution may prescribe within the limitations imposed by law.

Paragraph 7.13 Other Officers, Salaries and Bonds. The Managers elect all other officers of the Company not selected by the Members. The Managers will fix the compensation of these officers, unless pursuant to resolution of the Managers, the authority to fix compensation is delegated to the Operating Manager. The fact that any officer is a Member or Manager does not preclude it from receiving a salary or from voting upon the resolution providing the same. The Managers may, or may not, in their discretion, require bonds from either or all of the other officers and employees of the Company for the faithful performance of their duties and good conduct while in office.

Paragraph 7.14 Employment. Until otherwise determined by the Members, or the Managers or by the Operating Manager of the Company, Members (or officers, directors, employees, owners or other affiliates of Members) may be employed by the Company at such salaries and under such terms and conditions as agreed upon in separate employment agreements between such individual and the Managers of the Company. In all events, any expense incurred by any Member, Manager, Officer or employee of the Company which is reasonable and necessary in the conduct of the business of the Company is reimbursable in full to the person incurring such expense on behalf of the Company.

SECTION EIGHT
FISCAL MATTERS

Paragraph 8.1 Contracts, Deeds and Loans. All contracts, deeds, mortgages, pledges, promissory notes, transfers and other written instruments binding upon the Company are to be executed on behalf of the Company by a Manager or other authorized officer of the Company, or by the Company's chief executive officer as designated pursuant to this Agreement, or by such other persons or agents as the Managers or Members may designate from time to time. Any such instrument required to be given under the seal of the Company may be attested by that Manager or Officer having custody of the records of the Company.

Paragraph 8.2 Books of Account. The Managers, Officers and Members are to maintain the Company's books and records at a location designated by them. Members have the right of access to the books and records of the Company at any time during normal business hours.

Paragraph 8.3 Tax Returns. As soon as reasonably practicable after the end of each tax year, or other tax period (for federal and state income tax purposes), each Member is to be provided with copies of all federal and state tax returns prepared by the Company or by an independent certified public accountant selected by the Managers.

Paragraph 8.4 Tax Elections. Any tax elections that are available to the Company, being taxed as a partnership for tax purposes, may be exercised at the discretion of the Members having voting power, Managers or Officers.

Paragraph 8.5 Fiscal Year. The fiscal year of the Company is the calendar year. The tax year of the Company, for federal or state income tax purposes, is the calendar year.

SECTION NINE
MEMBER INTEREST PERCENTAGES AND CONTRIBUTIONS; DIVISION OF PROFITS AND LOSSES; ACCOUNTING ALLOCATIONS; DISTRIBUTIONS OF AVAILABLE CASH

Paragraph 9.1 Member Interest Percentages. The interests percentages of the Members in their respective capacities are set forth in Schedule "C" of this Agreement.

Paragraph 9.2 Initial Purchases. Each Member has or will initially purchase interests in the capital of the Company, the amount shown in Schedule "C" of this Agreement, as amended from time to time, whether in cash or in kind or for services rendered. Each member will receive an undivided interest in the equity of the Company, and will be entitled to share in the profits, surplus, losses and distributions of the Company, according to the percentage of their respective ownership in the interests of the Company as shown in Schedule "C" of this Agreement.

Paragraph 9.3 Additional Member Purchase of Interests. The Members may purchase in proportionate amounts additional interests deemed necessary for the operation of the Company, provided that in the event any Member declines, refuses or fails to purchase that member's proportionate share of any or all of the additional interests, this Agreement is to be amended pursuant to the procedures in this Agreement to reflect that member's proportionate decrease in Member interests, and to reflect the proportionate increase in Member interests of those Members who pay their proportionate share, or who, individually or collectively, elect to pay the share of those Members declining, refusing or failing to pay the additional interests.

Paragraph 9.4. Further Purchases of Interests. No Member is required to purchase any further interests in the Company in addition to those described in this Agreement.

Paragraph 9.5 Non-Pro Rata Capital Contributions. If the Members determine that a non-pro rata capital contribution has been made by a Member to the Company or a non-pro rata distribution has been made by the Company to a Member, then the Members will redetermine each Member's Membership Interest Percentage by comparing the balance in each Member's capital account to the aggregate balances of all the Members' capital accounts. The quotient, stated as a percentage of a Member's capital account balance divided by the aggregate capital account balances of all the Members, will be the Member's new Membership Interest Percentage. Solely for the purpose of determining the Members' new Membership Interest Percentage, the Members will adjust each Member's capital account balance prior to the non-pro rata capital contribution or distribution to take into account the fair market value rather than the adjusted basis of the assets of the Company; the fair market value of such properties shall be determined in order to compute the taxable gains and losses that would have resulted if such assets were sold. The amount of taxable gains and losses from such deemed sale shall be allocated to the Members in accordance with the provisions of Paragraph 9.7 and shall be deemed to be reflected in the capital account balances of the Members for purposes of this Paragraph 9.5. The capital account balance of each Member, adjusted to take into account the fair market value of the Company's assets and the disproportionate capital contribution or distribution, then will be compared to the aggregate capital account balances of the Members in order to determine the new Membership Interest Percentage of the Members. The new Membership Interest Percentage of the Members will become effective as of the date of the disproportionate capital contribution or distribution. For purposes of this Section 9.5, the Members shall use their best judgment in determining the undiscounted fair market value of the Company's assets and a professional appraisal of the value of the assets may, but need not, be obtained.

Paragraph 9.6 Members' Accounts. An individual capital account shall be maintained for each Member throughout the full term of the Company. Each Member's capital account will be increased by: (1) the amount of money contributed by it to the Company, including its capital contribution, (2) the fair market value of property contributed by it to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Internal Revenue Code), and (3) allocations to it of Company net income or net loss (or items thereof), including income and gain exempt from tax and income and gain described in Treasury Regulation 1.704-1(b)(2)(iv)(g), but excluding income and gain described in Treasury Regulation 1.704-1(b)(4)(i); and decreased by (4) the amount of money distributed to it by the Company, (5) the fair market value of property distributed to it by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Internal Revenue Code), (6) allocations to it of expenditures of the Company described in Section 705(a)(2)(B) of the Internal Revenue Code, and (7) allocations of Company loss and deduction (or item thereof), including loss and deduction described in Treasury Regulation 1.704-1(b)(2)(iv)(g), but excluding items described in (6) above and loss or deduction described in Treasury Regulation 1.704-1(b)(4)(i) or (b)(4)(iii). For purposes of this provision, a Member who has more than one Interest in the Company shall have a single capital account that reflects all such Interests regardless of the class of Interests owned by such Member and regardless of the time or manner such Interests were acquired.

Paragraph 9.7 Allocations. All deductions, credits, income, gains, losses and distributions of the Company for each year shall be determined as soon as possible after the close of each Company tax year and shall be allocated to each Member in accordance with the Member Interest percentage. However, all tax gains and losses recognized upon the sale of property contributed to the capital of the Company shall be allocated to the contributing Member in an amount equal to the difference between the fair market value and the tax basis of said property on the date of contribution, before allocation to the remaining Members as provided above.

Paragraph 9.8 Distributions. The Company may make distributions to its Members at any time at the discretion of all of the Members All distributions of Company property or money shall be distributed to each Member in accordance with the Member Interest percentages. Any distribution of property in kind shall be on the basis of the property's fair market value as determined by the Members.

Paragraph 9.9 Application of Proceeds. The Managers are authorized to apply the capital of the Company for such purposes and with such priorities in connection with the business of the Company as they determine in their discretion, subject to the provisions of this Agreement.

Paragraph 9.10 Withdrawal and Reduction of Capital. No Member has the right to withdraw or reduce that Member's original investment, except as may result by virtue of distributions, or as otherwise expressly provided in this Agreement. Further, no Member has the right to demand property other than cash in return for that Member's original investment.

SECTION TEN
TRANSFER OF INTERESTS IN COMPANY

Paragraph 10.1 General. A Member may not sell, assign, transfer or otherwise dispose of, or pledge, hypothecate or otherwise encumber its interest in the Company, in whole or in part, except as expressly permitted in this Agreement. The Members acknowledge that any act taken by any Member in violation of the Act or this Agreement is null and void ab initio.

Paragraph 10.2 Standard for Transfers of Interests. The following standards govern any transfers of interests in the Company by any Member:

(a) Interest Held for Investment. Each Member affirms that the interest in the Company has been purchased by that Member and is held by that Member only for investment, and that the Member does not have any intention to distribute, divide, or resell that interest in the Company.

(b) Restrictions on Transfers. No Member may assign, mortgage, pledge, sell or otherwise transfer the whole or any portion of that Member's interests in the Company without the consent of a majority in interest of all other Members, and provided that:

(1) Any or all of the Members are permitted to transfer all or any portion of their respective interests into one or more corporations, partnerships or limited liability companies controlled by the same without the consent of any other Member.

(2) Disposition is not made to any person who is incompetent or has not attained the age of majority, or to any person not lawfully empowered to own such interest.

(3) Disposition is made with the consent of a sufficient proportion of the Members, none of whom is obligated under any circumstances to give consent.

(4) The Member who makes the disposition and the person receiving the disposition will execute and deliver to the Managers all instruments necessary in connection with the disposition as are in a form satisfactory to the Managers.

(5) Disposition will not result in either:

(i) termination of the Company for purposes of federal income taxation, unless the disposition is given consent by a majority in interest of the Members, or

(ii) a violation of any federal or state securities law.

(6) Any person to whom a disposition is made, including any person who purchases an interest in the Company through foreclosure of a pledge or of a security interest, will not be considered to be a Substituted Member within the meaning of the Act, with respect to that interest in the Company, except as provided in this Agreement. Any person who receives, or is assigned a disposition of an interest in the Company will only be entitled to receive that share of the profit or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled, and all other rights and duties associated with that interest in the Company will remain with the person or entity making the disposition of or assigning the interest in the Company.

(c) Preservation of Company. If necessary, the Company is to be reconstituted upon the same terms and conditions specified in this Agreement, with all Members joining in such reconstitution, if required due to a withdrawal of a Member.

(d) "Withdrawal" Defined. As used in this Section of this Agreement, "withdrawal" includes the separation of the Member due to death, dissolution, insanity, bankruptcy, retirement, resignation, expulsion, operation of law, or any other incapacity or circumstances that prevent the Member from effectively discharging the duties of a Member under this Agreement.

Paragraph 10.3 Substitution of a Member. The following provisions govern the substitution of a Member:

(a) Consent for Substitution. An assignee of an interest of a Member may become a Substituted Member with respect to that interest only with the consent of a majority in Interest of the Members and provided:

(1) The person seeking to be recognized as a Substituted Member will execute and deliver to the Managers all instruments necessary in connection with the admission of a person as a Substituted Member as are in a form satisfactory to the Managers.

(2) The person seeking to be recognized as a Substituted Member assumes all obligations of his predecessor in interest as a Member, that may exist.

(3) The person seeking to be recognized as a Substituted Member pays for all expenses incurred by the Company in connection with that person's recognition as a Substituted Member.

(b) Amendment of Agreement. This Agreement may be amended in accordance with the Act once the provisions of the preceding subparagraph of this Agreement are met. Further, the Managers and Members will take all other steps, that in their opinion, are reasonably necessary to admit such person within the meaning of the Act as a Substituted Member.

(c) Status of Substituted Member. Upon the admission of a Substituted Member, the Substituted Member will enjoy all of the rights and duties incident to the Interest with respect to which the substitution has occurred. Neither the assignment of an Interest of a Member, nor the admission of an assignee as a Substituted Member relieves the assignor of any duties or obligations that arose prior to the assignation except to the extent provided in writing in a document signed by the assignor, the Substituted Member and the Members or Managers of the Company.

Paragraph 10.4 Certain Events as to Members. The legal incompetency, bankruptcy, dissolution or death of a Member does not dissolve the Company unless the dissolution occurs as a matter of law. In that event, the Company is to be reconstituted on the terms and conditions contained in this Agreement by the Members.

Paragraph 10.5 Status of Legal Successor to Member. A personal representative, guardian, or other successor in interest, or the estate of the Member who has become incompetent, bankrupt, dissolved or died may exercise the following rights:

(a) Hold the interest of the Member only as if an assignee of the Member.

(b) Assign any or all of the interest of the Member, subject to Paragraph 10.3 of this Agreement.

(c) Be substituted for the Member as a Substituted Member in the Company, as provided in Paragraph 10.4 of this Agreement.

SECTION ELEVEN
DISSOLUTION AND WINDING-UP OF COMPANY

Paragraph 11.1 Dissolution. The Company is to be dissolved upon the occurrence of either of the following events or circumstances:

(a) Election to Dissolution. The decision by the Members that it is in the best interests of the Company to dissolve.

(b) Judicial Dissolution. The entry of a decree of judicial dissolution under the Act.

The Company shall not dissolve upon an event of dissociation under the Act.

Paragraph 11.2 Procedures for Winding Up Company. The following principles govern the winding-up of the Company affairs when the Company is to be dissolved without being reconstituted.

(a) "Administrator" Defined. The term "Administrator" refers to either the Managers, or in the absence of any Managers, then one (1) or more receivers appointed either by a majority in interest of the Members, or by a court of competent jurisdiction.

(b) Responsibility for Administration. In the event that the Company is being dissolved, the Administrators will be responsible for administration of the Company for the purpose of winding up the Company's affairs.

(c) Accounting. The Administrator is to take full account of the Company's assets and liabilities, with assistance from the Company's accountants. Upon completion of the inventory following the date of liquidation, each Member shall be furnished with a statement prepared by the Company's accountants. The statement shall itemize the assets and liabilities of the Company as of the date of complete liquidation.

(d) Authority to Liquidate. The Administrator shall liquidate the assets of the Company as promptly as is consistent with obtaining the fair value of the assets. A reasonable time, including without limitation any time required to collect deferred payment obligations, shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Administrator to minimize the normal losses attendant upon the liquidation.

(e) Authority to Handle Deferred Payment Obligations of the Company. Subject to the applicable provisions of this Agreement, the Administrator has authority to sell any, all or substantially all of the assets of the Company for deferred payment obligations, and to hold, collect and otherwise administer any deferred payment obligations held by, or acquired as assets of, the Company, regardless of the terms of such obligations.

(f) Reconstitution of Company. In the event that the Administrator reacquires an asset sold in the process of liquidation, as a result of the efforts to collect payment of any deferred payment obligation to the Company, and if there remain Managers in the Company, and they so determine, then the Company will be reconstituted as to the reacquired asset on the terms and conditions set forth in this Agreement.

(g) Return of Investment or Contributions. The Managers are not personally liable for the return of the original investment or contributions of the Members, in whole or in part. Any return is to be made solely from Company assets in accord with the express provisions of this Agreement.

(h) Priorities of Applications of Proceeds. The Administrator shall apply the proceeds from the liquidation of the assets of the Company in the following order of priorities:

(1) Repayment of all creditors of the Company, including creditors who are Members, to the extent permitted by law, in satisfaction of all liabilities of the Company other than the liabilities for distributions to Members under this Agreement.

(2) Establishment of a reasonable reserve for contingencies.

(3) Payment to all Members in satisfaction of liabilities for distributions to Members under this Agreement.

(4) Payments to all Members pro rata to the extent of positive balances in each Member's respective capital accounts.

(5) Payment to all Members pro rata in accordance with the Membership Interest Percentages.

(i) Formalities of Dissolution. Upon compliance of the Administrator with the distribution plan in this Section of this Agreement, the Members will execute and acknowledge any certificates required by the Act in order to dissolve the Company, and cause the certificates to be filed in accordance with the Act.

SECTION TWELVE
MISCELLANEOUS

Paragraph 12.1 Indemnification. The Company may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company by reason of the fact that the person is or was a Member, Manager, Officer, employee or agent of the Company, or when applicable, as an administrator appointed to wind up the Company under the windup provisions of this Agreement, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the Members determine that the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not in itself create a presumption that the person did or did not act in good faith and in a manner which the person reasonably believed to be in the best interest of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that the conduct was unlawful.

Paragraph 12.2 Conflict of Interest Transactions. Except as otherwise provided in this Agreement, Act Section 307 shall govern any transaction that may give rise to conflict of interests for Members or Managers of the Company.

Paragraph 12.3 Reimbursement of Managers, Officers and Members. The Managers, Officers and Members of the Company may be reimbursed for all expenses reasonably incurred in the performance of their duties on behalf of the Company.

Paragraph 12.4 Reimbursement of Expenses of Organization. All expenses of operations of the Company, including labor costs, will be borne by the Company. The Company is to pay all the costs of its formation, and is to reimburse all organizers for formation expenses to the extent an organizer has paid for expenses related to the formation of the Company.

Paragraph 12.5 Company Property. The legal title to the real or personal property of the Company, or interest in that property, now or later owned or acquired by the Company is to be owned, held or operated in the name of the Company, and no Member, individually, may have any ownership of Company property.

Paragraph 12.6 Agreement for Further Execution. At any time or times upon the request of the Managers, or, the administrator if applicable under the winding up provisions of this Agreement, the Members agree to sign and swear to any Certificate required by the Act, to sign and swear to any amendment or cancellation of a Certificate whenever an amendment or cancellation is required by law or by this Agreement, and to cause the filing of a Certificate, amendment or cancellation for record wherever required by law.

Paragraph 12.7 Parties in Interest. Subject to the provisions contained in this Agreement, each and all of the covenants, terms, provisions and agreements contained in this Agreement are binding upon and inure to the benefit of the Parties to this Agreement and their respective heirs, assigns, successors and legal representatives.

SECTION THIRTEEN
AMENDMENTS

No amendment to this Agreement or to the Articles of Organization shall be effective until it has been approved in writing by the Members. Oral amendments that are not otherwise set forth in writing shall have no effect.

SIGNATURES ON FOLLOWING PAGE(S)

IN WITNESS WHEREOF, this Agreement has been executed as of the date the Company was formed freely and voluntarily made by the Member after full and complete consideration of all relevant facts at hand.

MEMBERS:

_______________________________ (SEAL)
FRANK J. LAWRENCE

SHIVERS HOCKEY INVESTMENTS, LLC

By: _______________________________
Its Managing Member

[SEAL]

SCHEDULE "A"
Articles of Organization

See Attached

SCHEDULE "B"
List of Members and Addresses

Member	Address
Frank J. Lawrence	Bobby Jones Ford 3480 Wrightsboro Road Augusta, Georgia 30909
Shivers Hockey Investments, LLC	725 Broad Street Augusta, Georgia 30901

SCHEDULE "C"
Membership Interest Percentages

Member	Interests	Interests Amount	Percentage Interest
Frank J. Lawrence			50%
Shivers Hockey Investments, LLC			50%

EXHIBIT 6.1

ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT made and entered into as of the 14th day of August, 2003, by and between AUGUSTA LYNX, INC., a Georgia corporation, as "Seller", and AUGUSTA ENTERTAINMENT, LLC, a Georgia limited liability company, as "Buyer."

WHEREAS, Seller owns and operates a hockey team located in Augusta, Georgia which is a member of the East Coast Hockey League ("ECHL") known as the Augusta Lynx (the "Business").

The Business was started in about 1995 by Peter T. Gillespie in Raleigh, North Carolina, and was incorporated in 1995 as a North Carolina corporation under the name of Raleigh Icecaps, Inc.

In about 1998, the Business was moved to Augusta, Georgia and Augusta has been its home from 1998 until today.

Effective January 14, 1999, Raleigh Icecaps, Inc. was merged into Augusta Lynx, Inc. with the Seller being the surviving corporation and Raleigh Icecaps, Inc. ceasing to exist. Pursuant to this merger, all of the property of the Raleigh Icecaps, Inc. became the property of the Seller, including the Business.

WHEREAS, Seller wishes to sell the Business to Buyer, including all property owned or used by the Seller in connection with the Business.

THEREFORE, in consideration of the respective representations, warranties and covenants contained herein, Buyer and Seller hereby agree as follows:

1 Transfer of Assets.

1.1 Assets. The Assets being purchased by Buyer consist of all assets of Seller owned or used by Seller to operate the Business ("Assets") and consist of those assets described below, excluding, however, the Excluded Assets defined in Paragraph 1.2 below.

1.1.1 All tangible personal property of Seller including, without limitation, all furniture, fixtures, leasehold improvements, equipment, inventories and supplies owned by the Business, all computer software and hardware, all customer mailing and prospects lists, lists of season ticket purchasers for prior seasons and for the upcoming 2003-2004 season, lists of advertisers, sponsors and promoters for prior seasons and the upcoming 2003-2004 season together with replacements and additions, photographs, drawings, graphs, video, film, promotional materials, design work, design specifications, graphics, databases, electronic files and tangible records and true and accurate excerpts of the portion of Seller's general ledger containing financial information pertaining solely to the Business. Certain fixed Assets and other tangible personal property of Seller being sold pursuant to this Agreement are listed in Exhibit 1.1.1 which list does not include all of the Assets.

1.1.2 All digital files; all collateral materials, databases containing advertiser and marketing contact information; all advertising and marketing records; and licensing records.

1.1.3 All of Seller's accounts receivable, including those described in Exhibit 1.1.3, which are conveyed without any warranty or representation of collectability.

1.1.4 The trailers and vehicles listed on Exhibit 1.1.4 which require the transfer of a certificate of title or registration issued by a governmental agency.

1.1.5 All intangible property of Seller including all trade names, trademark rights, service mark rights, logos, mascots and variations thereof and all copyrights, copyright applications, work for hire, patents, trademarks, service mark applications, trademark applications, trade names, series titles, trade secrets, know-how, technical data, digital files, programming, inventions, processes, intellectual property, and all goodwill associated therewith, and other similar intangible rights and interests owned by the Seller and used in connection with the Business, including, without limitation, those listed in Exhibit 1.1.5.

1.1.6 All rights of Seller to use, pursuant to license, sublicense, agreement or permission, all patents, trademarks, trade names, copyrights or software (collectively "Licensed Property"), listed in Exhibit 1.1.6, necessary for the operation of the Business as presently conducted and presently proposed to be conducted except as listed in Exhibit 1.1.6.

1.1.7 All rights to the internet domain names owned by Seller including those listed in Exhibit 1.1.7 and all other electronic media used exclusively in connection with the operation of the Business, including, without limitation, the Internet websites located at such domain names.

1.1.8 All rights to the content of the Internet websites owned by Seller and maintained at the locations listed on Exhibit 1.1.8.

1.1.9 All rights of Seller in the following contracts, agreements and other written or oral arrangements to which Seller or any wholly-owned subsidiary of Seller is a party (collectively, the "Assigned Contracts"), including:

1.1.9.1 any written or oral arrangement for the lease or use of personal property from or to third parties;

1.1.9.2 any written or oral arrangement (or group of related written arrangements) for the purchase or sale of materials, commodities, supplies, equipment, uniforms, hockey sticks, products or other personal property or for the furnishing or receipt of services;

1.1.9.3 any written or oral arrangement concerning confidentiality or non-competition;

1.1.9.4 any written or oral arrangement involving the Seller, including contracts, options, work for hire, employments, commission representative, coaching contracts and player contracts;

1.1.9.5 all contracts or other documents on which Seller bases its authority to be a member of and participate in the ECHC, conduct and sponsor ECHC hockey games, use the Augusta-Richmond County Civic Center, to occupy the office space in the Bell Auditorium and to otherwise conduct the Business;

1.1.9.6 Any other written or oral arrangement (or group of related written or oral arrangements).

1.1.9.7 All other contracts, whether fully performed or fully or partially executory, including, but not limited to:

(i) All permissions, rights and licenses to use matter the rights to which is held by third parties;

(ii) All licensing agreements to which Seller is a party, whether as licensor or licensee; and

(iii) All distribution agreements.

The Assigned Contracts include the contracts, agreements and other arrangements that are listed in 1.1.9.

None of the Assigned Contracts that are not listed on Exhibit 1.1.9, whether written or oral, involve payments or receipts, in the aggregate, in excess of Twenty-Five Thousand ($25,000.00) Dollars.

1.1.10 All permits, licenses, telephone numbers, directory listings, yellow page advertising, post office boxes, facsimile numbers, mailing permits and e-mail addresses of the Seller, including but not limited to those listed in Exhibit 1.1.10, to the extent assignable.

1.1.11 All goodwill, trade secrets and technical expertise or knowledge of the Business, including, without limitation, any written manuals, software and computer software programs and storage devices containing said expertise and knowledge.

1.1.12 All advertising lists, customer lists, season ticket purchase lists, retailer lists and other intangible assets of the Business including, but not limited to, those set forth on Exhibit 1.1.12.

1.1.13 All prepaid expenses, promissory notes receivable, and security deposits.

1.1.14 All of Seller's interest as lessee or licensee in the real property leases or licensee agreements listed in Exhibit 1.1.14.

1.1.15 All other tangible and intangible personal property of the Business and Seller except the Excluded Assets.

The term "Tangible Personal Property" as used in this Agreement means all tangible property of the Seller except the Excluded Assets.

The term "Intangible Personal Property" as used in this Agreement means all intangible property of Seller except the Excluded Assets.

1.2 Excluded Assets. The Excluded Assets consist of cash, at the close of business on August 13, 2003, furniture located in apartments owned by George Gillespie, III in Augusta, Georgia, and the assets of the Augusta Lynx Foundation.

1.3 Transfer Taxes. The consideration payable by Buyer, as specified herein, does not include any applicable sales taxes, use or user taxes, income taxes, other taxes or license transfer charges or fees of any kind imposed upon the transfer of the Assets from the Seller to Buyer. Buyer shall be solely responsible for the payment of all sales and use taxes, license transfer charges or fees, and Seller will be responsible for any other charges, taxes or fees owed because of the sale.

1.4 Payments to Seller and Payments by Seller. At Closing Buyer shall pay to Seller for the Assets, Business and the Covenants Not to Compete (described below) a total of One Million One Hundred and Forty-Five Thousand Dollars ($1,145,000.00) (the "Purchase Price"). The Purchase Price will be paid as follows:

1.4.1 $25,000.00 as a deposit, shall be placed in escrow upon the signing of this Agreement with the law firm of Klosinski Overstreet, LLP ("Escrow Agent"). At Closing, this deposit shall be delivered to Seller and credited against the purchase price. If this transaction is not closed because of Buyer's failure to perform its obligations hereunder, then the deposit shall be paid by Escrow Agent to Seller. If this transaction is not closed because of Seller's failure to perform the obligations hereunder, or any of the Seller's warranties and representations are found to be untrue or the conditions of closing are not satisfied, then the deposit shall be paid by Escrow Agent to the Buyer.

1.4.2 $1,120,000.00 shall be paid to Seller in cash at the Closing.

1.5 Assumed Obligations. At Closing Buyer will assume only the obligations of Seller arising after the Effective Date of Closing (defined in Section 9 below) under the Assigned Contracts, which collectively constitute the "Assumed Obligations":

1.6 Payment of Obligations By Seller. All obligations of Seller arising up to and including the Effective Date of Closing on the contracts making up the Assumed Obligations, on the Seller's accounts payable and otherwise owed or arising as a result of, or out of the operation of, the Business shall be paid at or prior to the Closing or out of Seller's proceeds from the Purchase Price. If there is not adequate information to make any such payments then an adequate reserve therefore shall be placed in escrow with the Escrow Agent and held to pay these obligations as soon as possible. If there is any excess remaining in the escrow account after all obligations have been paid, it shall be paid by Escrow Agent to Seller. If there are not sufficient funds in the escrow account to pay these obligations, Seller shall pay the amount of such deficiency to Escrow Agent upon demand.

2. Representations and Warranties of Seller. Seller represents and warrants to Buyer as of the date of this Agreement as follows (for purposes of the representations and warranties of Seller set forth in this Section 2, and otherwise in this Agreement as it relates to Seller, "knowledge" means actual knowledge of Seller, by Peter T. Gillespie, George Gillespie, III, E. Mark Vieira or Larry Tish, Jim Burton or Sue Reynolds, or actual knowledge by any such person of facts which would place a reasonable person on notice of the matter as to which knowledge is an issue:

2.1 Organization. Seller is a Georgia corporation, is duly organized, validly existing and in good standing under the laws of that state and has the power to own its property and carry on its business as now being conducted. Seller has no partially or wholly-owned subsidiaries and is not a partially or wholly owned subsidiary of any other entity. Copies of the Articles of Incorporation and Bylaws of Seller are attached as Exhibit 2.1. Seller's Federal Tax Identification Number is 56-1931943.

2.2 Qualification to do Business. Seller is qualified to do business and in good standing in each jurisdiction (if any) where failure to do so could have a material adverse effect on the Business.

2.3 Stockholders. The stockholders of Seller are as listed in Exhibit 2.3.

2.4 Valid and Binding. The execution, delivery and performance by the Seller of this Agreement and the transactions contemplated hereby are within the corporate powers of the Seller and have been duly authorized by the Stockholders and Directors of Seller. Copies of the Corporate Resolutions of Seller authorizing the transactions contemplated hereby are attached as Exhibit 2.4. This Agreement constitutes a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, subject only to bankruptcy, insolvency, reorganization, fraudulent conveyance and transfers and moratorium and other similar laws of general application affecting the enforcement of creditors' rights generally, and to general principles of equity.

2.5 Financial Statements. Attached as Exhibit 2.5 are the following ("Financial Statements"): (i) unaudited balance sheet of the Seller and of the Business for the year ended December 31, 2002 and for the period ended August 13, 2003, (ii) profit and loss statements for Seller and the Business for such dates, and (iii) explanation of accounting methodology, including without limitation, valuation of inventory and accounts receivable and adjustments for returns and obsolescence. Except as provided in Exhibit 2.5, these Financial Statements, together with and subject to any notes thereto, are in accordance with the books and records of Seller, have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP"), on a consistent basis throughout the periods covered thereby, and present fairly and accurately the financial position of the Business as of the dates of such balance sheet, and the results of operations for the periods described (subject to normal year-end adjustments which will not be material individually or in the aggregate).

2.6 Subsequent Material Adverse Events. Since August 13, 2003, except as disclosed in Exhibit 2.6 attached hereto, there have been no material adverse changes in the Assets or in the general affairs, management or financial position of the Business or the Assets.

2.7 Labor Matters. There are no unfair labor practice charges pending against Seller. To the best of Seller's knowledge, Seller has not engaged in any unfair labor practices. The Business is not affected by any present or threatened strike or other labor disturbance, nor is any union representing or attempting to represent any employee of Seller as collective bargaining agent other than the Professional Hockey Players Association. In addition, there are no pending or, to Seller's knowledge, threatened matters, written or oral, before the Equal Employment Opportunity Commission ("EEOC"), or the Georgia Department of Labor.

Seller is not a party to any agreements with unions or any collective bargaining agreements other than through the ECHL with the Professional Hockey Players Association.

2.8 Noncontravention. The performance of this Agreement by Seller will not conflict with or violate in any material respect the provisions of any statute, regulation, decree, agreement or instrument binding upon Seller.

2.9 Real Estate Owned. Seller does not now own and has never owned any real estate.

2.9.1 In connection with the license agreement for use of the Augusta-Richmond County Civic Center and the oral agreement for use of the office facilities in the basement of the Bell Auditorium to be assigned to Buyer by Seller at Closing (as further described in Exhibit 1.1.14):

2.9.1.1 Seller has the right to assign its interests as licensee or tenant to Buyer or has obtained all necessary consents.

2.9.1.2 Seller has made all payments due on said license agreement and oral agreement.

2.9.1.3 Seller has performed in all material respects all other obligations required under said license agreement and oral agreement.

2.9.1.4 Seller is not in default under any material term of said license agreement or oral agreement and has not been notified by the licensor and landlord that it is in default or has breached any material terms of any of said license agreement or oral agreement.

2.9.1.5 To Seller's knowledge, the tract of licensed property and the property used for the offices is properly zoned for the uses made of it by Seller.

2.9.1.6 Seller has not made any assignments of, or given any third party any rights of any kind in Seller's licensee interest or use interest in the offices.

2.10 Title and Condition of Tangible Personal Property.

2.10.1 Seller has and will have at Closing good and marketable title to all Tangible Personal Property included as part of the Assets, free and clear of all liens, leases, encumbrances or restrictions, except as set forth on Exhibit 2.10 attached hereto, and except for liens for taxes not yet due and payable and similar liens arising by operation of law in the ordinary course of business. Seller has the right to convey the Tangible Personal Property without the consent of any third party. None of the Tangible Personal Property has been pledged, mortgaged or assigned.

2.10.2 The Assets have been maintained in accordance with normal industry practice, and are to the knowledge of Seller (i) in good operating condition and repair (subject to normal wear and tear), (ii) suitable for the purposes for which used, and (iii) conform with all applicable ordinances, regulations and other laws.

2.11 Assigned Contracts. Except as set forth on Exhibit 2.11 hereto, (i) all of the Assigned Contracts are in full force and effect, are binding on the parties thereto, and are assignable to the Buyer, (ii) the Seller has performed in all material respects all the obligations imposed upon it under the Assigned Contracts and required to be performed as of the date hereto, (iii) none of the other parties to the Assigned Contracts has given notice to the Seller that the Seller is in default thereunder, (iv) neither Seller nor (to Seller's knowledge) any other party to the Assigned Contracts is in default of any material provision thereof, and (v) all payments due under the Assigned Contracts for periods prior to the Effective Date of Closing have been or will be made by Seller. True, accurate and complete copies of all Assigned Contracts have been (to the extent available) provided to Buyer prior to Closing.

Those Assigned Contracts which are not assignable without a third party consent are listed on Exhibit 2.11. Seller shall use its best efforts in obtaining said consents.

2.12 Governmental Licenses and Permits. Seller does not hold any governmental licenses and permits relating to the operation of the Business as currently conducted (the "Licenses") except an Augusta business license. To Seller's knowledge, no other Licenses from any governmental body are required in order for Seller lawfully to conduct the Business as currently conducted.

2.13 Intangible Property. All Intangible Property owned by Seller is included within the Assets, and none of the Intangible Personal Property has been pledged, mortgaged or assigned nor has any right or interest therein been pledged, mortgaged or assigned to any third party. With respect to such Intangible Property:

2.13.1 Seller has and will have at Closing good and marketable title to all Intangible Property free and clear of all liens, leases, encumbrances, restrictions or third party rights and claims, except as set forth on Exhibit 2.13.1 attached hereto.

2.13.2 All copyrights of Seller (i) were created or developed for, and are owned by, the Seller as works-made-for-hire, or (ii) are copyrights to which Seller has acquired the unencumbered ownership, by purchase, assignment or other transfer.

2.13.3 No registered copyright, trademark, service mark or patent used in the Business has lapsed, expired or been abandoned or canceled, or is subject to any injunction, judgment, order, decree, ruling or charge or is subject to any pending or, to the Seller's knowledge, threatened oppositions, cancellations, interferences or other proceedings before the United States Patent and Trademark Office, the Trademark Trial and Appeals Board, the United States Copyright Office or in any other registration authority in any country.

2.13.4 There are not, to Seller's knowledge, any third-party uses of the trademarks or trade names, or closely related products or services, that would be likely to cause confusion with respect to Seller's or Buyer's use of the trademarks or trade names, but Foot Locker Retail, Inc. corporation has filed with the United States Patent and Trademark Office an application for the use of the word "Lynx" in regard to clothing.

2.13.5 There are not, to Seller's knowledge (except for valid licenses granted by Seller thereto and listed in Exhibit 2.13.5), any third party uses of any material copyrighted by Seller in violation of such copyrights.

2.13.6 To Seller's knowledge, there are no existing or threatened claims or proceedings by any third party relating to Seller's use, registration, or ownership of the trademarks, service marks, patents, copyrights, trade names, services names, logos or mascots listed in Exhibit 1.1.5.

2.13.7 Except as set forth in Exhibit 2.13.7 as otherwise described herein or set forth on Exhibits hereto, Seller has not granted any licenses to or authorized any third parties to use the trademarks, service marks, patents, copyrights, trade names, services names, logos, mascots or any other tangible or intangible Asset or right being sold to Buyer pursuant to this Agreement.

2.13.8 The Seller owns or has the right to use, or has obtained valid and enforceable contracts, licenses and permissions to use, all such trademarks, service marks, patents, copyrights, trade names, services names, logos or mascots necessary to conduct the Business as presently conducted.

2.13.9 The Seller has all rights in the Intangible Property (i) the absence of which would have a material adverse effect on the Business as it is currently conducted and as proposed to be conducted by the Seller, and (ii) such rights will not be adversely affected as a result of or in connection with the execution and delivery of this Agreement, the Closing or the consummation of any of the transactions contemplated hereby.

2.14 No Libel or Defamation. No materials published or proposed to be published by the Seller in connection with the Business contain material which is defamatory, libelous, obscene or injurious, or violates the rights of privacy or publicity or other rights of any third party.

2.15 Licensed Property. Exhibit 1.1.6 includes a complete list of all Licensed Property which Seller has the right to use pursuant to license, sublicense, agreement or permission and which are necessary for the operation of the Business. Seller represents and warrants (a) Seller's use of the Licensed Property does not extend beyond the scope of the license, sublicense, agreements or permission granted or otherwise infringe upon the Licensed Property rights licensed to the Seller, (b) Seller has not granted any sublicense in the Licensed Property to third parties, and (c) Seller has the right to assign and, Buyer will have the right to use, the Licensed Property without obtaining the consent of anyone.

2.16 Domain Names. All Domain Names owned by Seller are included within the Assets, and none of the Domain Names has been registered, changed, pledged, mortgaged or assigned nor has any right or interest therein been pledged or assigned to any third party.

2.16.1 Seller has and will have at Closing good and marketable title to all Domain Names free and clear of all liens, leases, encumbrances, restrictions or third party rights and claims, except as set forth on Exhibit 2.16.1 attached hereto.

2.16.2 Seller has paid all fees to maintain its Domain Name registrations in good standing with Network Solutions, Inc.

2.17 Assets. Except for the Excluded Assets, the Assets constitute all assets required to operate in all material respects the Business as presently conducted.

2.18 Conduct of Business. The Business is the only business in which Seller currently is engaged or has been engaged. The Business is now being conducted in all material respects in compliance with all United States federal, state, and local laws, rules and regulations of all governmental authorities. The execution and delivery and performance of this Agreement by the Seller do not require the consent or approval of or filing with any person, entity or public authority, except as set forth in Exhibit 2.18.

To Seller's knowledge, Seller has not engaged in any activities or failed to take any action, the consequences of which in any material respect would be to violate any United States federal, state, or local law. Specifically, Seller has not engaged in any marketing, pricing or sales activities, or any other policies or practices which in any material respect would violate any United States federal, state, or antitrust laws or trade regulation laws.

There are no proceedings or investigations pending or, threatened in connection with any alleged violations by Seller of United States federal, state, or local law, including without limitation, in connection with Seller's marketing, pricing or sales activities by United States federal, state, local or other authorities.

2.19 Intentionally left blank.

2.20 Intentionally left blank.

2.21 Litigation. Except as disclosed in Exhibit 2.21 attached hereto, there is no legal action or other proceeding presently before any court or any governmental or administrative agency or in arbitration, or any governmental or other investigation pending or threatened or any claim pending or threatened against or relating to Seller, or the operation of the Business or Seller's ability to perform under this Agreement. Further, there are no existing facts or circumstances reasonably expected to constitute the basis for the institution of any such legal action, proceeding or governmental investigation or the assertion of any such claim.

2.22 Seller's Only Business. The operation of a hockey team as a member of and in association with the ECHL is the only material businesses in which Seller is engaged or has ever been engaged.

2.23 Subsequent Events. Except current liabilities incurred or paid in the ordinary course of business and obligations under contracts entered into or performed in the ordinary course of business or otherwise disclosed in Exhibit 2.23 attached hereto, or disclosed in this Agreement or the Exhibits hereto, Seller has not, since the date of the most recent Financial Statements:

2.23.1 Incurred or become subject to any obligations or liabilities (absolute or contingent) affecting the Assets or the Business, except in the ordinary course of business or as may be required to consummate the transactions contemplated hereby prior to Closing;

2.23.2 Mortgaged, pledged or subjected to any lien, charge or encumbrance any of the Assets; or

2.23.3 Suffered any other event or condition of any character which has materially adversely affected the Assets or the Business.

2.24 Relationships. Except as listed in Exhibit 2.24, to its knowledge Seller enjoys good relationships with and has received no notice or other communication from its present customers, advertisers, sponsors, season ticket holders, players, coachers, the ECHL, retailers and suppliers, and has no knowledge of any matters which have caused a material adverse change in its relationship with any customers, advertisers, sponsors, season ticket holders, players, coachers, the ECHL, retailers or suppliers or any objection to the execution of this Agreement that would indicate that these relationships should not continue after the Closing.

2.25 Accounts Receivable. The accounts receivable reflected in the Financial Statements attached hereto as Exhibit 2.5 and the accounts receivable resulting from the operation of the Business to the Closing Date are valid and binding obligations of the account debtors, free from setoff or counterclaim, but no warranty of the financial collectability is made.

2.26 Employees. A list of all of Seller's employees and independent contractors employed or engaged by Seller in connection with the Business is attached as Exhibit 2.26. There are no written employment agreements related to employment or employee benefits with any of Seller's employees except as set forth in Exhibit 2.26. All of the services of all independent contractors who have agreements with Seller may be terminated within thirty (30) days or less, except as set forth in Exhibit 2.26.

2.27 Employee Benefit Plans. Except as set forth in Exhibit 2.27, Seller does not sponsor or participate (for the benefit of or use of the employees of the Business) in any (i) life, health, accident or disability or any other "employee welfare benefit plan" as defined in Section 3(1) of ERISA, ("Employee Welfare Benefit Plan"), or (ii) any "employee pension benefit plan" as defined in Section 3(2) of ERISA ("Employee Pension Benefit Plan") (collectively, "Plans"). Exhibit 2.27 also discloses Seller's, non-qualified deferred compensation agreements and trusts, vacation, severance, sick pay, holiday policies and all other employee fringe or compensation benefits, whether or not taxable which are exempt from coverage under ERISA Titles I or II.

2.27.1 To the extent the failure of this representation to be true would result in a claim against Buyer, (i) each Employee Benefit Welfare Plan and each Employee Pension Benefit Plan has been established and administered in substantial compliance with the applicable provisions of ERISA, the Internal Revenue Code of 1986, as amended (the "Code"), and the terms of such programs; (ii) each Employee Pension Benefit Plan that is intended to be qualified within the meaning of section 401(a) of the Code has received a favorable determination letter as to its qualification; (iii) no "prohibited transaction" (as such term is used in section 4975 of the Code or section 406 of ERISA) or "accumulated funding deficiency" (as such term is used in section 412 or 4971 of the Code) has heretofore occurred with respect to any Plans that have reasonable probability of a material adverse effect on Seller or a Plan; and (iv) there are no pending or, threatened, actions, claims, or lawsuits which have been asserted or instituted against any Plans, the assets of any of the trusts under such Plans or the Plans sponsor or the Plans administrator, or against any fiduciary, of a Plan, with respect to the operation of such Plans (other than routine benefit claims); and (v) no plan maintained by the employer is subject to the minimum funding requirements of I.R.C. §412, 26 U.S.C. §412, would require any additional employer contribution if said plan was terminated as of the Closing Date by corporate action and/or in compliance with the standard termination provisions of ERISA Title IV §4046, 29 U.S.C. § 1341 and the terms of the written plan document or any summary plan description thereof.

2.27.2 Except as set forth on Exhibit 2.27.2, Seller has no obligations to any present or former employee of the Business, or anyone else, under the Comprehensive Omnibus Reconciliation Act of 1986, now located at 26 U.S.C. §106 ("COBRA"), as amended, relating to continued health insurance coverage after termination of employment.

2.27.3 Seller does not maintain or contribute to any "multi-employer plan" (as such term is defined in section 3(37) of ERISA) and to the knowledge of Seller, has not incurred any material liability that remains unsatisfied with respect to any such plan and has not incurred any material liability which remains unsatisfied under Sections 4062, 4063, 4064, 4069 or 4201 or any other sections of ERISA.

2.28 Intentionally Left Blank.

2.29 No Loans to Employees. Except as described in Exhibit 2.29, Seller has no outstanding loans to employees of Seller including, without limitation, loans under 401(K) or other retirement plans to employees of Seller.

2.30 Commitments. Except as listed in Exhibit 2.30, Seller does not have any commitments in the aggregate of Twenty-Five Thousand ($25,000.00) Dollars of annual expenditures and requiring more than thirty (30) days notice to terminate the same without further obligation or commitments which by reason of the terms or the subject matter thereof are not within the normal course of its Business.

2.31 Taxes. Seller has filed all tax and information returns (of any type for any type of tax or information) that it is required to file. All such tax and information returns were correct and complete in all respects. All taxes owed by Seller (whether or not shown on any tax return) have been paid. Seller is not currently the beneficiary of any extension of time within which to file any tax return. No claim has ever been made by an authority in a jurisdiction where Seller does not file tax returns that it is or may be subject to taxation by that jurisdiction. No tax or information return (or the amount of tax related thereto) filed or required to be filed by Seller has ever been audited by any authorities in any jurisdiction, nor has Seller received notice of any intention of any such authority to conduct an audit. Seller does not expect any authority to assess any additional taxes for any period for which tax returns have been filed. There is no dispute or claim concerning any tax liability of Seller. Seller has never filed nor ever been required to file any tax returns in Canada or any of its provinces or territories.

Seller has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party.

Provided that any failure of Seller to comply with the provisions of this Section will not subject the Seller to claims by Buyer, except to the extent they subject Buyer to payment of Seller's taxes, including interest and penalties, for matters arising prior to the Effective Date of Closing or prior to the Date of Closing for employee matters.

2.32 Broker. Seller is not obligated to anyone for the payment of fees or commissions in connection with the transaction contemplated by this Agreement.

3. Representations and Warranties of Buyer. Buyer represents and warrants to Seller as of the date of this Agreement as follows:

3.1 Organization. Buyer is a Georgia limited liability company, with full power and authority to own its properties and carry on its business as now being conducted.

3.2 Valid and Binding. The execution, delivery and performance by Buyer of this Agreement and the transactions contemplated hereby are within the powers of Buyer and have been duly authorized. This Agreement constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject only to bankruptcy, insolvency, reorganization, fraudulent conveyance and transfers and moratorium and other similar laws of general application affecting the enforcement of creditors' rights generally, and to general principles of equity.

3.3 Noncontravention. The performance of this Agreement by Buyer will not conflict with or violate the provisions of any statute, regulation, decree, agreement or instrument binding upon Buyer; and the execution, delivery and performance of this Agreement have been duly and effectively authorized by all necessary action. This Agreement and each and every instrument executed and delivered hereunder by Buyer constitutes a valid and binding obligation of Buyer, enforceable in accordance with its terms subject to the laws referred to in subsection 3.2 above.

3.4 Litigation. There is no suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or, to the best of Buyer's knowledge, threatened against or affecting the business, assets or financial conditions of Buyer which would have any material effect on Buyer's performance of this Agreement and the transactions contemplated herein. Buyer is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality.

3.5 Broker. Buyer is not obligated to anyone for the payment of fees or commissions in connection with the transaction contemplated by this Agreement.

4. Covenants of Parties. The parties covenant and agree as follows:

4.1 Covenants of Buyer.

4.1.1 Assumed Obligations. Buyer shall assume the obligations of Seller under the Assigned Contracts as provided below and shall assume the Assumed Liabilities as defined in Section 1.6. (collectively the "Assumed Obligations"). The assumption of the Assigned Contracts and Assumed Liabilities shall be in the form attached as Exhibit 4.1. Notwithstanding any other provision of this Agreement to the contrary, the Buyer shall not assume or be responsible for any obligations or liabilities of the Seller or the Business relating to the liabilities under Assigned Contracts arising before the Effective Date of Closing and the Seller shall fully discharge and satisfy all such obligations and liabilities at or prior to Closing as provided for in Section 1.6.

4.1.2 Satisfaction of Assumed Obligations. Buyer agrees that is shall pay or perform promptly when due, any Assumed Obligations, provided that Buyer may contest the assertion of any such liability and Seller shall cooperate fully in any such contest. If Buyer elects to contest any such liability, it shall indemnify and hold Seller harmless from and against any costs of such contest and pay directly (or promptly reimburse Seller for all expenses incurred by Seller in connection therewith including reasonable costs and attorneys' fees); and if Buyer fails to succeed in such contest, then Buyer shall promptly pay such liability.

4.2 Covenants of Seller.

4.2.1 Change of Name. Within three (3) business days after Closing Seller will change its name from Augusta Lynx, Inc., to a name not containing any component of the trademarks listed in Exhibit 1.1.5, and within seven (7) business days after Closing will deliver to Buyer copies of the amendment to its Articles of Incorporation changing said name.

4.2.2 Notice of Certain Events. From the date of this Agreement until the Closing, Seller shall give Buyer prompt written notice of the occurrence of any of the following:

4.2.2.1 any material loss, taking condemnation, damage or destruction of or to any of the Assets;

4.2.2.2 the commencement of any proceeding or litigation at law or in equity or any other commission, agency or administrative or regulatory body or authority against Seller that could have a material adverse effect on the operation of the Business;

4.2.2.3 any labor grievance, controversy, strike, or dispute affecting the Business of Seller;

4.2.2.4 any known violation by Seller in any material respect of any United States federal, state, or local law, statute, ordinance, rule or regulation;

4.2.2.5 any notice of breach, default, claimed default or termination of any material provision of any franchise, lease, license Agreement or Assigned Contract;

4.2.2.6 any other materially adverse developments with respect to the Assets or the Business of Seller; or

4.2.2.7 any material event or occurrence outside of the ordinary course of business of Seller.

4.2.3 Obligations Not Assumed. Seller shall satisfy all obligations of any kind of Seller other than Assumed Obligations as provided for in this Agreement.

5. Conduct of Business Pending Closing. Seller covenants and agrees that from the date hereof until the Closing:

5.1 Business. The Business will be conducted only in the usual and ordinary course, and Seller will use its best efforts to preserve for Buyer the relationship it now has with suppliers, customers, season ticket holders, advertisers, sponsors, retailers, the ECHL, players, coaches and others having business relations with Seller, including all employees of Seller.

5.2 Books and Records. Seller shall maintain books of account, data files, computer systems and networks for the Business consistent with its past practices.

5.3 Receipts, Expenses, Extraordinary Transactions. Beginning with the opening of business on August 14, 2003, all receipts of the Seller shall be placed in Account No. 0302004874 as Georgia Band & Trust Company of Augusta (the "Receipts Account") which account was emptied by Seller of all funds deposited therein as of the closed of business on August 13, 2003. The money placed in the Receipts

Account shall be used only to pay current ordinary operating expenses of the Seller incurred from and after the opening of business on August 14, 2003. At the time of the closing all money in the Receipts Account shall be paid to and be the property of the Buyer. If this transaction does not close the money in the Receipts Account shall remain the property of Seller. The current payroll period for the Business began on August 7, 2003, and ends on August 21, 2003. Such payroll shall be paid out of the Receipts Account and the Seller shall immediately reimburse the Receipts Account for one half of the amount of such payroll.

5.4 Extraordinary Transactions. Any extraordinary transactions occurring between August 14, 2003, and the closing shall be entered into only upon the written consent of both Buyer and Seller. Extraordinary transactions shall include anything out of the ordinary course of business such as but not limited to hiring any employees or entering into an affiliation agreement with any other hockey team.

6. Access. Prior to the date hereof, Seller has made available to Buyer and its representatives certain information and records relating to the Business and Seller as requested by Buyer. During the normal business hours throughout the period from the date hereof to the Closing Date, Seller will give to Buyer and its accountants, counsel, appraisers and other representatives full access to all records.

7. Conditions to Obligations of Buyer to Consummate the Transaction. The obligations of Buyer to be performed at the Closing shall be subject to the satisfaction or the waiver in writing by Buyer on or prior to the Closing Date of the following conditions:

7.1 Opinion from Seller's Counsel. Buyer shall have received an opinion from Hendrick & Bryant, counsel for Seller, in form and substance reasonably satisfactory to Buyer, dated the Closing Date in substantially the form attached hereto as Exhibit 7.1.

7.2 Misstatements and Omissions. The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, except for any variations therein permitted by this Agreement, and except for changes arising out of the conduct of the Business in the ordinary course, and each and all of the covenants to be performed by Seller on or before the Closing Date pursuant to the terms hereof shall have been duly performed in all material respects. Seller shall deliver to Buyer a certificate to that effect, dated the Closing Date, certifying to all the foregoing.

7.3 Assignments and Transfers. All of the Assets, including without limitation, the licenses, leases, Assigned Contracts, Tangible Personal Property, Intangible Property, Domain Names and Licensed Property shall be assigned to Buyer by Seller at Closing.

7.4 No Actions. No action shall have been filed or threatened which seeks to enjoin, or seeks substantial damages because of, the closing of the transactions contemplated hereby.

7.5 Consents. The consents listed in Exhibit 7.5 including but not limited to the Consent of the ECHL and the licensor under the licensee Agreement for use of the Augusta-Richmond County Civic Center shall have been obtained.

7.6 Performance. Seller, shall have performed in all material respects all obligations required to be performed by it at or prior to the Closing.

7.7 Covenants Not to Compete. Execution of the covenants not to compete in the form attached as Exhibit 12.1 by Seller, Peter T. Gillespie and Peter T. Gillespie, Jr.

7.8 Cancellation of Financing Statement. Cancellation of UCC 1 Financing Statement filed in Forsyth County, Georgia in favor of BSB Bank & Trust Company, Binghamton, N.Y. File No. 58-2001-1958 filed August 20, 2001 (the "BSB Financing Statement").

8. Conditions to Obligations of Seller to Consummate the Transaction. The obligations of Seller to be performed at the Closing shall be subject to the satisfaction or the waiver in writing by Seller on or prior to the Closing Date of the following conditions:

8.1 Opinion of Buyer's Counsel. Seller shall have received an opinion of Hull, Towill, Norman, Barrett & Salley, P.C., Buyer's counsel, in form and substance reasonably satisfactory to Seller, in substantially the form attached hereto as Exhibit 8.1.

8.2 Misstatements and Omissions. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representation and warranties had been made on and as of such date, except for any variations therein resulting from actions permitted by this Agreement, which variations shall not be materially adverse to Seller and each and all the covenants to be performed by Buyer on or before the Closing Date pursuant to the terms hereof shall have been duly performed in all material respects. Buyer shall deliver to Seller a certificate to that effect, dated the Closing Date, and executed by an authorized officer of Buyer.

8.3 No Actions. No action shall have been filed or threatened which seeks to enjoin, or seeks substantial damages because of, the closing of the transactions contemplated hereby.

8.4 Performance. Buyer shall have performed in all material respects all obligations required to be performed by Buyer at or prior to the Closing.

9. Closing.

9.1 Time, Place and Effective Date. The transactions required under this Agreement to be consummated at the Closing shall take place on or before August 29, 2003, or by delivery of signed copies of this Agreement and all other agreements required to be executed and delivered in connection with the transactions contemplated hereby (collectively, the "Closing Documents") by fax or at such other date and time as Seller and Buyer may agree but in any event no later than August 29, 2003 ("Closing Date"). Once completed, the Effective Date of Closing shall be August 14, 2003. The parties agree that this Agreement and all of the Closing Documents may be executed in counterparts, each of which shall be considered an original and faxed signatures may be relied upon by the Parties. The parties agree that such signed copies, if delivered by fax and/or signed with separate signature pages will be binding upon them and that the signed originals will be delivered by overnight delivery service.

9.2 Closing Deliveries by Seller. In addition to, and without limiting any other provision of this Agreement, Seller agrees to do, perform and deliver at the date of Closing the following:

9.2.1 The opinion of Seller's counsel as provided in Section 7.1;

9.2.2 Assignments of the Assigned Contracts and Licensed Property;

9.2.3 Bill of Sale covering all Assets;

9.2.4 Title to the vehicles;

9.2.5 Assignment of copyrights, trademarks, service marks, trade names, logos, mascots, domain names, other electronic media rights, including initiation by computer of domain name transfers and other names of the Business;

9.2.6 The inventory and other tangible personal property, which shall be delivered to Buyer at Augusta, Georgia.

9.2.7 Covenants Not to Compete;

9.2.8 Assignment of leases and licensee agreement for the use of the Augusta-Richmond County Civic Center and Estoppel Certificates;

9.2.9 Corporate resolution of Seller authorizing the Agreement;

9.2.10 All consents to this transaction listed on Exhibit 7.5 or elsewhere in this Agreement or the exhibits attached hereto;

9.2.11 Cancellation of BSB Financing Statement; and

9.2.12 Such other instruments necessary to effect the transactions contemplated hereby as counsel for Buyer may reasonably request.

9.3 Closing Deliveries by Buyer. In addition to, and without limiting any other provisions of, this Agreement, Buyer agrees to do, perform and deliver at the date of Closing the following.

9.3.1 The opinion of Buyer's counsel as specified in Section 8.1; and

9.3.2 Payment of the Purchase Price as required in Section 1;

9.3.3 Assumption Agreements with respect to the Assumed Obligations; and

9.3.4 Such other instruments necessary to effect the transactions contemplated hereby as counsel for Seller may reasonably request.

9.4 Risk of Loss. The risk of loss to the Assets due to any cause, including without limitation, a natural or man made disaster is the risk of Seller until the latter of:

9.4.1 The Effective Date of Closing; or

9.4.2 The Completion of the Closing (the Date of Closing).

9.4.3 The Completion of the Closing occurs when the documents are signed, exchanged and money is wired as instructed by Seller and Buyer confirms wiring of funds.

9.4.4 If a loss occurs which is the risk of Seller, Buyer may reduce the Purchase Price by its good faith estimate of the loss and close or, if Buyer's estimates in good faith that the loss exceeds One Hundred Thousand Dollars

($100,000.00), it may cancel this Agreement until the Completion of Closing and have no further liability hereunder, provided however, if Seller disagrees with Buyer's good faith estimate Seller may cancel this Agreement and have no further liability hereunder.

10. Mutual Covenants.

10.1 Filings. Seller and Buyer shall use reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective as soon as reasonably practicable, the transactions contemplated hereby.

10.2 Additional Agreements. Subject to the terms and conditions herein provided and fiduciary duties under applicable law, each of the parties hereto agrees, both before and after the Closing, to use reasonable commercial efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with one another in connection with the foregoing, including using reasonable commercial efforts to (a) obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts; (b) obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, state or foreign law or regulation; (c) oppose, lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; and (d) fulfill all conditions to this Agreement.

10.3 Records. Buyer and Seller agree to retain and permit each other access to relevant accounting records and books of Seller and Buyer for a period of six (6) years for all tax related records and three (3) years for all other accounting records and corporate books following the Closing Date for any proper purpose. "Proper Purpose" as used herein means the preparation and review of any federal, state or local tax filing or governmental report, filing, or application, enforcing rights against third parties, or enforcing rights under this Agreement, including the right to audit and inspect Buyer's accounting records and books. Seller and Buyer agree to cooperate in the preparation of any governmental reports and to furnish reasonably requested information needed for the preparation of governmental reports subject to the right of any party to contest, at its own expense, in good faith the provision of any such information.

11. Indemnity.

11.1 Indemnification Agreement by Seller. Seller agrees to indemnify Buyer against all claims, losses, expenses, obligations, damages and liabilities (including, without limitation, costs and expenses of litigation and reasonable attorney's fees) occurring or arising from (i) any breach of any representation or warranty or failure to do and perform in any respect any covenant or agreement of Seller contained herein, and (ii) from any obligation, debt or liability of Seller or any claim based upon any other occurrence or transaction arising from the operation of the Business prior to the Closing, the obligation for which is not assumed or agreed to be assumed by Buyer under Section 4.1 above (i.e. the Assumed Obligations).

11.2 Indemnification Agreement by Buyer. Buyer hereby agrees to indemnify Seller against all claims, losses, expenses, obligations, damages and liability (including, without limitation, costs and expenses of litigation and reasonable attorney's fees) occurring or arising from: (i) any breach by Buyer of any representation or warranty or failure to do and perform in any respect any covenant or agreement contained herein; (ii) any obligation, debt or liability arising from the operation of the Business after Closing; and (iii) Buyer's failure to satisfy an Assumed Obligation.

11.3 Procedures. As promptly as practicable but in no event later than thirty (30) days after becoming aware of facts giving rise to a claim, the indemnified party shall notify the indemnifying party of any claim or demand which the indemnified party has determined has given rise to a right of indemnification hereunder. Such notice shall specify, to the extent practical, the covenant, agreement, representation or warranty with respect to which claim is made, the facts giving rise to the claim, the alleged basis for the claim, and the amount (to the extent then determinable) of liability for which indemnity is asserted. All amounts shall be paid by the indemnifying party promptly (within fifteen (15) days) after the obligation is incurred by the indemnified party. Failure to give the foregoing notice shall not be deemed a waiver of any claim or a bar to the assertion of such claim unless and to the extent an indemnifying party is able to establish damage or prejudice arising from the delay, in which case such failure shall be a waiver and bar only to the extent of such damage or prejudice. In the event any action, suit or proceeding is brought against the indemnified party with respect to which it may make a claim for indemnification hereunder, the indemnifying party shall assume and pay for the defense of such action, suit or proceeding. The defense shall include all settlement negotiations and arbitration, trial, appeal or other proceedings which indemnifying party's counsel shall deem appropriate, all of which shall be at the discretion of and conducted by the indemnifying party. The indemnified party shall have the right to be represented by advisory counsel and accountants, at its expense, and shall be kept informed of such action, suit or proceeding at reasonable times at all stages thereof, whether or not so represented. The parties agree to make available to each other, their counsel and accountants all information and documents reasonably available to them which relate to such proceedings or litigation, and the parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding. Each party shall promptly notify the other party of any audit or examination of its books and records undertaken by federal or state authorities and the results thereof, if such audit or examination is reasonably expected to impact the other party.

11.4 Survival of Indemnification Obligations. The representation and warranties of the parties in this Agreement and the indemnification obligations imposed by this Section 11 shall be continuing and survive the Closing until the applicable statue of limitations for assertion of such claim expires.

11.5 Intentionally Left Blank.

11.6 Remedies. The parties acknowledge and agree that all claims, whether in contract, tort, statutory claim or otherwise, resulting from, arising out of, relating to or otherwise caused by the breach of any representation, warranty or covenant contained in this Agreement or any exhibit or schedule hereto (except for claims for injunctive or other equitable relief for which monetary damages covered by an indemnity set forth herein are not available) or otherwise relating to the transactions contemplated hereby shall be made exclusively under this Section 11.

12. Covenants Not to Compete and Nonsolicitation Agreement.

12.1 Seller, Peter T. Gillespie and George Gillespie, will enter into Covenants Not to Compete and Nonsolicitation Agreements, in the forms attached as Exhibit 12.1.

13. Miscellaneous.

13.1 Amendments. This Agreement may be amended or modified by, and only by, a written document executed by all of the parties hereto.

13.2 Titles. The titles of the Articles of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

13.3 Entire Agreement. This Agreement and any documents specifically referred to herein constitute the entire understanding between the parties with respect to the subject matter hereof, superseding all negotiations, prior discussions, letters of intent and preliminary agreements. Any representations not set forth herein are expressly disclaimed. This Agreement may be executed in any number of counterparts, each of which shall be considered an original and no other counterpart need be produced. The parties agree to accept facsimile signatures.

13.4 Governing Law. This Agreement shall be governed by the internal law (and not the law of conflicts) of the State of Georgia.

13.5 Successors and Assigns. This Agreement may not be assigned without the prior written consent of the other parties; provided, however, that prior to Closing, Buyer may assign its rights hereunder to a wholly-owned subsidiary or subsidiaries of Buyer. Notwithstanding the foregoing, however, Buyer shall remain fully obligated hereunder. This Agreement will be binding upon and inure to the benefit of the parties hereto, their successors or permitted assigns, and the parties hereby agree for themselves, their successors or permitted assigns, to execute any instrument and to perform any acts which may be necessary or proper to carry out the purposes of this Agreement.

13.6 Notices. All notices, request, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in person or six (6) business days after being mailed by certified or registered mail, postage prepaid, return receipt requested or two (2) business days after being sent by a nationally recognized overnight delivery service:

If to Buyer:

Augusta Entertainment, LLC
c/o Mr. Frank Lawrence
Bobby Jones Ford
3480 Wrightsboro Raod
Augusta, Georgia 30909
FAX NUMBER - (706) 737-0694

With a copy to:

Mr. Douglas D. Batchelor
Hull, Towill, Norman, Barrett & Salley
SunTrust Bank Building
801 Broad Street - 7th Floor
Augusta, GA 30901
FAX NUMBER - (706) 722-7194

If to Seller:

Mr. E. Mark Vieira
5 Leroy Street
Binghamton, NY 13905
FAX NUMBER – (607) 722-0166

In care of and
With a copy to: Mr. Mathew H. Bryant
Hendrick & Bryant
723 Coliseum Drive, Suite 101
Winston Salem, NC 27106-5326
FAX NUMBER – (336) 723-7201

Notice by fax alone shall not be considered adequate notice.

13.7 Construction. Since Buyer and Seller both participated in the drafting of this Agreement they agree that the rule that a document should be construed against the party drafting it is not applicable to this Agreement.

13.8 No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and no others shall have any rights pursuant to this Agreement.

13.9 Press Releases and Public Announcements. No party shall issue any press release or announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other parties; provided, however, that any party may make any public disclosure it believes in good faith is required by law or regulation (in which case the disclosing party will advise the other parties prior, to the extent practical, to making the disclosure).

[Signatures begin on following page]

SIGNATURE PAGE
TO
ASSET PURCHASE AND SALE AGREEMENT

BETWEEN

AUGUSTA LYNX, INC.
SELLER

AND

AUGUSTA ENTERTAINMENT, LLC
BUYER

IN WITNESS WHEREOF, all of the parties hereto have executed and delivered this Agreement as of the day and year first above written.

SELLER:
AUGUSTA LYNX, INC.

By: [signature]

Print Name: Peter T. Gillespie

Its: President

Date: August 18, 2003

Attest: [signature]

Print Name: E. MARK VIEIRA
Its Secretary

[CORPORATE SEAL]

SIGNATURE PAGE
TO
ASSET PURCHASE AND SALE AGREEMENT

BETWEEN

AUGUSTA LYNX, INC.
SELLER

AND

AUGUSTA ENTERTAINMENT, LLC
BUYER

IN WITNESS WHEREOF, all of the parties hereto have executed and delivered this Agreement as of the day and year first above written.

BUYER:
AUGUSTA ENTERTAINMENT, LLC

By: [signature]

Print Name: FRANK J. LAWRENCE

Its: Managing Member

Date: August 22, 2003

[SEAL]

00189

EXHIBIT 6.2

LEAGUE AFFILIATION AGREEMENT

REVISED JUNE 6, 2003

This Agreement is made effective as of the 24th day of September 2003, by and between the ECHL INC., a nonstock, nonprofit corporation incorporated in the Commonwealth of Virginia (the "League") and AUGUSTA ENTERTAINMENT, LLC d/b/a AUGUSTA LYNX (the "Member") and (all Teams in the League collectively referred to as "Members").

WITNESSETH THAT

WHEREAS, the League operates an ice hockey league made up of member teams which are governed by the League's Articles of Incorporation, Bylaws, and Regulations as the same may be amended from time to time in accordance with the terms of each respective document (herein, collectively, the "League's Governing Documents"); and

WHEREAS, the League and the Member are entering into this Agreement to confirm the terms and conditions of the Member's affiliation as a Member of the League.

NOW, THEREFORE, in consideration of the premises, the mutual agreements set forth herein, and the promises, rights, and agreements similarly made by and between the other Members and the League, the parties agree as follows:

1. Membership Affiliation. The League acknowledges and agrees that the Member is affiliated with the League as one of its Members and the Member accepts membership in the League, such affiliation being subject, however, to all of the League's Governing Documents, including such amendments thereto as occur during the term hereof, and the provisions of this Agreement, all of which the Member acknowledges, agrees to, and ratifies. By executing this Agreement the Member agrees to be bound by and comply with all of the League's Governing Documents, including all amendments thereto as occur during the term hereof, and continuing

thereafter until the obligation and responsibilities of the Member of the League are completed and fulfilled to the satisfaction of the League. It is acknowledged and agreed by the League, the Member, and each of the League's Members, and represented by the Member, and each of the Members on behalf of their respective owners and related entities,[1] (hereinafter "Related Entities") that the business relationship among the League and each of the Members is a mutual need of each and a unique circumstance; that the League controls and owns the territorial rights to grant a Member the right to play hockey in each arena, more specifically identified on Exhibit A, in which an ECHL Member Team plays ice hockey including a 50 mile radius of said location (hereinafter "Home Territory"); that each Member's continuation of its hockey operations in the League and fulfillment of its respective agreements, obligations and commitments to every other Member is essential and material to every other Member's continued business operations and to the continued operations and existence of the League; that the damages to hockey operations and the future expansion potential of the League and the other Members, arising from any withdrawal from, or termination of, a League membership by any Member during the term of this Agreement would be materially harmful and damaging to the League; and that in such event, the League and remaining

[1] The term "Related Entities" as used herein shall be defined broadly so as not to allow any of the individual Member's respective owners (including by example, but not by way of limitation, corporations, partnerships, partners, members, limited partners, limited liability companies, proprietors, shareholders, trustees, or any other ownership entity of any kind or description whatsoever) to utilize one corporate entity to hold the ECHL membership, then attempt to utilize a new or another corporate entity to operate in another hockey league in the Member's former ECHL Home Territory, and thereby avoid the commitments, obligations and responsibilities set forth in this section. Nothing herein is to suggest or imply a prohibition against any related entity of a Member owning a team in another hockey league, so long as that ownership does not involve an ECHL Home Territory. Nor is anything herein to suggest or imply a prohibition against a Member undertaking a geographic transfer of its Home Territory, provided the transfer is made consistent with the Bylaw provisions dealing with geographic transfers. Provided further, that such transfer shall not be in concert or in any other combined fashion with any other Member during the Member's affiliation with the League.

Member's would not have an adequate remedy at law.

Therefore, it is agreed by and among the League and the Member that the Member and its Related Entities shall not:

(a) Withdraw or otherwise terminate its ECHL League membership during the term hereof; nor

(b) Take any action in concert, or in any other combined fashion, with another Member or its Related Entities to withdraw or otherwise terminate their respective ECHL League membership during the term hereof, and for a period of one (1) year following the term hereof for the purpose of affiliating with, joining or otherwise becoming involved in any hockey league which seeks to establish or operate, or does establish or operate, within the Home Territory of any other Member or such Member's Home Territory for the purpose of playing ice hockey.

Provided, however, a Member or group or Members may petition the Board of Governors in writing, prior to withdrawing from the League, and seek an exception to this provision of the Agreement, which petition must be approved at a Special Meeting of the Board of Governors by majority vote of the Governors of the remaining Members excluding the vote of any Governor of any Member seeking withdrawal.

In the event of a breach of any commitment of this Agreement, the League, in addition to any other rights and remedies that may be available at law or in equity, all of which are hereby specifically reserved, shall have the right to injunctive relief restraining the breach of the Member, and its Related Entities from participating, directly or indirectly, in any other hockey league in any Home Territory of the ECHL for said three (3) year period of time. This right of injunctive relief, as described in paragraph 7 hereof, may be obtained from a court of competent jurisdiction and all parties hereto recognize and agree to this exception to the right of arbitration as provided in the

Governing Documents.

It is acknowledged and agreed that the League will be substantially damaged by such withdrawing Members concerted action during the term of this Agreement because of the League's inability to obtain corporate sponsorships, damage to the development of licensing programs and new advertising packages, and damage to the generation of media revenues and other specific and general damages (herein "compensable damages"). These compensable damages are impossible to calculate in their exact amount and are separate and apart from the damages to the League's hockey operations and future expansion potential from such a withdrawal of the Member. It is agreed by all parties that these damages would be sustained, notwithstanding the fact the withdrawing Member may be enjoined from participating in another hockey league.

Therefore, in addition to injunctive and/or other equitable relief, it is hereby acknowledged and agreed that each such withdrawing Member shall pay liquidated damages to the League in an amount equal to one-third (1/3) of the new membership fee which was charged by the League to the Member which most recently entered the League. It is further agreed and understood that each such withdrawing Member shall promptly and fully reimburse to the League their costs and expenses, including reasonable attorneys' fees, incurred at any time in any regard to enforce its rights under this Agreement. Finally, it is acknowledged and agreed that whether or not the League is successful in obtaining equitable relief from the court, the League shall not be precluded, and shall recover liquidated damages from each such withdrawing Member in accordance with the terms and provisions set forth above. Notwithstanding any contrary provision, it is agreed and understood that no individual Member, acting on its own behalf without the League's participation, shall have any right to enforce any provisions in this Agreement against the breaching Members. Furthermore, any League action to enforce the rights, benefits and privileges under this Agreement may only be initiated and pursued upon two-thirds (2/3) affirmative vote of the League Members, excluding the vote of any Governors of withdrawing Members.

2. Term. This Agreement shall commence on the date hereof ("Commencement Date") and shall end at the conclusion of the Annual Meeting following the 2005-2006 Playing Season.

3. Incorporation of League's Governing Documents. The provisions of the League's Governing Documents, including such amendments as may occur during the term hereof, are incorporated herein. All terms defined in the League's Governing Documents and not otherwise defined herein shall have the same meanings as assigned in the League's Governing Documents.

4. Indemnification. The Member agrees to indemnify the League, which shall include for the purposes of this paragraph its Governors, officers, agents, employees, successors, and assigns from and against any and all liability, loss, damage, debt, cost, or obligation the foregoing may suffer, incur, or be exposed to as a result of any claims, demands, suits, or judgments, or any threatened claims, demands, suits or judgments against the foregoing or any of its/their property arising from or in connection with any actions or omissions whatsoever of such Member, its agents, employees, directors, officers, partners, stockholders or assigns. Liability hereunder shall extend to any costs or fees, including attorney fees, incurred or expended by the League in defending or answering any suit, claim, or threatened suit or claim against the League which is subject to this indemnification, and any costs or fees, including attorney fees, expended or incurred by any Member in enforcing the League's rights hereunder. The League may, in its sole discretion, compromise, settle, or satisfy, upon such terms as the League may determine, any claim, demand, or judgment subject to this indemnification whereupon the Member shall promptly reimburse the League for any cost, fee, expense, or liability incurred or expended thereby.

5. Notices. Any notice or other communication required or permitted under the

League's Governing Documents or this Agreement shall be in writing and shall be given by hand delivery, via facsimile, or sent by the United States certified mail, return receipt requested, postage prepaid, and addressed as set forth below (or such other address as the parties may, by notice, specify), and shall be deemed given when hand delivered, when transmission is complete for a facsimile, or two (2) days after deposit with the United States Postal Service:

To the League:	ECHL INC. Brian McKenna, Commissioner 103 Main Street Princeton, NJ 08540
To ECHL General Counsel:	T. Paul Hendrick 723 Coliseum Drive Suite 101 Winston-Salem, NC 27106-5326
To the Member:	Frank J. Lawrence Bobby Jones Ford 3480 Wrightsboro Road Augusta, GA 30909

6. Governing Law. All matters regarding the interpretation and enforcement of the League's Governing Documents and this Agreement shall be governed by the law of the Commonwealth of Virginia.

7. Consent to Jurisdiction. Subject to the arbitration provisions set forth in the League's Governing Documents, the parties submit to personal jurisdiction in the State of North Carolina, the courts thereof and the United States District Court sitting therein for the purposes of any suit, action or other proceeding arising or affecting the League's Governing Documents or this Agreement.

WITNESS the execution of the Agreement by the duly authorized representatives of the parties as of the day and year first above written.

"League":

ECHL INC.

By: ______________________
Brian McKenna, Commissioner

"Member": AUGUSTA ENTERTAINMENT, LLC

By: ______________________
Frank Lawrence, Governor

****

EXHIBIT A - Home Arena

Augusta, Georgia

EXHIBIT 10.1

ElliottDavis

Elliott Davis, LLC
Advisors·CPAs·Consultants
One 10th Street, Suite 400
P.O. Box 2278
Augusta, GA 30903-2278

Phone 706.722.9090
Fax 706.722.9092

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' CONSENT

Manager
Augusta Entertainment, LLC

We consent to references of Elliott Davis, LLC as independent certified public accountants for Augusta Entertainment, LLC on page 9, *Summary historical financial data* and page 27, *Selected historical financial data* in the Company's Form 1-A Offering Circular dated March 25, 2004.

Elliott Davis, LLC

Augusta, Georgia
March 25, 2004

EXHIBIT 11.1

LAW OFFICES

HULL, TOWILL, NORMAN, BARRETT & SALLEY

A PROFESSIONAL CORPORATION

POST OFFICE BOX 1564

AUGUSTA, GEORGIA 30903-1564

OFFICE

SUNTRUST BANK BUILDING
801 BROAD STREET, SEVENTH FLOOR
AUGUSTA, GEORGIA 30901

TELEPHONE (706) 722-4481
FACSIMILE (706) 722-9779
www.hullfirm.com

WM. HALE BARRETT
LAWTON JORDAN, JR.
PATRICK J. RICE
DOUGLAS D. BATCHELOR, JR.[3]
DAVID E. HUDSON
WILLIAM H. TUCKER[2]
WILLIAM F. HAMMOND
MARK S. BURGREEN[1]
GEORGE R. HALL[1]
JAMES B. ELLINGTON
F. MICHAEL TAYLOR[1]
WILLIAM J. KEOGH, III
EDWARD J. TARVER
J. NOEL SCHWEERS III[1]
SUSAN D. BARRETT
R. E. HANNA III[1]
JAMES M. HOLLY[1]

TIMOTHY E. MOSES[1]
TARA RICE SIMKINS
NATALIE DOPSON SCHWEERS[1]
DARREN G. MEADOWS
JAMES S.V. WESTON
THOMAS L. CATHEY[4]
MICHAEL K. HATCH[2]
DAVIS A. DUNAWAY

OF COUNSEL
JULIAN B. SALLEY, JR.[2]
N. SHANNON GENTRY LANIER
JAMES K. STUCKO

[1](ALSO SC)
[2](SC ONLY)
[3](ALSO FL AND SC)
[4](ALSO NC)

March 25, 2004

Augusta Entertainment, LLC
3480 Wrightsboro Road
Augusta, GA 30909

Ladies and Gentlemen:

We have acted as counsel to Augusta Entertainment, LLC, a Georgia limited liability company (the "Company") in connection with the issuance and the sale of 2,400 limited liability company membership units of the Company for an issue price of $1,000 per unit (the "Units") as more particularly evidenced by the Company's Regulation A Offering Statement filed with the Securities and Exchange Commission (the "Offering Statement").

In connection with the delivery of this opinion, we have examined originals or copies of the proposed form of the Company's Amended and Restated Operating Agreement as set forth as an exhibit to the Offering Statement, the Offering Statement, certain resolutions adopted or to be adopted by the managers, the form of Subscription Agreement for the Units and such other records, agreements, instruments, certificates and other documents of public officials, the Company and its managers, officers and representatives and have made such inquiries of the Company and its managers, officers and representatives, as we have deemed necessary or appropriate in connection with the opinions set forth herein. We are familiar with the proceedings heretofore taken, and with the additional proceedings proposed to be taken, by the Company in connection with the authorization, issuance and sale of the Units. With respect to certain factual matters material to our opinion, we have relied upon representations from, or certificates of managers, officers and representatives of the Company. In making such examination and rendering the opinions set forth below, we have assumed without verification the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the authenticity of the originals of such documents submitted to us as certified copies, the conformity to originals of all documents submitted to us as copies, the authenticity of the originals of such later documents, and that all documents submitted to us as certified copies are true and correct copies of such originals.

Based on such examination and review, and subject to the foregoing, we are of the opinion

SOUTH CAROLINA OFFICE: 111 PARK AVENUE, SW, AIKEN, SOUTH CAROLINA 29801
TELEPHONE (803) 648-4213 FACSIMILE (803) 648-2601

that upon the due execution and delivery of the Company's Amended and Restated Operating Agreement in the form as attached to the Offering Statement and the issuance, delivery and payment for the Units in the manner contemplated by the Offering Statement, the Units will be validly issued, fully paid and non-assessable.

The opinions set forth herein are limited to matters of Federal law and to the laws of the state of Georgia, and we express no opinion as to the laws of any other jurisdiction.

We consent to the inclusion of this opinion as an Exhibit to the Offering Statement and to the reference to our firm in the Offering Statement.

Very truly yours,

Hull, Towill, Norman, Barrett & Salley, P.C.

EXHIBIT 13.1

AUGUSTA ENTERTAINMENT, LLC

Dear ________:

Please join us for lunch Tuesday, November 25th at noon at the Julian Smith Casino, 2205 Broad Street. The purpose of the lunch is to outline the plans of the Augusta Entertainment, LLC.

As you may remember, the City of Augusta's Special Purpose Local Option Sales Tax (SPLOST) expires in 2005. This one-cent sales tax has been in place in Augusta for approximately 15 years and has provided Augusta with much capital to repair infrastructure, build new projects, and other needed community improvements.

Mayor Bob Young and the Commissioners recently appointed a committee of citizens to study several suggestions for the use of the SPLOST revenues should the voters approve an extension of this one-cent sales tax.

We recently formed Augusta Entertainment, LLC, appointed Frank Lawrence as CEO, and purchased The Augusta Lynx, our town's minor league Hockey Team. We propose to develop in partnership with the Augusta Board of Commissioners a new multi-purpose entertainment and sports coliseum.

Augusta Entertainment, LLC is envisioned as a broadly based, locally owned, private for-profit community investment company.

No money or other consideration is being solicited by this letter or will be solicited at the lunch and if sent in response, will not be accepted.

No sales of membership interests will be made or commitment to purchase be accepted until delivery of an offering circular that includes complete information from Augusta Entertainment, LLC and the offering.

Neither attendance at the lunch nor an expression of an indication of interest in an investment involves an obligation or commitment of any kind.

Please call Sherry Snead at (706) 823-3494 to confirm your attendance at the lunch.

Sincerely,

William S. Morris III　　　　Frank Lawrence

/ss

P.O. Box 936 ·AUGUSTA, GEORGIA 30903-0936 · (706) 823-3311

EXHIBIT 13.2

AUGUSTA ENTERTAINMENT, LLC



Creating a Community Partnership for & of Augusta

November 25, 2003

Construction

SCHEERGAME

HOK SPORT+VENUE+EVENT



Table of Contents


5

Why Augusta Entertainment?

Why Augusta Entertainment?



- To anchor a community vision of the future.
- To build a partnership amongst neighbors with the county government.
- To improve the quality of life of our citizens.
- To bring world-class entertainment, family shows, concerts and sports to Augusta.
- To provide a quality, first-class home for Augusta's community events.

Why now in Augusta?


AEROPLANE VIEW

- Because we need a common vision of the future.
- Because we need to build trust amongst each other.
- Because we must keep our young people in town and attract others to live here.
- Because we must grow together by investing together.

What do we hope to accomplish?



- To create an economic development engine for Augusta & the county.
- To provide a wide range of entertainment to all of Augusta's & the region's citizens.
- To support the passage of SPLOST V & the means of creating a common vision of our future.
- To create a company that shares the benefits of the project & the team with investors & the community at large.



REGENCY MALL SITE: EXISTING CONDITIONS


NATL PARK 16
AIKEN
BONAIR 17
MARTINEZ 16
N. AUGUSTA 16
THOMSON 30
AUGUSTA 8
REGENCY
MALL
SITE
NECO 7
GRACEWOOD 11
WAYNESBORO
USGS

REGENCY MALL SITE: DRIVE TIMES



REGENCY MALL SITE: A NEW VISION



REGENCY MALL SITE: A NEW VISION



REGENCY MALL SITE: A NEW VISION

What are we talking about?


1. OPEN TO LOBBY BELOW
2. OFFICES
4. PRESS BOX & CONTROL ROOM
5. ROOF BELOW


1. ENTRY LOBBY
3. TICKET OFFICE
4. OFFICES
5. TEAM STORE
7. CONCOURSE
8. CONCESSION
12. CLUB SEATS
13. RETRACTABLE CLUB SEATS
14. RETRACTABLE SEATS
15. GENERAL SEATS
17. INDOOR WARM-UP PEN BELOW
18. EXHIBIT HALL
19. COVERED DROP-OFF
20. LONGITUDINAL SECTION
21. TRANSVERSE SECTION

- 10,000 seats for hockey, 12,000 seats for concerts.
- 20+ suites, 500 club seats, private club.
- State of the art scoreboard, messaging, advertising, sound systems.
- Fully functional for all touring concerts, shows & events.
- Competitive with every new mid-sized market building in southeast.


PEPSI
PEPSI

Where else has this been done successfully?

Augusta Civic Center's Competitive Environment



- In the last 10 years, Charleston, Columbia, Columbus, Greenville, Gwinnett County, Atlanta, Charlotte, & Jacksonville have all developed new arenas.
- Of those, 6 have been open, the Jacksonville Arena opened last week and the new Charlotte building opens September 2005.
- 7 of the 8 have suites, premium seats, modern revenue streams and all generate at least 3 times the gross revenues generated by Augusta's Civic Center.

BI-LO Center, Greenville, S.C.



BI-LO Center, Greenville, S.C.


■ Greenville Population:
958,879
■ Public-private partnership
$65 m. project (1996 $)
■ Revitalized Downtown
65 new restaurants, $600 m.
real estate development
■ $1.8-$2.7 m. net cash flow annually available for debt
Anchored by East Coast Hockey League team

Verizon Wireless Arena, Manchester, N.H.



Verizon Wireless Arena, Manchester, N.H.


$10 m private capital
Now a regional destination
proposed stadium

Columbus Civic Center, Columbus, Georgia



Columbus Civic Center, Columbus, Georgia



- Columbus Population:
  - 276,472
- Anchored SPLOST [illegible]
  - [illegible] Performing arts; Revitalized [illegible]
- $35 m. project [illegible]
  - [illegible],000 seats for East Coast Hockey League Team
  - 10,000 seats for Concerts
- $4.23 m. operating budget
  - Averaged 114 events last 3 years

Van Andel Arena, Grand Rapids, Michigan



Van Andel Arena, Grand Rapids, Michigan



Revitalized downtown
Anchored by Sports: Hockey, Basketball
and Arena Football

Sovereign Bank Arena, Trenton, New Jersey



Sovereign Bank Arena, Trenton, New Jersey



- Trenton Population
  - 338,371
- Public/private partnership
  - 8,100 Hockey seats, 10,500 Concert seats.
  - $61 m. Project (1997 $)
- Center of Downtown Redevelopment
  - New Urban Redevelopment District created around Arena.
- 165-180 Events Annually
  - 2001: $1.1 m. net income
  - (more than $12 m. gross income)

How much could it cost?





Initial project budget (Uses of Funds)

▪ Site acquisitions:	$ 3 m.
▪ Site Improvements	$11 m.
▪ Design & construction	$46 m.
▪ Other hard & soft costs	$12 m.
▪ Contingency funds	$10 m.
▪ Total project costs	$85 m.
▪ Addl. Neighborhood improvements	$9 m.

How would it be paid for?





Initial project budget (sources of funds)

▪ SPLOST V Bond Proceeds	$60 m.
▪ Excise Tax Bonds	$24 m.
(use of hotel/motel & alcohol taxes released after county purchase of civic center & repayment of authority outstanding debt)	
▪ Project Revenue Bonds	$10 m.
▪ Total Funds Available	$94 m.

When can it happen?





Project Schedule

SPLOST V Vote	July 2004
Project Financing	November 2004
Ground Breaking	November 2004
Building Opening	September 2006

How can it happen?


ROCK

Memorandum of Understanding with the County:

- To be executed before SPLOST V vote.
- Creates the public/private partnership between Augusta Entertainment & Augusta.
- Defines the roles, responsibilities, risks & benefits of each party.
- Proposes a profit-sharing structure with the County.

How might it happen?



The proposed Memorandum provides that, if SPLOST V is approved in July 2004:

Development:

- Augusta will engage Augusta Entertainment to develop & operate the new arena.
- Augusta Entertainment will engage ScheerGame to oversee the design & construction of the arena.
- ScheerGame will engage Turner/HOK Sport who will form the design/build team that creates & constructs the arena.
- Augusta Entertainment will maximize local, diverse participation in the project.
- Augusta Entertainment will implement an ambitious minority participation program.

How might it happen?



The proposed Memorandum provides that, if SPLOST V is approved in July 2004:

Operations:

- Augusta Entertainment will engage ScheerGame to manage the Arena and to either manage the Civic Center or receive non-compete protection from Civic Center activities.

- The Lynx and the horse shows will execute long-term use agreements for the Arena with Augusta Entertainment.

How might it happen?


TOYOTA
CENTER

The proposed Memorandum provides that, if SPLOST V is approved in July 2004:

Financing:

- Augusta will issue SPLOST & excise tax bonds; Augusta Entertainment will repay project revenue debt from building income.

- Augusta will also issue SPLOST bonds to purchase the civic center from the authority.

- A specific order of payment from gross revenues of the arena will be defined in the arena operating agreement.

Augusta Entertainment LLC

The Investment Opportunity

- No money or other consideration is being solicited now, and if sent in response, will not be accepted.
- No sales of the units will be made or commitment to purchase accepted until delivery of an offering circular that includes complete information about Augusta Entertainment and the offering.
- These slides are summaries of material found in an offering circular to be distributed to interested investors and should not be relied upon separately. Rather, please refer to and consider the materials in the offering circular and the descriptions of the risks to said investment contained therein.

Augusta Entertainment LLC

The Investment Opportunity

- If you are interested in investing in units of Augusta Entertainment and receiving an offering circular, please return the form at the end of these slides entitled "Indication of Investment Interest".
- An indication of interest made by a prospective investor involves no obligation or commitment of any kind.

Augusta Entertainment LLC

The Investment Opportunity

- Seeking to fund Augusta Entertainment with $2.7 million of invested capital.
- Augusta Entertainment has purchased the Lynx with borrowed monies guaranteed by Messrs. Lawrence and Morris.
- Mr. Lawrence is the chief executive officer of the company.
- Offering proceeds will be used to pay off loans for the purchase of the Lynx, and to fund hockey operations and arena development.

Augusta Entertainment LLC

The Investment Opportunity

- Augusta Entertainment will create initially 3,000 membership units.
- Augusta Entertainment will sell a maximum of 2,400 units at $1,000/unit to qualified investors and a limited number of non-accredited investors.
- ScheerGame will initially receive a 5% interest, or 150 units, in Augusta Entertainment for services provided and will be paid fees for overseeing the design and construction of the arena. ScheerGame will receive another 5% interest, or 150 units, if the SPLOST referendum is successful.
- Messrs. Lawrence and Morris have invested $194,000 in pre-development costs that will be converted to equity. Each commits to purchasing additional units so that each owns 150 units.

Augusta Entertainment LLC

The Investment Opportunity

- Assuming the sale of all 3,000 units and a successful SPLOST vote, ownership structure will be:
  - Mr. Lawrence 150 units (5%)
  - Mr. Morris 150 units (5%)
  - ScheerGame 300 units (10%)
  - Other investors 2,400 units (80%)

Augusta Entertainment LLC

The Investment Opportunity

- Funds are expected to be spent to
  - Repay Team purchase loan — $1,045,000
  - Fund 3 years of Company operations — $ 860,000
  - Fund certain pre-financing arena development costs primarily legal and design fees — $ 570,000
  - Fund premium seat and advertising marketing campaign — $ 225,000

Augusta Entertainment LLC

The Investment Opportunity

- Initial Capital Structure (current)
  - Augusta Entertainment closed the purchase of the assets of the Lynx 9/22/03, effective as of 8/14/03 for $1,045,000.
  - Augusta Entertainment posted East Coast Hockey League required letters of credit for $150,000 and $46,000 and separately obtained a working capital line of $250,000 (in addition to the loan used to purchase the Team, all guaranteed by Founding Members).

Augusta Entertainment LLC

The Investment Opportunity

- Current Company operations include ONLY the ownership and operation of the Augusta Lynx hockey team.
- The following slides assume:
  - That an acceptable Memorandum of Understanding can be reached with Augusta-Richmond County.
  - That SPLOST V is approved by the voters & provides funds for the Arena.
  - That satisfactory arrangements are reached with respect to the existing civic center.
  - That other agreements regarding the construction and funding of the Arena are negotiated with various third parties.

Augusta Entertainment LLC

The Investment Opportunity

- Projected Capital Structure
  - Total of 3,000 units created.
  - Investors purchase 2,400 units at $1,000/unit.
  - Of the 3,000 units, 150 have been committed to by each of Messrs. Lawrence and Morris.
  - A portion of this commitment has already been funded by their payment of monies for studies, formation of the firm and purchase of the Lynx.
  - ScheerGame will initially receive 150 units for at-risk services provided. They would receive another 150 units for additional at-risk and uncompensated development services.

Augusta Entertainment LLC

The Investment Opportunity

- Relationships with Principals
  - ScheerGame will provide program management services overseeing design and construction and manage the arena, all for fees.
  - National Barrel Horse Association, an entity controlled by Mr. Morris, will operate the Barrel Horse competition in the Arena.
  - Mr. Morris is Show Chairman and President of the Atlantic Coast Cutting Horse Association, a non-profit entity that will operate the Augusta Futurity in the Arena.

Augusta Entertainment LLC

The Investment Opportunity

- Sources of Income, Return of Investment
  - Hockey team is expected to lose money while still in Civic Center, make money in Arena.
  - Marketing Commissions – 10% commissions annually on initial sales and renewals of suites, club seats, naming rights, advertising (all multi-year contracts).
  - Development Fee – 4% of project budget.
  - 1/3 of Arena net income until lenders repaid, then ½, subject to tax law.

Augusta Entertainment LLC

The Investment Opportunity

- Return of Investment, Internal Rate of Return (subject to risk factors in offering documents)
- Subject to construction risk as well as other risk factors, investor capital may be returned in whole or in part at building opening

Augusta Entertainment LLC

The Investment Opportunity

- Risk Factors:
  - This is a highly risky investment. No assurance of return of or on capital is made. Please refer to the offering documents.
  - Public funding for a new arena may not occur.
  - The firm's only business and asset may become its ownership in the Lynx playing in the Civic Center under its current lease.
  - The Company may request additional capital from Investors in order to cover team, arena pre-development, development or operating cash shortfalls or losses. If an Investor does not contribute his proportionate share of the capital requested, he is subject to potential dilution of his interest in the Company.

Augusta Entertainment LLC

The Investment Opportunity

- The Operating Agreement - Management
  - Board of Directors consisting of 5 members
    - Frank Lawrence or his designee
    - Member appointed by Shivers Hockey Investment, LLC (which holds Morris interests)
    - Member appointed by ScheerGame
    - Two members elected by all of the members of the Company
  - Executive Officers
    - President/CEO appointed by the Board (currently Frank Lawrence)
    - General Manager appointed by the Board (currently Paul Gamsby)
    - Secretary/Treasurer appointed by the Board

Augusta Entertainment LLC

The Investment Opportunity

- The Operating Agreement - Operations
  - Organized as a Georgia Limited Liability Company
  - Business of the Company is to:
    - Own, operate, dispose of and otherwise deal with the Augusta Lynx hockey team
    - Contract for and perform the development, planning, design, construction and operation of the new Arena

Augusta Entertainment LLC

The Investment Opportunity

- The Operating Agreement – Investor rights
  - Members will not be subject to capital calls
  - If additional interests are sold to raise more capital, the members will have preemptive rights to purchase such interests
  - Distributions made to members as and when determined by the Board of Managers
  - Certain major actions such as the sale of substantially all of the assets, merger, dissolution of the Company must be approved by majority of the total interests in the Company

Augusta Entertainment LLC

Indication of Investment Interest

I am interested in learning more about a potential investment in Augusta Entertainment

Name: ______________________________

Address: ______________________________

____

____

Telephone: ______________________________

Signature: ______________________________

Date: ______________________________

Please return this form to: Mr. Paul Simon
Riverfront Center, Suite 340
One Tenth Street
Augusta, GA 30901

Why Augusta Entertainment

- Anchor a community vision of the future
- Help secure passage of SPLOST V
- Build a partnership among neighbors with the County government
- Improve the quality of life of our citizens
- Bring world-class entertainment, family shows, concerts and sports to Augusta



If Not Us, Who?



If Not Now, When?

EXHIBIT 13.3


AUGUSTA | ENTERTAINMENT
LLC

INVEST IN OUR FUTURE!

A COMMUNITY PARTNERSHIP

www.augustaentertainmentllc.com



Membership units will be offered for sale at $1,000 per unit. If you are interested in investing in Augusta Entertainment, please complete this form

Name ____________________

Address (line 1) ____________________

Address (line 2) ____________________

City/State/Zip ____________________

Telephone ____________________

email ____________________

and return to:
Mr. Paul S. Simon
Riverfront Center Suite 340
One Tenth Street • Augusta, GA 30901
or email: carolyn.phillips@morris.com

No money or other consideration is being solicited now, and if sent in response, will not be accepted. No sales of units (shares) will be made or commitment to purchase accepted until delivery of an offering circular that includes complete information about Augusta Entertainment and the offering. Augusta Entertainment owns the Augusta Lynx hockey team and proposes to develop and operate *the new arena for Augusta-Richmond County. Please refer to and consider the materials in the* offering circular and the descriptions of the risks to said investment contained therein. An indication of interest made by a prospective investor involves no obligation or commitment of any kind.

Frank Lawrence, CEO





AUGUSTA | ENTERTAINMENT LLC

INVEST IN OUR FUTURE!

THE SOUTHGATE ARENA

A COMMUNITY PARTNERSHIP

www.augustaentertainmentllc.com



Membership units will be offered for sale at $1,000 per unit. If you are interested in investing in Augusta Entertainment, please complete this form

Name______________________________

Address (line 1)__________________________

Address (line 2)__________________________

City/State/Zip___________________________

Telephone_____________________________

email_______________________________

and return to:
Mr. Paul S. Simon
Riverfront Center Suite 340
One Tenth Street • Augusta, GA 30901
or email: augusta.entertainment@morris.com

No money or other consideration is being solicited now, and if sent in response, will not be accepted. *No sales of units (shares) will be made or commitment to purchase accepted until delivery of an offering circular that includes complete information about Augusta Entertainment and the offering.* Augusta Entertainment owns the Augusta Lynx hockey team and proposes to develop and operate the new arena for Augusta-Richmond County. Please refer to and consider the materials in the offering circular and the descriptions of the risks to said investment contained therein. An indication of interest made by a prospective investor involves no obligation or commitment of any kind.

WHAT WE'RE MISSING!

Right now, we can't compete with the other venues available. Acts are performing all around us, but just not here. An example of acts that we're missing:

March 2004	BRITNEY SPEARS	Atlanta GA
March 2004	BRITNEY SPEARS	Columbia SC
March 2004	BRITNEY SPEARS	Jacksonville FL
March 2004	LUDACRIS	Atlanta GA
March 2004	N.E.R.D & BLACK EYED PEAS	Atlanta GA
March 2004	CHRIS ROCK	Jacksonville FL
March 2004	BETTE MIDLER	Columbia SC
March 2004	YANNI	Columbia SC
March 2004	JOHN MAYER	Greenville SC
April 2004	PRINCE	Columbia SC
April 2004	SHANIA TWAIN	Atlanta GA
April 2004	SHANIA TWAIN	Greenville SC
April 2004	HOOTIE & THE BLOWFISH	Greenville SC

